40-33

John Hancock Financial Services

U.S. Wealth Management
601 Congress Street
Boston, MA 02210
(617) 663-2261
Fax: (617) 663-2197
E-Mail: CSechler@jhancock.com

Christopher Sechler
Assistant Vice President & Senior Counsel

John Hancock
the future is yours

RECEIVED
MAY 20 2010
The Division of Investment Management

SEC Mail Processing Section
MAY 13 2010
Wash. D.C.
200

May 12, 2010

By Federal Express Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: John Hancock Life Insurance Company (U.S.A.)
John Hancock Life Insurance Company of New York
John Hancock Investment Management Services, LLC (SEC File No. 801-28947)
John Hancock Funds, LLC (SEC File No. 008-43582)
John Hancock Distributors, LLC (SEC File No. 008-15826)
John Hancock Trust (SEC File No. 811-04146)
John Hancock Funds II (SEC File No. 811-21779)
Filings Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of entities named above, enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, please find a copy of the First Amended Class Action Complaint and Jury Demand filed in the United States District Court for the District of New Jersey in a matter encaptioned:

> *Danielle Santomenno, for the use and benefit of the John Hancock Trust and John Hancock Funds II; Danielle Santomenno, individually and on behalf of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), employee benefit plans that held, or continue to hold, group variable annuity contracts issued/sold by John Hancock Life Insurance Company (U.S.A.) or John Hancock Life Insurance Company of New York, and the participants and beneficiaries of all ERISA covered employee benefit plans; and Danielle Santomenno individually and on behalf of any person or entity that is a party to, or has acquired rights under, an individual or group variable annuity contract that was issued/sold by John Hancock Life Insurance Company (U.S.A.) or John Hancock Life Insurance Company of New York, where the underlying investment was a John Hancock proprietary mutual fund contained in the John Hancock Trust, v. John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Investment Management Services, LLC, John Hancock Funds, LLC, and John Hancock Distributors, LLC,* Civil Action No 2:10-cv-01655-WJM-FM.

The Defendants were not served with the initial complaint in this matter. Please mark the enclosed copy of this letter as "received" and return it to me in the enclosed pre-paid FedEx envelope. Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Christopher Sechler, ~~Assistant~~ Secretary,
John Hancock Trust and John Hancock Funds II

Enclosure

cc: Betsy Anne Seel
Thomas M. Kinzler
Michael S. Caccese
Mark P. Goshko

[redacted]

10000604

SZAFERMAN, LAKIND, BLUMSTEIN & BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, New Jersey 08648
By: Robert L. Lakind, Esquire
Telephone: (609) 275-0400
Fax: (609) 275-4511

LEVY, PHILLIPS & KONIGSBERG, LLP
800 Third Avenue, 13th Floor
New York, New York 10022
By: Moshe Maimon, Esquire
Telephone: (212) 605-6200
Fax: (212) 605-6290

Attorneys For Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

DANIELLE SANTOMENNO, for the use and benefit of the John Hancock Trust and John Hancock Funds II; DANIELLE SANTOMENNO, individually and on behalf of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), employee benefit plans that held, or continue to hold, group variable annuity contracts issued/sold by John Hancock Life Insurance Company (U.S.A.) or John Hancock Life Insurance Company of New York, and the participants and beneficiaries of all such ERISA covered employee benefit plans; and DANIELLE SANTOMENNO individually and on behalf of any person or entity that is a party to, or has acquired rights under, an individual or group variable annuity contract that was issued/sold by John Hancock Life Insurance Company (U.S.A.) or John Hancock Life Insurance Company of New York, where the underlying investment was a	**Honorable William J. Martini** **Civil Action No. 2:10-cv-01655-WJM-FM** **FIRST AMENDED CLASS ACTION COMPLAINT AND JURY DEMAND**

John Hancock proprietary mutual fund contained in the John Hancock Trust

Plaintiffs,

vs.

John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Investment Management Services, LLC, John Hancock Funds, LLC, and John Hancock Distributors, LLC,

Defendants.

Plaintiff, DANIELLE SANTOMENNO, whose street address is 18-00 Fair Lawn Avenue, Suite 105, Fair Lawn, New Jersey, 07410 and whose post office address is Post Office Box 2652, Fair Lawn, New Jersey 07410, for the use and benefit of the John Hancock Trust and John Hancock Funds II; DANIELLE SANTOMENNO individually and on behalf of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covered employee benefit plans that held, or continue to hold, group annuity contracts issued/sold by John Hancock Life Insurance Company (U.S.A.) or John Hancock Life Insurance Company of New York and the participants and beneficiaries of all such ERISA covered employee benefit plans; and DANIELLE SANTOMENNO individually and on behalf of any person or entity that is a party to, or has acquired rights under, an individual or group variable annuity contract that was issued/sold by John Hancock Life Insurance Company (U.S.A.) or John Hancock Life Insurance Company of New York, where the underlying investment was a John Hancock proprietary fund contained in the John Hancock Trust; by way of Complaint against, Defendants, John Hancock Life Insurance Company (U.S.A.), (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), John Hancock Life Insurance Company of New York (whose principal place of business is believed to be 197 Clarendon Street, Boston Massachusetts, 02117), John Hancock Investment Management Services, LLC (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), John Hancock Funds, LLC (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), and John Hancock Distributors, LLC (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), says that:

TABLE OF CONTENTS

I. NATURE OF ACTION AND SUMMARY OF CLAIMS

A. Overview-ERISA Claims

1. The underlying ERISA claims derive from Defendants' sale and operation of group annuity contracts to the sponsors of Plaintiffs' 401(k) plans, the management of assets in those plans, and the investments which Defendants made of the plans' assets, which, as a consequence of Defendants' misconduct, caused Plaintiffs to pay unreasonable and excessive fees in connection with the investment of their retirement savings.

2. The Plaintiff ERISA covered employee benefit plans (hereafter "the Plaintiff Plans") are employer-sponsored defined contribution retirement plans subject to ERISA, 29 U.S.C. §1001, *et seq.*

3. The Plaintiff Participants are or were participants and beneficiaries of the aforesaid Plaintiff Plans ("Plaintiff Participants"). Collectively, the Plaintiff Plans and Plaintiff Participants are occasionally hereinafter referred to as the "Plaintiffs."

4. Defendants, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (collectively "John Hancock (U.S.A.)"), provide services to ERISA covered employee benefit plans and, in connection therewith, provided and provide the Plaintiff Plans with various investment options through a product known as a group annuity contract.

5. As part of its services, Defendant John Hancock (U.S.A.) provided and provides the sponsors of the Plaintiff Plans with a set selection of twenty-nine funds as potential investment options by the Plaintiff Plans and Plaintiff Participants. This initial menu of twenty-

nine funds is composed of nineteen John Hancock proprietary funds and ten non-John Hancock funds.

6. The nineteen John Hancock proprietary funds are selected from three John Hancock series trusts that are registered as open end investment management companies and contain hundreds of John Hancock investment funds. Those trusts are (A) the John Hancock Trust, (B) the John Hancock Funds II and (C) the John Hancock Funds III.

7. From these series trusts, Defendant John Hancock (U.S.A.) selected the following nineteen John Hancock proprietary funds to be offered to the Plaintiff Plans (the parenthetical after the fund identifies the trust it came from): (A) the All Cap Value Fund (John Hancock Funds II), (B) the Blue Chip Growth Fund (John Hancock Funds II), (C) the Global Bond Fund (John Hancock Funds II), (D), the International Core Fund (John Hancock Funds III), (E) the International Value Fund (John Hancock Funds II), (F) the Lifestyle Fund- Aggressive Portfolio (John Hancock Funds II), (G) the Lifestyle Fund-Moderate Portfolio (John Hancock Funds II), (H) the Lifestyle Fund-Balanced Portfolio (John Hancock Funds II), (I) the Lifestyle Fund-Growth Portfolio (John Hancock Funds II), (J) the Lifestyle Fund- Conservative Portfolio (John Hancock Funds II), (K) the Mid Value Trust (John Hancock Trust), (L) the Money Market Trust (John Hancock Trust), (M) the Real Return Bond Fund (John Hancock Funds II), (N) the Small Cap Growth Trust (John Hancock Trust), (O) the Small Company Value Fund (John Hancock Funds II), the (P) Strategic Income Trust (John Hancock Trust), (Q) the Total Return Fund (John Hancock Funds II), (R) the U.S. Government Securities Fund (John Hancock Funds II) and (S) the Value Trust (John Hancock Trust) (these funds, all of which are contained in John Hancock trusts, are hereinafter collectively referred to as the "JH Plan Funds").

8. The names of the ten non-proprietary John Hancock funds that are offered as potential investment options to the Plaintiff Plans are provided in Section IX of the Complaint; the common characteristic among all of these non-John Hancock funds is that investments by the Plaintiffs in such funds resulted in payments to Defendant John Hancock (U.S.A.).

9. Each of the Plaintiff Plans, or their sponsors, then selects all or some of these twenty-nine funds to be made available to the Plaintiff Participants for investment of their retirement assets.

10. When Plaintiff Participants elect to invest in a fund offered by Defendant John Hancock (U.S.A.) their investment is first deposited into separate Sub-Accounts, each of which corresponds to the specific fund investment option. From the Sub-Accounts, Plaintiff Participants' investments are then invested in the underlying fund.

11. Defendant John Hancock (U.S.A.) pools the Plaintiffs' retirement monies designated for various funds from multiple Plaintiff Plans and uses the funds from the Sub-Accounts to purchase shares in the chosen fund.

12. The substance of the Plaintiffs' ERISA claims with respect to Defendants' actions is that the John Hancock (U.S.A.) group annuity contracts issued/sold to the Plaintiff Plans, or their sponsors, resulted in Plaintiffs being charged unreasonable and excessive fees on their retirement investments for products and services that were not materially different than an investment by a standard 401(k) plan directly into a mutual fund.

13. Defendant John Hancock (U.S.A.) has developed a scheme in which it markets its package of investment options to unsophisticated small to mid-size employee retirement programs.

14. Defendant John Hancock (U.S.A.) sells what is essentially an investment in a mutual fund within a wrapper of an annuity or insurance contract which, upon information and belief, does not provide any additional variable annuity features (unless an extra fee, in addition to the already excessive fee, is paid) to distinguish the Plaintiff Participants' investment from a direct investment in a retail mutual fund.

15. Defendant John Hancock (U.S.A.) has failed to fulfill its duties under ERISA as a fiduciary to the Plaintiff Plans by charging excessive unwarranted fees.

16. Defendants, by virtue of charging excessive fees, have appropriated significant assets from the Plaintiff Participants' retirement accounts on a continual basis.

17. Defendant John Hancock (U.S.A.)'s program fees charged to the Plaintiffs exceed what would be a reasonable fee negotiated in an arm's length transaction for such services.

18. Excessive fees are charged to Plaintiff Participants' accounts both individually and in the aggregate by Defendant John Hancock (U.S.A.). Those fees include: the "Sales and Service Fee," the high and continual commissions paid to financial intermediaries, the recordkeeping and administrative fees assessed separately at the account level, mutual fund distribution and service fees (i.e., 12b-1 fees), high investment management fees charged by Defendants and their affiliates to affiliated underlying funds, high expense structures in the underlying funds which do not take advantage of the Defendants' negotiating leverage to obtain the most favorable fee structure, and improper revenue sharing arrangements which inure to the benefit of Defendant John Hancock (U.S.A.) instead of being returned to the Plaintiff Plans.

19. Defendant John Hancock (U.S.A.) is a fiduciary under ERISA. Plaintiff, Danielle Santomenno, files these ERISA claims, seeking restitution for the full value of her, and all other

Plaintiff Participants', retirement benefits, which they were denied, because Defendant John Hancock (U.S.A.) violated ERISA by (A) failing to act prudently towards the Plaintiff Plans for which it is a fiduciary, (B) failing to take steps to defray reasonable costs when managing the Plaintiff Plans' assets, (C) failing to invest in suitable underlying available fund share classes, (D) self-dealing through the receipt of the "Sales and Service Fees," (E) self-dealing with respect to the setting of the advisory fee charged to affiliated underlying funds in comparison to the fees paid to sub-advisors who were performing all material investment management functions with respect to the funds, (F) self-dealing and misappropriation of plan assets by retaining revenue sharing payments from unaffiliated underlying mutual funds for the funds' participation in Defendant John Hancock (U.S.A.)'s program and (G) charging and/or accepting 12b-1 fees at the underlying fund level when the Plaintiff Plans would qualify as institutional investors and could avoid such distribution and service fees.

20. Plaintiff, Danielle Santomenno, also files these claims under ERISA individually and on behalf of the Plaintiff Plans that held, or continue to hold, group annuity contracts issued/sold by Defendant John Hancock (U.S.A.) for the above described ERISA violations.

B. Overview-Investment Company Act of 1940 ("ICA") Claims For Violation of ICA 36(b), 15 U.S.C. 80a-35(b)

21. The John Hancock Trust is a series trust that is comprised of separate investment funds. The John Hancock Trust is a registered open end investment management company under the ICA. Among the investment funds it includes are some of the JH Plan Funds, including, the Money Market Trust. This series trust also contains investment funds that are independent of the JH Plan Funds.

22. The John Hancock Funds II trust is a series trust that is comprised of separate

investment funds. The John Hancock Funds II trust is a registered open end investment management company under the ICA. Among the investment funds it includes are some of the JH Plan Funds, including, the Blue Chip Growth Fund and the Small Cap Growth Trust. This series trust also contains investment funds that are independent of the JH Plan Funds.

23. Plaintiff, Danielle Santomenno, as of September 30, 2009, was invested in the following investment funds: the Blue Chip Growth Fund, the Money Market Trust and the Small Cap Growth Trust, and was therefore a security holder of John Hancock Trust and John Hancock Funds II.

24. Defendant, John Hancock Investment Management Services, LLC, is the investment adviser to all of the investment funds in the John Hancock Trust and John Hancock Funds II, as well as the trusts themselves, and it has breached its fiduciary obligations under ICA §36(b), 15 U.S.C. §80a-35(b), by charging management fees to the investment funds and the series trusts themselves that were so disproportionately large that those fees bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

25. Plaintiff, Danielle Santomenno, brings this action, derivatively, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the John Hancock Trust and John Hancock Funds II.

26. The Plaintiffs seek, pursuant to ICA §36(b)(3), 15 U.S.C. §35(b)(3), the actual damages resulting from Defendant John Hancock Investment Management Services, LLC, breach of fiduciary duty pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), with respect to the management fees it charged the John Hancock Trust and John Hancock Funds II. Plaintiffs seek a recovery from the earliest date permitted by the statute of limitations through the date of final judgment.

C. Overview-ICA Claims Pursuant to ICA §47, 15 U.S.C. §80a-46(b)

27. In addition to selling group variable annuity contracts to the Plaintiff Plans, or their sponsors, on information and belief, Defendant John Hancock (U.S.A.) also sells variable annuity contracts, in the form of both individual and group variable annuity contracts to other persons and retirement plans. These individual variable annuity contracts and group variable annuity contracts (including those associated with the Plaintiff Plans and other retirement plans) are hereinafter referred to as the "JH Variable Annuity Contract(s)." The JH Variable Annuity Contracts provide the parties to such contracts, or persons who have acquired rights under such contracts, investment options where the ultimate investment is for one of the many funds contained in the John Hancock Trust (the John Hancock Trust contains, some, but not all, of the JH Plan Funds, as well as other funds).

28. Plaintiff Danielle Santomenno, through the Plaintiff Plan in which she is a participant, is, (A) on information and belief a party to a JH Variable Annuity Contract (specifically the group annuity contract associated with the Plaintiff Plan in which she is a participant) or (B) has acquired rights under the specific JH Variable Annuity Contract described in (A). All persons who are a party to a JH Variable Annuity Contract or have acquired rights under such a contract are plaintiffs to the claim described herein and are hereinafter referred to as the "Contractholder Class."

29. All members of the Contractholder Class were charged fees by Defendant John Hancock (U.S.A.) on any investment (whether directly or indirectly) into an investment fund in the John Hancock Trust that were: (A) unreasonable in relation to the services rendered, (B) unreasonable in relation to the expenses incurred and (C) unreasonable in

connection with the risks that Defendant John Hancock (U.S.A.) assumed in connection with the JH Variable Annuity Contracts.

30. As the JH Variable Annuity Contracts were funded by registered separate accounts, the improper fees associated with the JH Variable Annuity Contracts, and charged by Defendant John Hancock (U.S.A.), were in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

31. Plaintiff, Danielle Santomenno, brings this action pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), on behalf of herself and the Contractholder Class for the fees such Defendant charged in conjunction with such contracts that violated ICA 26(f)(2), 15 U.S.C. §80a-26(f)(2).

32. Pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the Contractholder Class seeks rescission of any JH Variable Annuity Contract, or portion thereof, for the fees and/or charges associated with such contracts that violated ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), and were deducted by Defendant John Hancock (U.S.A.).

33. For all JH Variable Annuity Contracts rescinded on the basis of their unlawfulness under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), the Contractholder Class seeks restitution pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), against Defendant John Hancock (U.S.A.), which was unjustly enriched through its collection of unreasonable fees and charges deducted under void provisions of the JH Variable Annuity Contracts.

II. THE PARTIES

A. Plaintiffs

34. The Plaintiff Plans are defined contribution plans (401(k) plans), subject to ERISA, to whom Defendant John Hancock (U.S.A.) provided investment management services through one of its group annuity contracts.

35. The Plaintiff Participants are participants, as defined in ERISA §3(7), 29 U.S.C. §1002(7), and/or beneficiaries, as defined in ERISA 3(8), 29 U.S.C. §1002(8), of the Plaintiff Plans to whom Defendant John Hancock (U.S.A.) provided investment management services through one of its group annuity contracts.

36. The Plaintiff Participants file this action as a derivative action on behalf of the Plaintiff Plans pursuant to ERISA §502(a)(2), 29 U.S.C. §1132(a)(2), to recover assets of such plans which Defendants improperly took in violation of ERISA.

37. The Plaintiff Participants file this action to recover the full value of their retirement benefits, which they were deprived of by Defendants' actions, pursuant to ERISA §§502(a)(2) and (3), 29 U.S.C. §§1132(a)(2) and (3).

38. The Plaintiffs also file this action as a derivative claim under the ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the John Hancock Trust and John Hancock Funds II.

39. The Contractholder Class brings this action pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), to rescind the JH Variable Annuity Contracts, or portion thereof, that were in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

B. Defendants

40. Defendant, John Hancock Life Insurance Company (U.S.A.), is a Michigan corporation engaged in the business of issuing and administering group annuity contracts to sponsors of defined contribution (401(k)) plans in all states, with the exception of the State of New York. These contracts are targeted to small to mid-size employers. Defendant John Hancock Life Insurance Company (U.S.A.) also issues individual annuity contracts. The principal place of business of John Hancock Life Insurance Company (U.S.A.) is believed to be

601 Congress Street, Boston, Massachusetts, 02210.

41. Defendant, John Hancock Life Insurance Company of New York is a New York corporation engaged in the business of issuing and administering group annuity contracts to sponsors of 401(k) plans in the State of New York. These contracts are targeted to small to mid-size employers. Defendant, John Hancock Life Insurance Company of New York also issues individual annuity contracts. The principal place of business of John Hancock Life Insurance Company of New York is believed to be 197 Clarendon Street, Boston Massachusetts, 02117.

42. Defendant John Hancock Life Insurance Company of New York is a wholly owned subsidiary of Defendant John Hancock Life Insurance Company (U.S.A.).

43. Both Defendant John Hancock Life Insurance Company (U.S.A.) and Defendant John Hancock Life Insurance Company of New York are herein referred to as John Hancock (U.S.A.).

44. Defendant, John Hancock Investment Management Services, LLC (hereinafter, "John Hancock Investment Management Services"), is a Delaware limited liability company engaged in the business of providing investment advice to all of the following John Hancock Trusts: the John Hancock Trust, John Hancock Funds II and John Hancock Funds III, as well as the investment funds contained in such trusts, which includes all of the JH Plan Funds. The principal place of business of John Hancock Investment Management Services is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

45. The Securities and Exchange Commission of the United States of America (hereinafter, the "SEC") has fined Defendant John Hancock Investment Management Services for engaging in a scheme to defraud and deceive with respect to investment funds that it advises,

and that are used as investment options for annuity contracts. This fine stemmed from the use by John Hancock Investment Management Services of fund assets to pay unauthorized fees.

46. Defendant, John Hancock Distributors, LLC (hereinafter, "John Hancock Distributors"), is a Delaware limited liability company and is an affiliate of Defendant John Hancock Investment Management Services. It serves as the distributor of the shares of the investment funds contained in the John Hancock Trust. The principal place of business of John Hancock Distributors is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

47. Defendant, John Hancock Funds, LLC (hereinafter, "John Hancock Funds"), is a Delaware limited liability company and is an affiliate of Defendant John Hancock Investment Management Services. It serves as the distributor of the shares of the investment funds contained in the following John Hancock trusts: John Hancock Funds II and John Hancock Funds III. The principal place of business of John Hancock Funds is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

48. On an annual basis, Defendant, John Hancock Investment Management Services, requests the approval, by the board of the John Hancock Trust, John Hancock Funds II and John Hancock Funds III, with respect to the funds it manages that are contained in these trusts, to continue its distribution and service plan in accordance with Rule 12b-1 under the ICA, which permits payment of distribution and service fees known as 12b-1 fees from the assets of each of the funds, within these trusts.

49. Defendant John Hancock Investment Management Services pays all or a portion of the 12b-1 fees it receives for the investment funds it manages to itself or John Hancock Distributors or John Hancock Funds (depending upon which John Hancock trust the fund is

located in).

50. Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds, promotion of the investment funds within the John Hancock trusts benefits these Defendants because the compensation paid to them appreciates with the growth of assets in the investment funds within the John Hancock trusts.

51. The SEC has fined John Hancock Distributors and John Hancock Funds for aiding and abetting in a scheme to defraud and deceive with respect to John Hancock proprietary funds that are used as investment options for variable annuity contracts.

III. JURISDICTION AND VENUE

52. This Court has jurisdiction over the claims that arise under ERISA pursuant to 28 U.S.C. §1331 and ERISA §502(e)(1), 29 U.S.C. §1132(e)(1) and the claims that arise under the ICA, §§36(b) and 47(b),15 U.S.C. §§80a-35(b) and 46(b), pursuant to 28 U.S.C. §1331 and ICA §§36 (b)(5) and 44, 15 U.S.C. §80a-35(b)(5) and 43.

53. Venue with respect to this action may be laid in the District of New Jersey pursuant to ERISA §502(e)(2), 29 U.S.C. §1132(e)(2) and 28 U.S.C. §1391.

54. No presuit demand on the board of directors of the John Hancock Trust or John Hancock Funds II is required as the requirements of Fed. R. Civ. P. 23.1 do not apply to actions under ICA §36(b), 15 U.S.C. 80a-35(b).

IV. THE LAW

A. ERISA

55. ERISA, codified at 29 U.S.C. §1001, *et seq*., was enacted, in part, to ensure "the soundness and stability of plans with respect to adequate funds to pay promised benefits." ERISA

§2(a), 29 U.S.C. §1001(a).

56. A 401(k) plan is a defined contribution plan.

57. Defined contribution plans are governed by ERISA. ERISA §3(34), 29 U.S.C. §1002(34).

58. As Defendant John Hancock (U.S.A.) uses its group annuity contracts in connection with services provided to defined contribution plans, such plans are subject to ERISA.

59. ERISA §3(21), 29 U.S.C. §1002(21) defines a fiduciary as any entity that:

> (a) exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management or disposition of its assets,
>
> (b) renders investment advice for a fee or other compensation, direct or indirect, with respect to any monies or other property of such plan, or has any authority or responsibility to do so, or
>
> (c) has any discretionary authority or discretionary responsibility in the administration of such plan.

60. In managing the assets of a plan subject to ERISA, a fiduciary must act solely in the interest of plan participants and to defray reasonable plan expenses. ERISA §404(a)(1)(A), 29 U.S.C. §1104(a)(1)(A).

61. In managing the assets of a plan subject to ERISA, a fiduciary must act with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

62. The fees that are charged to participants on account of the investment of ERISA plan assets are relevant to assessing whether a fiduciary has made a prudent investment of plan

assets.

63. The historical performance of an investment option into which ERISA plan assets are placed is relevant to assessing whether a fiduciary has made a prudent investment of plan assets.

64. The disciplinary history of any party associated with managing or operating investment vehicles into which ERISA plan assets are placed is relevant to assessing whether a fiduciary has made a prudent investment of plan assets.

65. ERISA forbids self dealing by fiduciaries.

66. Self dealing transactions are among the "prohibited transactions" described in ERISA §406(b), 29 U.S.C. §1106(b).

67. ERISA §406(b), 29 U.S.C. §1106(b) provides, in pertinent part, as follows:

> (b) Transactions between plan and fiduciary
>
> A fiduciary with respect to a plan shall not--
>
> (1) deal with the assets of the plan in his own interest or for his own account,
>
> * * * *
>
> (3) receive any consideration for his own personal account from any party dealing with such plan in connection with a transaction involving the assets of the plan.

68. ERISA forbids a fiduciary from engaging in transactions with "parties in interest," as defined in ERISA §3(14), 29 U.S.C. §1002(14).

69. Transactions with "parties in interest" are among the "prohibited transactions" described in ERISA §406(a), 29 U.S.C. §1106(a).

70. ERISA §3(14)(G), 29 U.S.C. 1002(14)(G) defines a "party in interest" as

a corporation, partnership...of which (or in which) 50 percent or more of--

(i) the combined voting power of all classes of stock entitled to vote or the total value of shares of all classes of stock of such corporation,

(ii) the capital interest or profits interest of such partnership, or

* * * *

is owned directly or indirectly, or held by [a fiduciary to the plan or an entity that provides services to the plan.]

71. ERISA §406(a), 29 U.S.C. §1106(a), provides in pertinent part as follows:

(a) Transactions between plan and party in interest

Except as provided in section 1108 of this title:

(1) A fiduciary with respect to a plan shall not cause the plan to engage in a transaction, if he knows or should know that such transaction constitutes a direct or indirect--

(A) sale or exchange, or leasing, of any property between the plan and a party in interest;

* * * *

(C) furnishing of goods, services, or facilities between the plan and a party in interest;

(D) transfer to, or use by or for the benefit of a party in interest, of any assets of the plan. . . .

72. Pursuant to ERISA §409, 29 U.S.C. §1109, any fiduciary that violates either ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106, with respect to an ERISA plan, is liable to "make good" for

any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate.

73. Pursuant to ERISA §502(a)(2), 29 U.S.C. §1332(a)(2), a participant or beneficiary has standing to bring a complaint for any relief under 29 U.S.C. §1109.

74. Pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), a participant or beneficiary has standing to bring a claim to (a) enjoin any practice that violates ERISA or (B) to obtain other equitable relief (i) to redress a violation of ERISA or (ii) to enforce any provision of ERISA.

75. Pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3) a civil action may be maintained against a non-fiduciary that participates in a fiduciary's violations of ERISA.

76. Pursuant to ERISA §502(g), 29 U.S.C. §1132(g), a court, in its discretion, may allow for payment of reasonable attorney's fees and costs associated with an action arising under ERISA.

77. Plaintiffs bring this action pursuant to ERISA §§409(a) and 502(a)(2), (3) and (g), 29 U.S.C. §§1109(a), and 1132(a)(2), (3) and (g) for, among other relief, the following:

a. A declaratory judgment holding that the acts of Defendants John Hancock (U.S.A.), John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds described herein are illegal as violations of ERISA.

b. A permanent injunction against the Defendants from engaging in the prohibited practices described herein.

c. Disgorgement/restitution of the excessive and impermissible fees received by Defendants on account of investments made in Defendant John Hancock (U.S.A.) products.

d. Disgorgement/restitution of the impermissible revenue sharing payments that were received by Defendant John Hancock (U.S.A.) on account of the Plaintiff Participants' investment of their retirement monies.

e. Disgorgement of excessive fees charged by underlying, unaffiliated mutual funds, that represent the difference between the unsuitable investment classes Defendant John Hancock (U.S.A.) selected for Plaintiffs' assets and the lowest cost alternative.

f. Order that Plaintiffs be paid reasonable costs and attorneys fees.

B. ICA §36(b), 15 U.S.C. §80a-35(b)

78. In 1940 Congress enacted the ICA.

79. ICA §36(b), 15 U.S.C. §80a-35(b), provides that a security holder may bring suit against the investment adviser of a registered investment company if the adviser breaches its fiduciary duty with respect to the amount of compensation it receives from the registered investment company for its services.

80. Pursuant to ICA §36(b), 15 U.S.C. §80a-35(b) and Jones v. Harris Assoc., _U.S._2010 WL 1189560 (2010), that duty is breached if the adviser's fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

81. Among the factors a court should consider in determining if this fiduciary duty has been breached are: (A) the nature and quality of the adviser's services, (B) the profitability of the fund to the adviser, (C) comparative fee structures and (D) the conscientiousness of the board of directors of the fund in approving the adviser's fee.

82. Defendant John Hancock Investment Management Services is an investment adviser to the John Hancock Trust and John Hancock Funds II. Both are registered open end investment management companies. Furthermore, both are series trusts comprised of separate investment funds and Defendant John Hancock Investment Management Services serves as the adviser to all of those funds. The management fees charged by Defendant John Hancock Investment Management Services with respect to these funds and their associated trusts were so disproportionately large that they bore no reasonable relationship to the services rendered and

could not have been the product of arm's length bargaining.

83. As of September 30, 2009, the named Plaintiff was a security holder of both the John Hancock Trust and John Hancock Funds II.

84. The named Plaintiff has standing, pursuant ICA §36(b), 15 U.S.C. §80a-35(b), to bring suit on behalf of the John Hancock Trust and John Hancock Funds II for the actual damages resulting from the breaches of fiduciary duty on the part of Defendant John Hancock Investment Management Services with respect to the amount of compensation it received from these open end investment management companies.

85. Plaintiffs file this action as a derivative action on behalf of the following registered open end investment management companies: John Hancock Trust and John Hancock Funds II.

86. The Plaintiffs seek, pursuant to ICA §36(b)(3), 15 U.S.C. §35(b)(3), the actual damages resulting from Defendant John Hancock Investment Management Services breach of fiduciary duty pursuant to ICA §36(b), 15 U.S.C. §80a-35(b) with respect to the John Hancock Trust and John Hancock Funds II. Plaintiffs seek a recovery from the earliest date permitted by the statute of limitations through the date of final judgment.

C. ICA §§26(f)(2) and 47(b), 15 U.S.C. §§80a-26(f)(2) and 46(b)

87. Where a contract violates, in whole or part, a provision of the ICA, 15 U.S.C. §80a-1 et seq., it is unenforceable. 15 U.S.C. §80a-46(b).

88. Under ICA §47(b), 15 U.S.C. §80a-46(b), any party to such an unlawful contract, or non-party that has acquired a right under such unlawful contract, has an express right to bring an action for equitable relief, including rescission of that contract, or its unlawful portions, and

restitution.

89. It is a violation of the ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2), "for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract - - (A) unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company...."

90. Defendant John Hancock (U.S.A.) is the sponsoring insurance company of registered separate accounts funding the JH Variable Annuity Contracts and/or the seller of such contracts.

91. The named Plaintiff and the Contractholder Class, on information and belief, were (a) parties to a JH Variable Annuity Contract and/or (b) were non-parties that acquired rights under such contracts.

92. Defendant John Hancock (U.S.A.) charged and collected fees under the JH Variable Annuity Contracts that violated ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), and were borne by the named Plaintiff and the other members of the Contractholder Class.

93. Pursuant to ICA §47(b), 15 U.S.C. §80-46(b), the named Plaintiff and Contractholder Class is entitled to:

a. rescission of the provisions of the JH Variable Annuity Contracts under which Defendant John Hancock (U.S.A.) charged unreasonable fees in violation of ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2); and

b. restitution of those unreasonable fees and charges imposed and collected by Defendant John Hancock (U.S.A.) under the unenforceable provisions of the JH Variable Annuity Contracts.

V. GENERAL DESCRIPTION OF DEFENDANT JOHN HANCOCK (U.S.A.)

94. The web address, www.johnhancock.com ("JH Website"), indicates that Defendant John Hancock (U.S.A.) does business, under certain instances, using the name of John Hancock Retirement Plan Services (JHRS).

95. According to the JH Website, "[a]mong mutual fund, life insurance companies. . . . . JHRS [John Hancock (U.S.A.)] is ranked as the #1 provider to 401(k)'s based on number of 401(k) plans managed."

96. According to the JH Website, Defendant John Hancock (U.S.A.) offers 401(k) plans/retirement products through group annuity contracts. These products are specifically marketed to small and medium size employers.

97. Plaintiff Participants are past and present employees of companies which retained Defendant John Hancock (U.S.A.) to provide, manage and/or establish their 401(k) plans.

98. Once Defendant John Hancock (U.S.A.) is retained with respect to a 401(k) plan, among other things, it: (A) provides record keeping services, (B) provides "plan installation" services (if necessary), (C) provides for the enrollment of Plaintiffs under such plans, (D) distributes educational materials, (E) provides customer service and (F) provides other participant services.

99. Defendant John Hancock (U.S.A.), in addition, offers Plaintiff Participants, through their applicable plans, investment options for their retirement monies through Defendant John Hancock (U.S.A.) issued group annuity contracts.

100. Defendant John Hancock (U.S.A.), in connection with ERISA plans for which it provides services, gives a "Fiduciary Standards Warranty" at no additional cost to companies that

offer participants of their 401(k) plans a minimum required number of investment options "offered by John Hancock (U.S.A.)" (hereafter, the "Fiduciary Standards Warranty").

101. The Fiduciary Standards Warranty promises to "restore any losses to the plan and pay litigation costs related to the suitability of our investment process and Fund lineup for 401(k) plans." http://www.jhfiduciarywarranty.com/assets/downloads/PS9615.pdf

102. In a footnote in the description of the Fiduciary Standards Warranty, Defendant John Hancock (U.S.A.) discloses that "[t]he Warranty does not extend to any claims that any expenses paid directly or indirectly by the plan are unreasonable." https://www.jh401kadvisor.com/do/productsAndServices/.

103. In its description of the John Hancock (U.S.A.) Fiduciary Standards Warranty, Defendant John Hancock (U.S.A.) states the following:

> John Hancock Retirement Plan Services today introduced the 401(k) industry's first Fiduciary Standards Warranty. The Warranty provides 401(k) plan sponsors and participants with specific assurances that its investment selection and monitoring process satisfies fiduciary standards established under the Employee Retirement Income Security Act (ERISA). The company promises to restore plan losses and pay litigation costs related to the suitability of this process or the investment options themselves. The warranty is being offered at no extra cost to plan sponsors.
>
> http://www.manulife.com/public/news/detail/0,,lang=en&artId=145061&navId=630002,0 0.html

104. Defendant John Hancock (U.S.A.) has also stated, with respect to its Fiduciary Standards Warranty, the following:

> 'We recognize that fund selection and monitoring is an important part of the due diligence process, and we are confident that our investment selection and monitoring process meets the highest fiduciary standards,' said Susan Bellingham, Senior Vice President for Marketing Development, Retirement Plan Services. 'We are committed to helping employers meet the highest fiduciary standards for selection and monitoring of the investments they offer their 401(k) participants.'

http://www.manulife.com/public/news/detail/0,,lang=en&artId=145061&navId=630002,00.html

105. John Hancock (U.S.A.) promises that its funds

- Have been selected and monitored by John Hancock using a process that satisfies the ERISA prudence requirements for investment selection
- Are appropriate for long-term investors such as 401(k) participants
- Offer a broad range of investment alternatives, as prescribed under ERISA

http://www.manulife.com/public/news/detail/0,,lang=en&artId=145061&navId=630002,00.html

106. In connection with its services, Defendant John Hancock (U.S.A.) promises to

. . . . help plan sponsors with compliance responsibilities and operation of the plan by offering recordkeeping and communication including our Fiduciary toolkit: '*fiduciary responsibility an employer's guide*' and Annual Contract Review.

http://www.jhrps.com/us/

107. Defendant John Hancock (U.S.A.) also promises that its

...group annuity contracts relieve the plan sponsor of the benefit obligations, administration and other related tasks and fees associated with maintaining a defined benefit pension plan

http://www.johnhancock.com/about/news_details.php?fn=apr0407-text&yr=2007

108. Defendant John Hancock (U.S.A.) describes itself as follows:

A history of stability combined with industry-leading communications and local service and support make John Hancock U.S.A. a solid choice for qualified retirement plans. Through our group annuity contracts, John Hancock Retirement Plan Services offers qualified retirement plan products and services for corporate and small to mid-sized businesses.

http://www.jhrps.com/us/

109. Defendant John Hancock (U.S.A.) promises that it offers:

...an investment platform that is among the most competitive and flexible in the industry today, designed to help participants overcome the retirement challenge.

http://www.jhrps.com/us/

110. Defendant John Hancock (U.S.A.), in a letter to the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers), dated August 9, 2003, observed that "we acknowledge and agree that situations in which the sale of a variable annuity within a qualified plan are limited. . . ."

111. Notwithstanding this acknowledgment, Defendant John Hancock (U.S.A.) makes widespread use of its variable annuity contracts when servicing small and medium sized businesses.

112. Defendant John Hancock (U.S.A.) sold variable group annuity contracts to the Plaintiff Plans.

VI. DESCRIPTION OF JOHN HANCOCK (U.S.A.) GROUP ANNUITY CONTRACTS IN RELATIONSHIP TO PLAINTIFFS

A. The Fund Selection Process

113. The Plaintiff Participants, through the group annuity contract applicable to their respective plans, are permitted to invest in a maximum of twenty-nine different funds.

114. Defendant John Hancock (U.S.A.) selects of the menu of funds available to the Plaintiff Plans.

115. Defendant John Hancock (U.S.A.) selects from its menu of hundreds of available John Hancock mutual funds that are contained in either of the following series trusts: John Hancock Trust, John Hancock Funds II or John Hancock Funds III.

116. John Hancock (U.S.A.) has constructed a template menu that includes twenty-nine

different funds, consisting of the nineteen JH Plan Funds and ten independent mutual funds. Each of the nineteen JH Plan Funds are contained in one of the John Hancock trusts.

117. Plan sponsors then select from this menu all or some of the twenty-nine funds to be included as investment options for each the Plaintiff Participants of the Plaintiff Plans.

118. The John Hancock (U.S.A.) Fiduciary Standards Warranty is only available to sponsors who include at least nineteen John Hancock proprietary funds.

119. Plaintiff Participants select those funds in which they wish to invest from among the subset of funds chosen by plan sponsors from among the twenty-nine funds selected by Defendant John Hancock (U.S.A.).

120. The monies to be invested in a particular fund selected by the Plaintiff Participants are pooled together by Defendant John Hancock (U.S.A.) into a Sub-Account corresponding to that fund and then invested in that underlying fund.

B. The Excessive Management Fees Charged by Defendant John Hancock Investment Management Services

121. Defendant John Hancock Investment Management Services earns excessive management fees on the JH Plan Funds which are selected by Plaintiffs for investment of their retirement monies.

122. The fees referred to in the preceding paragraph are and were in addition to the fees that Defendant John Hancock (U.S.A.) received.

123. The fees referred to in the preceding two paragraphs are and were precluded by ERISA.

124. By charging the fees referred to in this section, Defendant John Hancock (U.S.A.) and John Hancock Investment Management Services unlawfully deprived the Plaintiff Plans and

Plaintiff Participants of their retirement benefits.

C. Operation of the Group Annuity Contract and Sub-Accounts

125. Plaintiff Participants investments are not initially directly invested into the funds which they select.

126. When a Plaintiff Participant determines to purchase shares in a fund through the Defendant John Hancock (U.S.A.) group annuity contract, the retirement assets to be invested are first directed to a Sub-Account.

127. Each Sub-Account is associated with an underlying fund.

128. Defendant John Hancock (U.S.A.) then uses the funds pooled into a Sub-Account to purchase shares of the fund selected by the Plaintiff Participant.

129. Each Sub-Account only invests in a specific underlying fund.

130. Defendant John Hancock (U.S.A.) describe each Sub-Account in a document it calls a "Fund Sheet."

131. Each Plaintiff Participant receives from Defendant a booklet entitled "Your Investment Options."

132. The booklet entitled Your Investment Options summarizes each of the Sub-Accounts offered by Defendant John Hancock (U.S.A.) and contains the Fund Sheets.

133. The Fund Sheets contain the name of each applicable Sub-Account investment option, which corresponds to the name of the fund in which the assets provided to the Sub-Account are invested.

134. The Fund Sheets contain the "ticker symbol" of the fund in which the assets provided to the Sub-Account are invested.

135. The Fund Sheets disclose the investment strategy of the fund that underlies the Sub-Account.

136. From the perspective of a Plaintiff Participant, who provides funds to a Sub-Account, the only difference between the Sub-Account and the fund in which those assets are invested is that the investment in the Sub-Account requires that the Plaintiff Participant pay fees in addition to the fees that the Plaintiff Participant would have paid had he or she invested directly in the fund in which the assets of the Sub-Account are invested.

137. The booklet entitled Your Investment Options, distributed by Defendant, John Hancock (U.S.A.), contains the following statement:

> When contributions are allocated to Funds under your employer's group annuity contract with John Hancock, they will be held in a sub-account (also referred to as 'Fund'), which invests solely in shares of the specified underlying mutual fund. The ticker symbols shown are for the underlying mutual funds in which sub-accounts are invested.

138. At the website where the named Plaintiff can check her investments (www.jhancockpensions.com), Defendant John Hancock (U.S.A.) makes the following statements:

a. Unit value is the value of a unit of a sub-account (or "Fund"). When you make a contribution to a sub-account, it is used to purchase units of a Fund. The unit value is like the share price of a mutual fund.

b. An investment in a sub-account will fluctuate in value to reflect the value of the sub-account's underlying securities and, when redeemed, may be worth more or less than original cost.

c. Contributions under a group annuity contract issued by John Hancock Life Insurance Company (U.S.A.) (John Hancock U.S.A.) are allocated to investment options which: (a) invest solely in the shares of the underlying mutual fund. . . .

VII. FIDUCIARY STATUS OF DEFENDANT JOHN HANCOCK (U.S.A.)

PURSUANT TO ERISA AND FIDUCIARY STATUS OF DEFENDANT JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES PURSUANT TO THE ICA

A. ERISA

139. Defendant John Hancock (U.S.A.) is a fiduciary for the Plaintiff Plans pursuant to ERISA 3(21)(A), 29 U.S.C. §1002(21)(A).

1. Defendant John Hancock (U.S.A.)'s Ability to Change the Fund Menu and Share Class of the Underlying Fund in Which Plaintiff Participants' Retirement Assets are Invested Renders It a Fiduciary to the Plaintiff Plans

140. Once Defendant John Hancock (U.S.A.) establishes the menu of twenty-nine funds available to a Plaintiff Plan, Defendant John Hancock (U.S.A.) retains the authority, at its discretion, to add or delete the available investment options.

141. The John Hancock website where the named Plaintiff can review her investment options contains the following disclosure:

> Beginning in late April and concluding in May 2010, subject to regulatory approval, some Funds available under your company's qualified retirement plan under John Hancock may be changing. These changes are part of our ongoing review and monitoring process, helping to give you access to high-quality and well diversified portfolios . . . .

142. Certain versions of the John Hancock (U.S.A.) booklet, entitled Your Investment Options, contain the following disclosures, all of which indicate that Defendant John Hancock (U.S.A.) retains the authority to change the funds that Plaintiff Participants retirement assets are invested:

> This sub-account previously invested in a different underlying portfolio [the then underlying mutual fund]. It began investing in the current underlying portfolio [American Century Vista Fund] effective on or about May 7, 2005.

> This sub-account previously invested in a different underlying portfolio [the then underlying mutual fund]. It began investing in the current underlying portfolio [Lifestyle

Fund-Aggressive Portfolio] effective October 14, 2005.

This sub-account previously invested in a different underlying portfolio [the then underlying mutual fund]. It began investing in the current underlying portfolio [U.S. Government Securities Fund] effective October 14, 2005.

This sub-account previously invested in a different underlying portfolio [the then underlying mutual fund]. It began investing in the current underlying portfolio effective on or about November 6, 2006 [International Core Fund].

This sub-account previously invested in a different underlying portfolio [the then underlying mutual fund]. It began investing in the current underlying portfolio [Davis New York Venture Fund] effective April 30, 2001.

This sub-account previously invested in a different underlying portfolio [underlying mutual fund]. It began investing in the current underlying portfolio [Oppenheimer Global Fund] effective February 9, 2004.

143. Review of the 2008 and 2009 versions of the booklet entitled Your Investment Options reveals that in 2009, Defendant John Hancock (U.S.A.) deleted the "John Hancock Classic Value Fund" as an underlying investment option and replaced it with the "T. Rowe Price Equity Income Fund."

144. Defendant John Hancock (U.S.A.) also retains the authority to change the share class, with respect to each fund, in which Plaintiffs' retirement monies are invested.

145. The 2009 version of the booklet entitled Your Investment Options contains the following statements:

- This sub-account [referring to The Growth Fund of America] previously invested in a different share class of the underlying portfolio. It began investing in the current share class effective on or about July 28, 2009.
- This sub-account [referring to the Oppenheimer Global Fund] previously invested in a different share class of the same underlying portfolio. It began investing in the current share class effective on or about November 10, 2008.
- Effective on or about November 9, 2009, this sub-account [referring to the Euro Pacific Growth Fund] began investing in a different share class of the same underlying portfolio.

146. Because Defendant John Hancock (U.S.A.) has the authority to change, at its discretion, both the underlying funds and share classes available to Plaintiffs, Defendant John Hancock (U.S.A.) exercises discretionary authority and/or discretionary control with respect to the management of Plaintiff Plans and/or their assets and is therefore a fiduciary pursuant to ERISA §3(21)(A)(i), 29 U.S.C. §1002(21)(A)(i).

147. Because Defendant John Hancock (U.S.A.) has the authority to change, at its discretion, both the underlying funds and the share classes available to Plaintiffs, Defendant John Hancock (U.S.A.) renders investment advice for a fee with respect to assets of the Plaintiff Plans, and/or has the authority to do so, and therefore is a fiduciary to the Plaintiff Plans pursuant to ERISA 3(21)(A)(ii), 29 U.S.C. §1002(21)(A)(ii).

148. Because Defendant John Hancock (U.S.A.) has the authority, at its discretion, to change both the underlying funds and the share classes available to Plaintiffs, Defendant John Hancock (U.S.A.) has discretionary authority and/or discretionary responsibility in the administration of the Plaintiff Plans and is a fiduciary to such plans pursuant to ERISA 3(21)(A)(iii), 29 U.S.C. §1002(21)(A)(iii).

2. Defendant John Hancock (U.S.A.) is a Fiduciary to the Plaintiffs Plans Because Plaintiffs' Employers Are "Rubberstamping" Defendant John Hancock (U.S.A.)'s Investment Option Recommendations

149. In order for a plan sponsor to acquire the John Hancock (U.S.A.) Fiduciary Standards Warranty, the sponsor must include, from the menu of twenty-nine funds that is assembled by Defendant John Hancock (U.S.A.), "at least one fund from each of the following classes of funds offered by John Hancock (U.S.A.)."

150. The classes to which Defendant John Hancock (U.S.A.) refers are nineteen in

number, each corresponding to a different category of investment strategy for a fund (i.e., large cap stock funds, international stock funds, etc.).

151. In order to receive the free Fiduciary Standards Warranty, plan sponsors are therefore required to select nineteen funds that are "offered by John Hancock (U.S.A.)."

152. Defendant John Hancock (U.S.A.), by conditioning receipt of the free Fiduciary Standards Warranty on a sponsor's selection of nineteen John Hancock funds, rather than funds in the same investment category offered by an independent mutual fund company, are rendering investment advice.

153. Through the Fiduciary Standards Warranty, by requiring plan sponsors to include nineteen John Hancock funds, each of a specific investment category and advised by a John Hancock affiliate, as a condition of receipt of the warranty, Defendant John Hancock (U.S.A.) is rendering investment advice for a fee with respect to assets of the Plaintiff Plans and therefore is a fiduciary pursuant to ERISA §3(21)(A)(ii), 29 U.S.C. §1002(21)(A)(ii).

3. Defendant John Hancock U.S.A. is A Fiduciary Pursuant to 29 C.F.R. 2550.401c-1(d)(2)(c)

154. 29 C.F.R. 2550.401c-1(d)(2)(c) provides as follows:

> In general, an insurer is subject to ERISA's fiduciary responsibility provisions with respect to the assets of a separate account (other than a separate account registered under the Investment Company Act of 1940) to the extent that the investment performance of such assets is passed directly through to the plan policyholders. ERISA requires insurers, in administering separate account assets, to act solely in the interest of the plan's participants and beneficiaries; prohibits self-dealing and conflicts of interest; and requires insurers to adhere to a prudent standard of care.

155. The John Hancock Funds II is a series trust registered under the ICA as an open-end management investment company and contains the following JH Plan Funds: All Cap Value Fund, Blue Chip Growth Fund, Global Bond Fund, International Value Fund, Real Return Bond

Fund, Small Company Value Fund, Total Return Fund, U.S. Government Securities Fund - Lifestyle Fund-Aggressive Portfolio, Lifestyle Fund-Moderate Portfolio, Lifestyle Fund-Balanced Portfolio, Lifestyle Fund-Growth Portfolio and the Lifestyle Fund-Conservative Portfolio.

156. The JH Plan Funds listed in the preceding paragraph are listed in the 2008 and 2009 versions of the booklet entitled Your Investment Options as the underlying investment for thirteen of the investment options available to Plaintiffs.

157. According to a John Hancock Trust exemption filing with the SEC "[s]hares of JHF II [John Hancock Funds II trust] are offered...to certain separate accounts of JHLICO (USA) [Defendant John Hancock (U.S.A.)]...that are not registered as investment companies under the Act [ICA]...."

158. On information and belief, when Plaintiffs elect to invest in any of the thirteen investment options listed in the 2008 and 2009 versions of the booklet entitled Your Investment Options that have the JH Plan Funds listed in paragraph 155 as the underlying investment, the investment performance of those investments is determined by the performance of assets that are held in unregistered separate accounts of Defendant John Hancock (U.S.A.) (i.e., the performance of the assets in an unregistered separate account are directly passed through to the plan policyholders), and therefore, pursuant to 29 C.F.R. 2550-401c-1(d)(2)(c), Defendant John Hancock (U.S.A.) is a fiduciary under ERISA.

B. Defendant John Hancock Investment Management Services is a Fiduciary Under the ICA

159. Defendant John Hancock Investment Management Services is the adviser to the John Hancock Trust and John Hancock Funds II, as well as to all of the funds within these series trusts, and therefore is a fiduciary to these trusts and the funds within them as that term is used in

ICA §36(b), 15 U.S.C. §80a-35(b).

VIII. GENERAL DESCRIPTION OF EXCESSIVE FEES CHARGED BY DEFENDANTS WITH RESPECT TO THE PLAINTIFF PLANS

160. Plaintiff Participants are charged several different types of fees by Defendant John Hancock (U.S.A.) in connection with its operation of the Plaintiff Plans.

A. Contract Level Fees

161. Defendant John Hancock (U.S.A.) charges Plaintiffs a "Contract Level Fee."

162. "Contract Level Fees" are charged to provide for the cost of operating the 401(k) retirement plans. These fees cover the expenses for plan installation, enrollment of participants, customer service and other participant services.

163. "Contract Level Fees" may also include the cost charged to provide compensation to financial representatives of a plan.

B. Expenses Ratio Fee

164. Defendant John Hancock (U.S.A.) charges Plaintiffs a fee for their investments into the Sub-Accounts, called the Expense Ratio ("ER").

165. John Hancock (U.S.A.) describes the ER as follows:

> These fees pay for the cost of running the Fund [i.e., the investment option]. The Expense Ratio may be comprised of the following components: Fund Expense Ratio [i.e., expense charged by the underlying mutual fund], Administrative Maintenance Charge, Sales and Service Fee, etc. This information is available on the Fund Sheets.

166. The ER as presented to Plaintiffs on the Fund Sheets available online and in the 2008 and 2009 versions of the booklet entitled Your Investment Options is the sum of three fees: (A) the "FER," (B) the "AMC," and (C) and the "Sales and Service Fee." According to both versions of the booklet entitled Your Investment Options, the ER "does not include any contract

level or participant recordkeeping charges."

167. The "FER" is described by Defendant John Hancock (U.S.A.) as the underlying mutual fund's total expense ratio.

168. The "AMC" is described by Defendant John Hancock (U.S.A.) as John Hancock (U.S.A.)'s administrative maintenance charge.

169. The "Sales and Service Fees" are described by Defendant John Hancock (U.S.A.) as fees it collects to pay "other external providers for the distribution and marketing of the Fund's units."

C. Annuity Fee

170. On information and belief, Plaintiff Participants may opt to pay a separate annuity fee to guarantee a portion of their investments.

D. Other Fees Charged to Plaintiffs/Commissions.

171. Defendant John Hancock (U.S.A.) charges Plaintiffs an asset charge calculated on the total value of all of Plaintiff Participants' retirement monies invested under their applicable group annuity contract.

172. The magnitude of the asset charge ranges from between 0% to 4% of the amount invested.

173. Defendants' financial representatives are also compensated from Plaintiffs' retirement monies in an amount not to exceed 5% of Plaintiff Participants' contributions and/or 1.4% of their assets that are under Defendant John Hancock (U.S.A.)'s management.

174. Additionally, according to Defendant John Hancock (U.S.A.)'s booklet entitled Your Investment Options (both the 2008 and 2009 versions), the "financial intermediary who

sold and now services the contract may also be eligible for different levels of commission."

IX. PLAINTIFFS INVESTMENT OPTIONS AS PRESENTED IN THE YOUR INVESTMENT OPTIONS BOOKLETS FOR 2008 AND 2009

175. Set forth below is a list of the investment options that Defendant John Hancock (U.S.A.) provided to the Plaintiff Plans and Plaintiff Participants in 2008 and 2009. Section A lists the investment options, available to Plaintiffs, where the underlying fund was a JH Plan Fund. Section B lists the investment options, available to Plaintiffs, where the underlying fund was not a John Hancock proprietary fund. Among other things, Defendant John Hancock (U.S.A.) in describing these investment options to Plaintiffs in the Your Investment Options booklets provided them with the name of the underlying fund, the fund's sub-adviser and the fund's "ticker symbol." That information is also reproduced below.

A. Investment Options Where JH Plan Funds were the Underlying Investment (hereinafter collectively referred to as the "JH Investment Options")

1. Investment Option:

All Cap Value Fund
Investing Solely in John Hancock Funds II-All Cap Value Fund (Class 1)
Sub-advised by Lord, Abbett & Co. LLC
Ticker Symbol: JICVX

Hereinafter this investment option is referred to as the "JH All Cap Value Investment Option."

2. Investment Option:

Blue Chip Growth Fund
Investing solely in John Hancock Funds II-Blue Chip Growth Fund (Class 1)
Sub-advised by T. Rowe Price Associates, Inc.
Ticker Symbol: JIBCX

Hereinafter this investment option is referred to that the "JH Blue Chip Growth Investment Option"

3. Investment Option:

Global Bond Fund
Investing solely in John Hancock Funds II-Global Bond Fund (Class 1)
Sub-advised by Pacific Investment Management Company
Ticker Symbol: JIGDX

Hereinafter this investment option is referred to as the "JH Global Bond Investment Option."

4. Investment Option:

International Core Fund
Investing solely in John Hancock Funds III-International Core Fund (Class 1)
Sub-advised by Grantham, Mayo, Van Otterloo & Co., LLC (GMO)
Ticker: GOCIX

Hereinafter this investment is referred to as the "JH International Core Investment Option."

5. Investment Option:

International Value Fund
Investing solely in John Hancock Funds II-International Value Fund (Class 1)
Sub-advised by Franklin Templeton
Ticker Symbol: JIVIX

Hereinafter this investment option is referred to as the "JH International Value Investment Option."

6. Investment Option:

Lifestyle Fund-Aggressive Portfolio
Investing solely in John Hancock Funds II-Lifestyle Aggressive Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILAX

Hereinafter this investment option is referred to as the "JH Lifestyle-Aggressive Portfolio Investment Option."

7. Investment Option:

Lifestyle Fund-Moderate Portfolio

Investing solely in John Hancock Funds II-Lifestyle Moderate Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILMX

Hereinafter this investment option is referred to as the "JH Lifestyle-Moderate Portfolio Investment Option."

8. Investment Option:

Lifestyle Fund-Balanced Portfolio
Investing solely in John Hancock Funds II-Lifestyle Balanced Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILBX

Hereinafter this investment option is referred to as the "JH Lifestyle-Balanced Portfolio Investment Option."

9. Investment Option:

Lifestyle Fund-Growth Portfolio
Investing solely in John Hancock Funds II-Lifestyle Growth Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILGX

Hereinafter this investment option is referred to as the "JH Lifestyle-Growth Portfolio Investment Option."

10. Investment Option:

Lifestyle Fund-Conservative Portfolio
Investing solely in John Hancock Funds II-Lifestyle Conservative Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILCX

Hereinafter this investment option is referred to as the "JH Lifestyle-Conservative Portfolio Investment Option."

11. Investment Option:

Mid Value Fund
Investing solely in John Hancock Trust-Mid Value Trust (Class 1)
Sub-advised by T. Rowe Price Associates, Inc.

Ticker Symbol: JEMUX

Hereinafter this investment option is referred to as the "JH Mid Value Investment Option."

12. Investment Option:

Money Market Fund
Investing solely in John Hancock Trust-Money Market Trust
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker symbol: JHOXX

Hereinafter this investment option is referred to as the "JH Money Market Investment Option."

13. Investment Option:

Real Return Bond Fund
Investing solely in John Hancock Funds II-Real Return Bond Fund (Class 1)
Sub-advised by Pacific Investment Management Company
Ticker Symbol: JIRRX

Hereinafter this investment option is referred to as the "JH Real Return Bond Investment Option."

14. Investment Option:

Small Cap Growth Fund
Investing solely in John Hancock Trust-Small Cap Growth Trust (Class 1)
Sub-advised by Wellington Management Company, LLP
Ticker Symbol: JESGX

Hereinafter this investment option is referred to as the "JH Small Cap Growth Investment Option."

15. Investment Option:

Small Company Value Fund
Investing solely in John Hancock Funds II-Small Company Value Fund (Class 1)
Sub-advised by T. Rowe Price Associates, Inc.
Ticker Symbol: JISVX

Hereinafter this investment option is referred to as the "JH Small Company Value Investment Option."

16. Investment Option:

Strategic Income Fund
Investing solely in John Hancock Trust-Strategic Income Trust (Class 1)
Sub-advised by MFC Global Investment Mgmt. (U.S.), LLC
Ticker Symbol: JESNX

Hereinafter this investment option is referred to as the "JH Strategic Income Investment Option."

17. Investment Option

Total Return Fund
Investing solely in John Hancock Funds II-Total Return Fund
Sub-advised by Pacific Investment Management Company
Ticker Symbol: JITRX

Hereinafter this investment option is referred to as the "JH Total Return Investment Option."

18. Investment Option:

WAMCO U.S. Government Securities Fund
Investing solely in John Hancock Funds II-U.S. Government Securities Fund (Class 1)
Sub-advised by Western Asset Management Company
Ticker: JIUSX

Hereinafter this investment option is referred to as the "JH U.S. Government Securities Investment Option."

19. Investment Option:

Value Fund
Investing solely in the John Hancock Trust (Class 1)
Sub-advised by Van Kampen Investments
Ticker Symbol: JEVLX

Hereinafter this investment option is referred to as the "JH Value Investment Option."

B. Investment Options Where the Underlying Mutual Fund was Not a JH Plan Fund (hereinafter collectively referred to as the "Independent Investment Options")

20. Investment Option:

American Century Vista Fund
Investing solely in American Century Vista Fund (Investor Class)
Ticker Symbol: TWCVX

Hereinafter this investment option is referred to as the "American Century Vista Investment Option."

21. Investment Option:

American Funds EuroPacific Growth Fund
Investing solely in American EuroPacific Growth Fund (Class R3 in 2008; however, in 2009 Defendant John Hancock (U.S.A.) began directing Plaintiffs' investments to Class R5)
Ticker symbol: RERCX in 2008 (for Class R3); RERFX in 2009 (for Class R5)

Hereinafter this investment option is referred to as the "American Funds EuroPacific Growth Investment Option."

22. Investment Option:

The Growth Fund of America
Investing solely in The Growth Fund of America (Class R3 in 2008; however in 2009 Defendant John Hancock (U.S.A.) began directing Plaintiffs investments to Class R5)
Ticker Symbol: RGACX in 2008 (for Class R3); RGAFX in 2009 (for Class R5).

Hereinafter this investment option is referred to as "The Growth Fund of America Investment Option."

23. Investment Option:

Domini Social Equity Fund
Investing solely in Domini Social Equity Fund (Investor Class)
Ticker Symbol: DSEFX

Hereinafter this investment option is referred to as the "Domini Social Equity Investment Option."

24. Investment Option:

Columbia Value and Restructuring Fund (formerly known as the Excelsior Value

and Restructuring Fund)
Investing solely in Columbia Value and Restructuring Fund (Class Z)
Ticker Symbol: UMBIX

Hereinafter this investment option is referred to as the "Columbia Value and Restructuring Investment Option."

25. Investment Option[1]:

John Hancock Classic Value Fund
Investing solely in the John Hancock Classic Value Fund (Class A)
Ticker Symbol: PZFVX

Hereinafter this investment option is referred to as the "John Hancock Classic Value Investment Option."

26. Investment Option:

Davis New York Venture Fund
Investing solely in Davis New York Venture Fund (Class A)
Ticker Symbol: NYVTX

Hereinafter ths investment option is referred to as the "Davis New York Venture Investment Option."

27. Investment Option:

Mutual Discovery Fund
Investing solely in Mutual Discovery Fund (Class A in 2008; however in 2009, Defendant John Hancock (U.S.A.) began directing Plaintiffs' investments to Class Z and the name of this fund changed to the Mutual "Global" Discovery Fund)
Ticker Symbol: TEDIX in 2008 (for Class A); MDISX in 2009 (for Class Z)

Hereinafter this investment option is referred to as the "Mutual Discovery Investment Option."

---

[1]This investment option was only available in 2008. While the mutual fund underlying this investment option could be classified as a John Hancock proprietary mutual fund (i.e., included in Section A), Defendant John Hancock (U.S.A.) operated this investment option with respect to its group annuity contracts similar to the investment options where the underlying mutual fund was independent of John Hancock. The mutual fund that underlies this investment option, until November of 2002, was independent of John Hancock.

28. Investment Option:

Oppenheimer Global Fund
Investing solely in Oppenheimer Global Fund (Class A in 2008; however, in 2009 Defendant John Hancock (U.S.A.) began directing Plaintiffs investments to Class Y).

Ticker Symbol: OPPAX in 2008 (for Class A); OGLYX in 2009 (for Class Y)

Hereinafter this investment option is referred to as the "Oppenheimer Global Investment Option."

29. Investment Option:

Royce Opportunity Fund
Investing solely in Royce Opportunity Fund (Service Class)
Ticker Symbol: RYOFX

Hereinafter this investment option is referred to as the "Royce Opportunity Investment Option."

30. Investment Option:

T. Rowe Price Equity Income Fund[2]
Investing solely in T. Rowe Price Equity Income Fund (Advisor Class)
Ticker Symbol: PAFDX (this investment option only became available to Plaintiffs sometime in 2009)

Hereinafter this investment option is referred to as the "T. Rowe Price Equity Income Investment Option."

The JH Investment Options and the Independent Investment Options are occasionally, collectively, hereinafter referred to as the Investment Options.

C. Fees

176. Defendant John Hancock (U.S.A.) earned fees on both the JH Investment Options

[2] In both 2008 and 2009 Plaintiffs only had twenty-nine investment options. Thirty are listed here because, at some point, Defendant John Hancock (U.S.A.) deleted the John Hancock Classic Value Investment Option in favor of the T. Rowe Price Equity Income Investment Option.

and on the Independent Investment Options.

X. DEFENDANTS' MISCONDUCT WITH RESPECT TO FEES THEY CHARGED

A. The Tables

177. Three tables are attached to the back of Plaintiffs' Complaint.

1. Table I - JH Investment Options Where the Underlying Fund was a JH Plan Fund that was Cloned from an Independent Mutual Fund.

178. Table I contains the list of JH Investment Options where the underlying fund was a JH Plan Fund that was cloned from an independent mutual fund. For each investment option listed in Table I, a Plaintiff Participant would deposit money into a Sub-Account, which was directly tied to a JH Plan Fund, which in turn was a clone of an unrelated third party's mutual fund.

179. Table I contains the fees that were charged annually to Plaintiffs on their investments into the Sub-Accounts for an illustrative period and compares those fees to the fees charged by the (A) underlying JH Plan Fund and (B) to independent investors into the independent mutual fund from which the JH Plan Fund was cloned. On information and belief, comparable fees have been charged since the date of the accrual of Plaintiffs' cause of action.

180. In each instance, the left-hand column contains the Sub-Account level fees.

181. The ER (Expense Ratio) of each Investment Option under the Sub-Account column represents the total fees paid by each Plaintiff Participant for investing in that Investment Option.

182. The ER, as stated above, consists of three components: (a) the FER; (b) the AMC; and (c) the Sales and Service Fees (the Sales and Service Fee applicable to each Investment

Option is abbreviated in Tables I, II and III as "S&S").

183. The FER (Fund Expense Ratio), is described by Defendant John Hancock (U.S.A.) as the underlying fund's expense ratio and closely corresponds to or is identical to the total expenses of the underlying JH Plan Mutual Fund.

184. In the Your Investment Options booklets provided by Defendant John Hancock (U.S.A.), other than defining the AMC as the administrative maintenance charge, Defendant John Hancock (U.S.A.) does not explain what this fee covers. A document which is available through an internet link on the website where the named Plaintiff can manage her investment options, entitled "Detailed information on fees and expenses" describes the AMC as a "direct administrative charge made by John Hancock against the entire Fund, if applicable, for administrative items such as employer statements, participant statements and enrollment kits...." This same document states that "Contract or plan-level Expenses" (i.e., the Contract Level Fees), which are independent of the AMC, cover the costs for "operating your plan including plan installation, enrollment, educational materials, customer services and other participant services." Furthermore, both the 2008 and 2009 versions of the booklets entitled Your Investment Options state that the ER, which the AMC is a component of, "does not include any...participant recordkeeping charges." Therefore, the fees for participant recordkeeping are not a component of the AMC.

185. The "S&S" are fees which are charged by Defendant John Hancock (U.S.A.) to cover expenses for "other external providers for the distribution and marketing of the Fund's units."

186. Each of the Sub-Accounts corresponds to an underlying JH Plan Fund that is

advised by Defendant John Hancock Investment Management Services.

187. The center column contains the fees charged by the underlying corresponding JH Plan Fund.

188. In all instances, the fees paid by the Plaintiff Participants, the Sub-Account fees, exceed the fees paid in arm's length transactions by independent buyers of the underlying JH Plan Fund as shown in the second column.

189. Each of the eleven JH Plan Funds listed in the second column of Table I are clones of independent mutual funds available in the market place.

190. In each instance, the third column contains the fees charged by each underlying mutual fund from which the JH Plan Fund was cloned.

191. The fees charged by each underlying JH Plan Fund, and the mutual fund from which it was cloned from, are composed of a Management Fee ("Mgt. Fee"), a 12b-1 fee (distribution fee) and Other Expenses ("Other Exp."). These three fees total to equal the fund's Total Expense Ratio ("Tot. Exp.").

192. The third column for each chart shows the fees charged by the independent mutual fund which, in each instance, was advised by the same entity that sub-advised the internal JH Plan Fund.

193. Defendant John Hancock (U.S.A.) acknowledges, with respect to the JH Plan Funds that are cloned from independent mutual funds, "the revenue John Hancock (U.S.A.) receives from many of its internally-managed Funds . . . may be higher than those advised or sub-advised exclusively by unaffiliated mutual fund companies."

2. Table II

194. Table II contains all of the information set forth above in Table I, for an illustrative period, except this table is confined to the investment of Plaintiffs' assets through Sub-Accounts into JH Plan Funds where the underlying JH Plan Fund was not cloned from an independent third party mutual fund. On information and belief, comparable fees have been charged since the date of the accrual of Plaintiffs' cause of action.

3. Table III

195. Table III contains all of the information for an illustrative period, set forth above in Table I, except this table is confined to the investment of Plaintiffs' assets through Sub-Accounts with independent third party mutual funds as the underlying investment. On information and belief, comparable fees have been charged since the date of the accrual of Plaintiffs' cause of action

196. Table III, in addition, compares the costs and performance of investments in the institutional and retail classes of these independent mutual funds.

B. Allegations Related to Improper Fees

197. The Sub-Account ER charged by Defendant John Hancock (U.S.A.) was significantly in excess of Total Expense ratios (A) which Defendant John Hancock Investment Management Services charged for the underlying fund in which each Sub-Account was invested (Tables I and II), which, in turn, were significantly in excess of the Total Expense ratios charged by the mutual funds from which they were cloned ,[3] in those instances in which the JH Plan Mutual Fund was a clone of a third party mutual fund (Table I); and (B) charged by independent

[3] Except for the JH Plan Mutual Fund the John Hancock Trust-Value Trust, which charges fees lower than the independent fund from which it was cloned.

mutual funds (Tables III).

1. The Sub-Account Sales and Service Fees and the Underlying Funds' 12b-1 Fees Were Excessive

198. Plaintiff Participants were, at all relevant times, annually charged improper, excessive and unreasonable Sales and Service Fees (referred to in Tables I, II, and III as S&S) in the amount of .50% on their Sub-Account investments for simply gaining access to the funds that underlay the applicable Investment Option.

199. Defendant John Hancock (U.S.A.) should not have charged a Sales and Service Fee at all as it offered no benefit to Plaintiffs. To the extent that Defendant John Hancock (U.S.A.) may have lawfully charged such a fee, it should not have charged a Sales and Service Fee that exceeded the underlying fund's 12b-1 fee.

200. With respect to the JH Investment Options (i.e., a JH Plan Fund was the underlying investment), Defendant John Hancock (U.S.A.) was paid for duplicative services from the Sales and Service Fees since the underlying funds' 12b-1 fees, that were approved by each fund's board for the distribution of the units of the Sub-accounts, should have been sufficient to pay all costs associated with the distribution of the units of the Sub-Accounts.

201. With respect to the Independent Investment Options, insofar as the Sales and Service Fee included a 12b-1 fee as a consequence of the purchase of shares in the retail class of a mutual fund, rather than the institutional class of a mutual fund, the portion of the Sales and Service Fee attributable to the purchase of the retail class was excessive.

202. In addition to paying the Sales and Service Fee, if a fund that underlay an Investment Option charged a 12b-1 fee (which most did), Plaintiffs also paid that fund's 12b-1 fee through the FER.

203. With respect to the fee structures of the funds that underlie all of the Investment Options, the fees structures of those funds should not have included a 12b-1 fee.

a. The Sales and Service Fee Should Not Exceed The Underlying Fund's 12b-1 Fee

204. The Sales and Service Fee is a component of the ER paid on Sub-Accounts by the Plaintiffs.

205. According to Defendant John Hancock (U.S.A.), the ER is the "cost of running a Fund."

206. The ER is independent of any contract level expenses (i.e., record keeping, account statements, participant communications) and any fee for any guaranteed income.

207. As stated by Defendant John Hancock (U.S.A.) on the named Plaintiff's online investment profile:

> When you make a contribution to a sub-account, it is used to purchase units of a Fund. The unit value is like the share price of a mutual fund. ... An investment in a sub-account will fluctuate in value to reflect the value of the sub-account's underlying securities and, when redeemed, may be worth more or less than original cost. Performance does not reflect any applicable contract-level or certain participant-level charges, fees for guaranteed benefits if elected by participant, or any redemption fees imposed by an underlying mutual fund company.

208. When a Plaintiff Participant purchases a unit of a Sub-Account, the fees charged on account of investing in the Sub-Account should have been no higher that the fees charged for purchasing a share in the underlying fund.

209. The SEC has opined that sales of the units of the applicable Sub-Accounts should result in the buyer being charged the same fee as if he or she had purchased shares of the underlying fund:

> In many respects the variable annuity separate account operates much like a

mutual fund during the contract's pay-in phase. As a result the Division and other entities have questioned whether variable annuity issuers should be permitted to deduct asset based charges. . .on a basis that is different from that required of mutual funds. (May 1992 Report from SEC Division of Investment Management, Chapter 10, Variable Insurance, p. 401).

210. The Sales and Service Fee for the Sub-Accounts was being charged for the same type of service (distribution and marketing) the underlying funds charged through 12b-1 fees.

211. A unit of a Sub-Account, in substance, with the exception of the excessive fees, is identical to a share of the underlying fund.

212. Since the Sales and Service Fee was charged for the same type of service covered by a 12b-1 fee and the Sub-Account products were, in substance (with the exception of the excessive fees), identical to the underlying funds, the12b-1 fees of the applicable fund that underlies the applicable Sub-Account is the appropriate benchmark against which to assess the reasonableness of the Sales and Service Fee charged on the Sub-Account.

213. With respect to the JH Investment Options, in all cases, the Sales and Service Fee charged by Defendant John Hancock (U.S.A.) for investing in the Sub-Account exceeded the 12b-1 fees of the underlying JH Plan Funds by .45%.

214. With respect to the Independent Investment Options, the Sales and Service Fee exceeded the 12b-1 fee of either (A) the actual underlying fund or (B) the share class of the underlying fund in which Defendant John Hancock (U.S.A.) should have, but was not, investing Plaintiffs retirement monies.

b. The Sales and Service Fee of the Investment Options was Set Without Oversight and was Not the Product of Arm's Length Bargaining.

215. Mutual funds are open-end investment companies with a board of directors.

216. 12b-1 fees may only be paid pursuant to a written plan that is approved by the mutual fund's shareholders if adopted after any public offering of the fund's securities and by the fund's board of directors, including the directors who have no direct or indirect financial interest in the operation of the 12b-1 plan. 17 C.F.R. 270.12b-1(b)(1) and (2).

217. The SEC implemented this approval requirement to "ensure that the fund's financially independent directors are not unduly influenced by management, are fully informed, and are able to exercise reasonable business judgment in determining whether the [12b-1] plan is in the best interest of the fund." (SEC No Action Letter, Oct. 30, 1998).

218. According to the SEC "12b-1 fees" are "fees paid by the fund out of fund assets to cover distribution expenses . . .." http://www.sec.gov/answers/mffees.htm#distribution (See also §III. B. 1., U.S. Securities and Exchange Commission: Division of Investment Management: Report on Mutual Fund Fees and Expenses describing a 12b-1 fee as paying for, on behalf of a mutual fund, the service of "distribution and marketing").

219. The Sub-Account Sales and Service Fee is used to compensate "other external providers for the distribution and marketing of the Fund's units, if applicable to that unit class," and is similar to a mutual fund's 12b-1 fee.

220. A mutual fund's 12b-1 fee should represent the arm's length price of distribution and marketing of the similar Sales and Service Fee charged for distribution and marketing the Sub-Account units.

221. Defendant John Hancock (U.S.A.) sets the Sales and Service Fee unilaterally and without any oversight, which prevents any assurance that the fee is the product of an arm's length negotiation.

c. The Sales and Service Fee For the JH Investment Options Was Duplicative of the 12b-1 Fees of the Underlying JH Plan Funds

222. The funds which underlie the Sub-Accounts have different share classes.

223. For fourteen of the JH Plan Funds that underlie the Sub-Accounts, Defendant John Hancock Investment Management Services created share class 1 of such funds, on information and belief, for the primary purpose of selling these shares to insurance companies. Defendant John Hancock (U.S.A.) is the principal purchaser of these shares.

224. For the remaining five JH Plan Funds that underlie the Sub-Accounts, the class that John Hancock Investment Management Services created to be used for sale to insurance companies was called class Series I. Defendant John Hancock (U.S.A.) is the principal purchaser of these shares.

225. For each of these share classes (which are used to underlie the JH Investment Options) the board of each fund had to expressly approve a 12b-1 plan and re-approves the 12b-1 plan on an annual basis.

226. The 12b-1 fees of all of the JH Plan Funds underlying the JH Investment Options, as disclosed in SEC filings, were intended to support the distribution scheme of the units of the Sub-Accounts.

227. Plaintiffs paid these fees by paying the FER.

228. Defendant John Hancock Investment Management Services stated in SEC filings, with respect to the JH Plan Funds that underlie the JH U.S. Government Securities Investment Option, the JH Blue Chip Growth Investment Option, the JH Small Company Value Investment Option, the JH International Value Investment Option, the JH Total Return Investment Option, the JH Real Return Bond Investment Option, the JH Global Bond Investment Option and the JH

All Cap Value Investment Option, the following:

> The Distributor [Defendant John Hancock Funds] may pay all or part of the 12b-1 fee applicable to the Class 1 shares of a Fund to cover one or more affiliated and unaffiliated insurance companies that have issued group annuity contracts for which the Fund serves as an investment vehicle as compensation for providing some or all of the types of services contemplated by the 12b-1 Plan.

229. Defendant John Hancock Investment Management Services stated in SEC filings, with respect to the JH Plan Funds that underlie the JH Lifestyle-Conservative Portfolio Investment Option, the JH Lifestyle-Moderate Portfolio Investment Option, the JH Lifestyle-Balanced Portfolio Investment Option, the JH Lifestyle-Growth Portfolio Investment Option and the JH Lifestyle-Aggressive Portfolio Investment Option, the following:

> The Distributor [Defendant John Hancock Funds] may pay all or part of the Rule 12b-1 fees applicable to the Class 1 shares of a Portfolio to one or more affiliated and unaffiliated insurance companies that have issued group annuity contracts for which the Portfolio serves as an investment vehicle as compensation for providing some or all of the types of services contemplated by the 12b-1 Plan.

230. Defendant John Hancock Investment Management Services stated in SEC filings with respect to the JH Plan Mutual Fund that underlies the JH International Core Investment Option the following:

> The Distributor [Defendant John Hancock Funds] may pay all or part of the 12b-1 fees applicable to the Class 1 shares of a Fund to one or more affiliated and unaffiliated insurance companies that have issued group annuity contracts for which the Fund serves as an investment vehicle for compensation for providing all or some of the types of services contemplated by the 12b-1 Plan.

231. Defendant John Hancock Investment Management Services stated in SEC filings with respect to the JH Plan Funds that underlie the JH Money Market Investment Option, the JH Strategic Income Investment Option, the JH Value Investment Option, the JH Mid Value Investment Option and the JH Small Company Growth Investment Option, the following:

> Insurance companies and their SEC registered separate accounts may use JHT [referring to the John Hancock Trust that holds these mutual funds] as an underlying investment option for their variable annuity contracts. . . . . Distributors [on information and belief the term Distributors as used herein includes Defendant John Hancock Distributors] of such variable products pay compensation to authorized broker dealers for the sale of the contracts. . . . . These distributors may also pay additional compensation to, and enter into revenue sharing arrangements with, certain authorized broker dealers. . . . . The compensation paid to broker-dealers and the revenue sharing arrangements may be derived, in whole or in part, through 12b-1 distribution fees. . . .

232. The boards of these funds approved the 12b-1 fees for these underlying funds for the specific purpose of funding the distribution scheme for the units of each Sub-Account.

233. These distribution fees could not have been for any other purpose since the shares of these JH Plan Funds are almost exclusively distributed to Defendant John Hancock (U.S.A.).

234. The Sales and Service Fee with respect to the JH Investment Options was therefore duplicative and improper.

235. The charging to Plaintiffs by Defendant John Hancock (U.S.A.) of the Sales and Service Fees on their purchase of the JH Investment Options was a violation of ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106.

d. With Respect to the JH Plan Funds, Defendants Should Not Have Charged Plaintiffs a 12b-1 Fee

236. All of the JH Plan Funds that underlie the JH Investment Options charge a 12b-1 fee in an amount equal to .05% (Tables I and II).

237. Plaintiffs paid these 12b-1 fees (in addition to the Sales and Service Fee component of the ER) through the FER component of the ER.

238. The principal purchaser of the shares of the JH Plan Mutual Funds listed in Tables I and II is Defendant John Hancock (U.S.A.), and, on information and belief, the majority of such

purchases are on account of Plaintiffs investment in the Sub-Account corresponding to each of the JH Plan Funds listed in Tables I and II. Therefore, while Defendant John Hancock (U.S.A.) may, technically be making the purchase of the share of the underlying JH Plan Fund from its own subsidiary Defendant John Hancock Investment Management Services, the Plaintiffs pay the associated purchase price (including the 12b-1 fee).

239. All of the funds that underlie the JH Investment Options listed in Table I were cloned from independent mutual funds. The sub-adviser to the JH Plan Funds that underlie the JH Investment Options listed in Table I all advise their own independent mutual funds.

240. Many mutual funds offer several share classes for investment.

241. Larger pools of money generally have access to the "institutional share class" of a mutual fund.

242. Smaller investors generally only have access to the "retail share class" of a mutual fund.

243. While a retail share class of a mutual fund may charge a 12b-1 fee, the institutional share class generally does not.

244. Institutional share classes generally have investment minimums that a 401(k), or in this case 401(k)s, must meet to gain access.

245. This minimum need not be met by a single investor, but can be met by an institution that pools funds of investors.

246. The SEC has acknowledged that investors should consider the distribution arrangements and fees (i.e., 12b-1 fees) of a mutual fund when selecting the share class of a mutual fund in which they will invest. See Invest Wisely: An Introduction to Mutual Funds,

available at http://www.sec.gov/investor/pubs/inwsmf.htm#factors.

247. All of the independent mutual funds from which the JH Plan Funds were cloned, that charge 12b-1 fees on their retail share class, also have an institutional share class available to 401(k) plans that does not charge a 12b-1 fee.

248. The boards of the mutual funds, from which the JH Plan Funds were cloned, that charged 12b-1 fees on their retail share class, did not approve a 12b-1 fee on the institutional share class of that mutual fund.

249. Defendant John Hancock Investment Management Services, the entity that obtained the approval of the boards, of the JH Plan Funds, for of a 12b-1 fee with respect to each of these funds has, in the past, been cited for engaging in a scheme of fraud and deceit with respect to fees that are charged to a fund for distribution expenses.

250. Unlike the manner in which the JH Plan Funds were purchased, on information and belief, the institutional share class of these independent mutual fund did not have as their largest purchaser their own parent entities; nor were the parent entities purchasing shares of the mutual fund with other peoples'/entities' monies.

251. Therefore, the 12b-1 fees charged on the institutional share class from which the JH Plan Funds were cloned represent the amount of 12b-1 fees the open market would support on the purchase of the shares of such mutual funds (i.e., the arm's length bargaining price).

252. As the JH Plan Funds in Tables I and II were sold to the same types of consumers (participants of 401(k)s) as those that purchased the institutional shares of the independent mutual funds from which the JH Plan Funds contained in Table I were cloned, the JH Plan Funds should not have charged Plaintiffs a 12b-1 fee and the charging of such fees

violated ERISA.

253. The charging to Plaintiffs by Defendant John Hancock (U.S.A.) of the 12b-1 fees, through the FER, on the underlying JH Plan Funds, was a violation of ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106.

e. With Respect to the Independent Investment Options, The Sales and Service Fee Should Have Been Equal to the 12b-1 Fee Charged by the Institutional Share Class of the Underlying Mutual Fund And Plaintiffs Should Not Have Been Charged a 12b-1 Fee By the Underlying Mutual Fund

254. As stated above, (A) the institutional share class of a mutual fund generally does not include a 12b-1 fee, (B) institutional share classes generally have investment minimums that a 401(k), or in this case 401(k)s, must meet to gain access, (C) that minimum need not be met by a single investor, but can be met by an institution that pools funds of investors and (D) the SEC has opined that 12b-1 fees should be a factor considered by an investor in selecting the mutual fund share class in which he or she will invest.

255. All of the mutual funds that underlie the Independent Investment Options have institutional share classes that do not charge 12b-1 fees.

256. In almost all instances, with respect to the Independent Investment Options, Defendant John Hancock (U.S.A.) made available to Plaintiffs the retail share class of the underlying mutual fund, which had a 12b-1 fee, when an institutional share class without a 12b-1 fee was available.

257. The right-hand column of Table III, attached to this Complaint, sets forth the expenses charged for investing in the less expensive institutional share class of the mutual funds that underlie the Independent Investment Options, than the class chosen by Defendant John

Hancock (U.S.A.), which was generally the retail class of each independent mutual fund.

258. Had Defendant John Hancock (U.S.A.) invested Plaintiffs' money in the institutional share classes of the mutual funds that underlie the Independent Investment Options, the Plaintiffs would not have been charged 12b-1 fees, but still would have received the same underlying investment.

259. Had Defendant John Hancock (U.S.A.) invested in the institutional class, where available, of each mutual fund that underlies the Independent Investment Options, as Table III reflects, Plaintiffs would have enjoyed superior performance to that of the retail class, while paying lower fees.

260. On information and belief, the aggregate amount of Plaintiff Participant contributions Defendant John Hancock (U.S.A.) passed through the Sub-Accounts met any investment minimum requirements that the institutional share classes of the mutual funds that underlie the Independent Investment Options had and was sufficient to permit Defendant John Hancock (U.S.A.) to invest those contributions in the share class of the underlying mutual fund that did not charge a 12b-1 fee.

261. Even if the minimum investment requirements to gain access to the institutional share classes of the mutual funds underlying the Independent Investment Options were not satisfied, on information and belief, Defendant John Hancock (U.S.A.) possessed the economic leverage to negotiate the elimination of the 12b-1 fee.

262. This belief is founded on the fact that Defendant John Hancock (U.S.A.) possessed enough economic leverage so as to require all of the advisers to the mutual funds that underlie the Independent Investment Options to remit a portion of Plaintiffs' investments into

such mutual funds to Defendant John Hancock (U.S.A.)

263. Defendant John Hancock (U.S.A.), starting sometime in 2009, began investing in the institutional class for certain mutual funds that underlie the Independent Investment Options, but should have done so earlier and should have invested in the institutional share class for all of the Independent Investment Options that offer an institutional share class.

264. For most of the class period, Defendant John Hancock (U.S.A.) was investing in a share class that charged Plaintiffs a 12b-1 fee. Therefore, the 12b-1 fee that was charged to Plaintiffs, through the FER of each Sub-Account, could have been avoided by investing in the institutional share class and was improper.

265. Defendant John Hancock (U.S.A.) violated ERISA by not using its negotiating power to gain access to the share classes of the mutual funds that underlie the Independent Investment Options that did not charge 12b-1 fees.

266. Furthermore, as the appropriate share class of the mutual funds that underlie the Independent Investment Options was the share class that did not charge a 12b-1 fee, the Sales and Service Fees with respect to the Independent Investment Options should have also been zero.

267. The charging to Plaintiffs of both the 12b-1 fees of the underlying mutual funds and the Sales and Service Fees of the Independent Investment Options resulted in violations, by Defendant John Hancock (U.S.A.), of ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106.

2. Excessive Adviser Fees

a. General Allegations Relevant to All Excessive Adviser Fee Claims

268. Each of the JH Plan Funds in which Sub-Accounts may invest is a series of one of

the following John Hancock trusts: the John Hancock Trust ("JHT"), John Hancock Funds II ("JHFII") or the John Hancock Funds III ("JHFIII") (collectively hereinafter referred to as the "JH Trusts").

269. The following JH Plan Funds are a series of JHT: (A) the Money Market Trust, (B) the Strategic Income Trust, (C) the Value Trust, (D) the Mid Value Trust and (E) the Small Cap Growth Trust.

270. The following JH Plan Funds are a series of JHFII: (A) the Lifestyle Fund-Conservative Portfolio, (B) the Lifestyle Fund-Moderate Portfolio, (C) the Lifestyle Fund-Balanced Portfolio, (D) the Lifestyle Fund-Growth Portfolio, (E) the Lifestyle Fund-Aggressive Portfolio, (F) the U.S. Government Securities Fund, (G) the Real Return Bond Fund, (H) the Total Return Fund, (I) the Global Bond Fund, (J) the All Cap Value Fund, (I) the Small Company Value Fund, (J) the Blue Chip Growth Fund and (K) the International Value Fund.

271. The following JH Plan Fund is a series of JHFIII: the International Core Fund.

272. All of the JH Trusts contain other funds than are series of such trusts, in addition to the JH Plan Mutual Funds.

273. All of the JH Trusts are open end management investment companies that are registered under the ICA.

274. Defendant John Hancock Investment Management Services is registered as an investment adviser under the ICA and serves as the adviser to each of the JH Trusts as well the adviser to each of the funds that are a series of the JH Trusts.

275. All of the funds that are series of the JH Trusts fall into two categories: (A) those

which are sub-advised by a John Hancock affiliated entity and (B) those which are sub-advised by an entity independent of John Hancock.

276. As Defendant John Hancock Investment Management Services is the adviser to the JH Trusts, which are all registered investment companies under the ICA, an action may be brought against it by a security holder of a JH Trust for breach of fiduciary duty, pursuant to ICA 36(b), 15 U.S.C. 80a-35(b), with respect to the compensation it receives from the JH Trusts.

277. As of September 30, 2009, the Named Plaintiff was invested in the (A) the Money Market Trust, (B) the Blue Chip Growth Fund and (C) the Small Cap Growth Trust.

278. As a consequence of her investment in the Money Market Trust she is a shareholder of JHT.

279. As a consequence of her investments into the (A) the Blue Chip Growth Fund and (B) the Small Cap Growth Trust she is a shareholder of JHFII.

280. As the named Plaintiff is a security holder of JHT and JHFII, she has standing, pursuant to ICA 36(b), 15 U.S.C. 80a-35(b), to bring a claim on behalf of those JH Trusts against Defendant John Hancock Investment Management Services for the compensation it received from those trusts.

281. Table IV reflects, with respect to each fund that is a series of JHT, the management fee that was paid to its adviser (Defendant John Hancock Investment Management Services), denoted as the "JHIMS Mgt. Fee", and the management fee that was paid to the sub-adviser, denoted as the "SubAdvMgtFee.." The difference between these two fees is reflected in the third column of Table IV and is denoted as the "Excessive Adviser Fee." In the event that the sub-adviser to the fund was a John Hancock affiliate, an asterisk is located next to the fund's

name.

282. Similarly, Table V reflects, with respect to each fund that is a series of JHFII the management fee that was paid to its adviser (Defendant John Hancock Investment Management Services), denoted as the "JHIMS Mgt. Fee", and the management fee that was paid to the sub-adviser, denoted as the "SubAdvMgtFee.." The difference between these two fees is reflected in the third column of Table V and is denoted as the "Excessive Adviser Fee." In the event that the sub-adviser to the fund was a John Hancock affiliate, an asterisk is located next to the fund's name.

283. In the event that a fund that is a series of JHT and JHFIII is also a JH Plan Fund, as the Excessive Adviser Fee associated with each of these funds is specifically relevant to Count V, which is an ERISA claim, such fact is noted in Tables IV and V.

284. Table VI lists the adviser and sub-adviser fees that were paid in connection with the International Core Fund, which is a JH Plan Fund and is also a series of JHFIII. Similar to above, Table VI also reflects the "Excessive Adviser Fee" for this fund, which is the difference between the adviser's and the sub-adviser's fees. This fund is sub-advised by an entity that is not affiliated with John Hancock.

TABLE IV

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
500 Index Trust*	$9,695,019	-	$245,878	=	$9,449,141
500 Index Trust B*	$2,048,708	-	$146,817	=	$1,901,891
Active Bond Trust*	$14,242,101	-	$3,589,038	=	$10,653,063
All Cap Core Trust	$6,571,574	-	$2,721,679	=	$3,849,895
All Cap Growth Trust	$2,358,491	-	$1,112,465	=	$1,246,026
All Cap Value Trust	$906,345	-	$427,451	=	$478,894
Alpha Opportunities Trust	$565,837	-	$314,208	=	$251,629
Blue Chip Growth Trust	$21,490,543	-	$9,024,811	=	$12,465,732
Capital Appreciation Trust	$7,885,650	-	$2,935,258	=	$4,950,392
Capital Appreciation Value Trust	$335,589	-	$169,519	=	$166,070
Core Bond Trust	$1,818,868	-	$541,002	=	$1,277,866
Disciplined Diversification Trust	$258,087	-	$138,929	=	$119,158
Emerging Markets Value Trust	$4,364,110	-	$2,312,906	=	$2,051,204
Emerging Small Company Trust	$1,560,241	-	$838,088	=	$722,153
Equity-Income Trust	$15,116,519	-	$6,382,965	=	$8,733,554
Financial Services Trust	$906,741	-	$411,672	=	$495,069
Floating Rate Income Trust	$3,110,883	-	$1,113,057	=	$1,997,826
Fundamental Value Trust	$11,727,608	-	$4,791,199	=	$6,936,409
Global Allocation Trust	$2,286,800	-	$1,078,562	=	$1,208,238
Global Bond Trust	$7,730,837	-	$2,768,394	=	$4,962,443
Global Real Estate Trust	$5,197,205	-	$2,684,983	=	$2,512,222
Global Trust*	$5,463,403	-	$2,395,779	=	$3,067,624
Growth Equity Trust	$1,888,871	-	$756,911	=	$1,131,960
Health Sciences Trust	$2,140,492	-	$1,177,582	=	$962,910
High Income Trust*	$2,834,114	-	$945,772	=	$1,888,342
High Yield Trust	$11,707,084	-	$3,707,239	=	$7,999,845

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
Income Trust	$3,343,434	-	$1,484,285	=	$1,859,149
International Equity Index Trust A	$1,690,486	-	$263,086	=	$1,427,400
International Equity Index Trust B	$1,315,431	-	$372,777	=	$942,654
International Opportunities Trust	$6,919,065	-	$3,339,724	=	$3,579,341
International Small Cap Trust	$3,904,683	-	$2,036,457	=	$1,868,226
International Small Company Trust	$2,626,417	-	$1,395,823	=	$1,230,594
International Value Trust	$10,847,607	-	$4,757,354	=	$6,090,253
Investment Quality Bond Trust	$2,517,287	-	$600,957	=	$1,916,330
Large Cap Trust	$3,942,776	-	$1,466,930	=	$2,475,846
Large Cap Value Trust	$4,663,674	-	$2,064,401	=	$2,599,273
Lifestyle Aggressive Trust*	$191,830	-	$86,275	=	$105,555
Lifestyle Balanced Trust*	$4,010,623	-	$1,804,845	=	$2,205,778
Lifestyle Conservative Trust*	$534,168	-	$240,722	=	$293,446
Lifestyle Growth Trust*	$5,122,302	-	$2,303,928	=	$2,818,374
Lifestyle Moderate Trust*	$983,459	-	$442,664	=	$540,795
Mid Cap Index Trust*	$3,489,170	-	$161,951	=	$3,327,219
Mid Cap Intersection Trust	$1,844,650	-	$898,838	=	$945,812
Mid Cap Stock Trust	$8,065,292	-	$3,731,829	=	$4,333,463
Mid Cap Value Equity Trust	$754,272	-	$366,967	=	$387,305
Mid Value Trust **(JH Plan Fund)**	$1,345,136	-	$700,982	=	$644,154
Money Market Trust* **(JH Plan Fund)**	$18,522,200	-	$934,770	=	$17,587,430
Money Market Trust B*	$1,747,887	-	$289,784	=	$1,458,103
Mutual Shares Trust	$3,982,821	-	$2,135,593	=	$1,847,228
Natural Resources Trust	$7,502,809	-	$4,141,079	=	$3,361,730
Optimized All Cap Trust*	$8,261,030	-	$2,784,580	=	$5,476,450
Optimized Value Trust*	$4,536,017	-	$1,414,224	=	$3,121,793
Overseas Equity Trust	$4,644,004	-	$2,520,519	=	$2,123,485

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
Pacific Rim Trust*	$976,782	-	$428,403	=	$548,379
Real Estate Equity Trust	$1,977,109	-	$903,536	=	$1,073,573
Real Estate Securities Trust	$3,506,878	-	$1,255,940	=	$2,250,938
Real Return Bond Trust	$7,250,751	-	$2,428,758	=	$4,821,993
Science & Technology Trust	$3,034,830	-	$1,705,131	=	$1,329,699
Short Term Bond Trust*	$1,194,141	-	$279,903	=	$914,238
Small Cap Growth Trust **(JH Plan Fund)**	$2,771,437	-	$1,606,385	=	$1,165,052
Small Cap Index Trust*	$1,626,972	-	$120,640	=	$1,506,332
Small Cap Intrinsic Value Trust*	$798,650	-	$400,245	=	$398,405
Small Cap Opportunities Trust	$2,316,316	-	$1,276,250	=	$1,040,066
Small Cap Value Trust	$3,792,325	-	$2,192,220	=	$1,600,105
Small Company Growth Trust	$2,054,113	-	$1,185,068	=	$869,045
Small Company Value Trust	$5,817,366	-	$3,139,150	=	$2,678,216
Smaller Company Growth Trust	$173,515	-	$91,175	=	$82,340
Spectrum Income Trust	$7,786,314	-	$2,852,684	=	$4,933,630
Strategic Bond Trust	$4,433,640	-	$1,467,745	=	$2,965,895
Strategic Income Trust* **(JH Plan Fund)**	$3,472,339	-	$1,209,499	=	$2,262,840
Total Bond Market Trust A*	$1,154,186	-	$49,240	=	$1,104,946
Total Bond Market Trust B*	$301,814	-	$33,085	=	$268,729
Total Return Trust	$15,414,238	-	$5,376,622	=	$10,037,616
Total Stock Market Index Trust*	$1,918,475	-	$143,803	=	$1,774,672
U.S. Government Securities Trust	$2,155,593	-	$577,708	=	$1,577,885
U.S. High Yield Bond Trust	$3,612,602	-	$1,377,238	=	$2,235,364
U.S. Multi Sector Trust	$8,526,236	-	$3,474,167	=	$5,052,069
Utilities Trust	$1,849,898	-	$842,866	=	$1,007,032
Value & Restructuring Trust	$3,587,360	-	$1,604,359	=	$1,983,001
Value Trust **(JH Plan Fund)**	$1,912,841	-	$755,551	=	$1,157,290

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
Vista Trust	$797,362	-	$395,717	=	$401,645
TOTALS	**$355,734,333**	-	**$132,646,596**	=	**$223,087,737**

TABLE V

JHF II Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
Active Bond Fund*	$3,530,950	-	$667,402	=	$2,863,548
All Cap Core Fund	$4,972,356	-	$1,670,765	=	$3,301,591
All Cap Growth Fund	$1,109,549	-	$376,944	=	$732,605
All Cap Value Fund **(JH Plan Fund)**	$817,965	-	$282,334	=	$535,631
Blue Chip Growth Fund **(JH Plan Fund)**	$15,303,935	-	$4,974,391	=	$10,329,544
Capital Appreciation Fund	$6,852,945	-	$2,077,282	=	$4,775,663
Core Bond Fund	$1,771,578	-	$389,914	=	$1,381,664
Core Equity Fund	$6,478,680	-	$1,952,485	=	$4,526,195
Emerging Growth Fund	$1,297,691	-	$371,671	=	$926,020
Emerging Markets Value Fund	$4,970,042	-	$1,981,826	=	$2,988,216
Emerging Small Company Fund	$629,423	-	$266,165	=	$363,258
Equity-Income Fund	$7,255,031	-	$2,251,184	=	$5,003,847
Floating Rate Income Fund	$1,675,062	-	$711,409	=	$963,653
Fundamental Value Fund	$9,894,378	-	$3,279,761	=	$6,614,617
Global Bond Fund **(JH Plan Fund)**	$5,512,295	-	$1,397,033	=	$4,115,262
Global Real Estate Fund	$4,872,428	-	$1,963,607	=	$2,908,821
High Income Fund*	$2,782,139	-	$703,498	=	$2,078,641
High Yield Fund	$10,451,277	-	$2,413,428	=	$8,037,849
Index 500 Fund	$2,499,149	-	$67,221	=	$2,431,928
International Equity Index Fund	$2,532,732	-	$297,595	=	$2,235,137
International Opportunities Fund	$7,276,584	-	$2,620,871	=	$4,655,713
International Small Cap Fund	$3,923,630	-	$1,420,274	=	$2,503,356

JHF II Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
International Small Company Fund	$2,994,178	-	$1,268,324	=	$1,725,854
International Value Fund **(JH Plan Fund)**	$12,383,715	-	$4,050,015	=	$8,333,700
Investment Quality Bond Fund	$1,107,626	-	$203,783	=	$903,843
Large Cap Fund	$2,733,121	-	$742,115	=	$1,991,006
Large Cap Value Fund	$4,940,926	-	$1,702,752	=	$3,238,174
JH Lifestyle Conservative Portfolio **(JH Plan Fund)**	$691,118	-	$311,219	=	$379,899
JH Lifestyle Moderate Portfolio **(JH Plan Fund)**	$993,588	-	$447,172	=	$546,416
JH Lifestyle Balanced Portfolio **(JH Plan Fund)**	$3,603,198	-	$1,620,909	=	$1,982,289
JH Lifestyle Growth Portfolio **(JH Plan Fund)**	$3,775,569	-	$1,698,206	=	$2,077,363
JH Lifestyle Aggressive Portfolio **(JH Plan Fund)**	$1,299,039	-	$584,156	=	$714,883
Mid Cap Index Fund*	$1,714,425	-	$51,414	=	$1,663,011
Mid Cap Intersection Fund	$2,695,053	-	$894,150	=	$1,800,903
Mid Cap Stock Fund	$5,652,046	-	$2,016,203	=	$3,635,843
Mid Cap Value Fund	$2,118,948	-	$694,563	=	$1,424,385
Mid Cap Value Equity Fund	$1,065,050	-	$351,943	=	$713,107
Natural Resources Fund	$7,794,620	-	$2,881,062	=	$4,913,558
Optimized Value Fund*	$5,031,977	-	$1,129,986	=	$3,901,991
Real Estate Equity Fund	$2,058,733	-	$700,101	=	$1,358,632
Real Estate Securities Fund	$854,898	-	$213,421	=	$641,477
Real Return Bond Fund **(JH Plan Fund)**	$6,319,183	-	$1,513,884	=	$4,805,299
Small Cap Fund	$1,297,690	-	$411,453	=	$886,237
Small Cap Index Fund*	$420,606	-	$23,719	=	$396,887
Small Cap Opportunities Fund	$1,737,400	-	$587,073	=	$1,150,327
Small Company Fund	$858,202	-	$322,813	=	$535,389

JHF II Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
Small Company Growth Fund	$2,046,656	-	$834,736	=	$1,211,920
Small Company Value Fund **(JH Plan Fund)**	$4,644,869	-	$1,901,519	=	$2,743,350
Spectrum Income Fund	$7,401,106	-	$2,054,305	=	$5,346,801
Strategic Bond Fund	$3,313,938	-	$826,931	=	$2,487,007
Strategic Income Fund*	$3,099,402	-	$816,072	=	$2,283,330
Total Bond Market Fund*	$248,019	-	$16,960	=	$231,059
Total Return Fund **(JH Plan Fund)**	$12,393,628	-	$3,358,463	=	$9,035,165
U.S. Government Securities Fund **(JH Plan Fund)**	$1,227,948	-	$242,474	=	$985,474
U.S. High Yield Bond Fund	$3,260,940	-	$980,003	=	$2,280,937
U.S. Multi-Sector Fund	$10,421,973	-	$2,817,297	=	$7,604,676
Value Fund	$120,811	-	$46,011	=	$74,800
Value & Restructuring Fund	$3,957,509	-	$1,405,392	=	$2,552,117
Vista Fund	$1,359,705	-	$448,296	=	$911,409
TOTALS	**$234,157,380**	-	**$72,527,683**	=	**$161,629,697**

TABLE VI

JHF III Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Excessive Adviser Fee
International Core Fund **(JH Plan Fund)**	$10,187,944	-	$5,057,388	=	$5,130,556
TOTALS	**$10,187,944**	-	**$5,057,388**	=	**$5,130,556**

285. With regard to the JHT and JHFII, as well as the funds within these trusts, Defendant John Hancock Investment Management Services administers the business affairs of each of these JH Trusts, but "the investment sub-advisers . . . manage the assets of the funds."

286. With regards to the International Core Fund "[p]rior to April 16, 2009 the Adviser [Defendant John Hancock Investment Management Services] was responsible for performing various non-advisory services...under the Advisory Agreement."

287. With regard to all of the funds that are series of JHT, JHFII and JHFIII, Defendant John Hancock Investment Management Services must annually obtain the approval of the fund's board of directors for the renewal of the investment management agreement and approval of the investment management fee that it seeks to receive from each fund within these trusts for which it serves as an adviser.

288. Defendant John Hancock Investment Management Services has previously been cited by the SEC for engaging in a scheme of fraud and deceit with respect to representations it made to the board of directors of funds that underlie variable annuity products in connection with the amount of fees it sought to receive from fund assets. The SEC also cited Defendants John Hancock Distributors and John Hancock Funds, both affiliates of Defendant John Hancock Investment Management Services, for aiding and abetting in that scheme.

289 According to SEC filings, pursuant to its sub-advisory agreement, each sub-adviser to a series of a fund within a JH Trust, with respect to its fund, is responsible for formulating the investment program for the mutual fund, implementing the program through the purchase and sale of securities, managing the investment and reinvestment of the mutual fund's assets and regularly reporting to the mutual fund's board of directors. Furthermore, in

connection with providing all of these services, the sub-adviser, at its expense, furnishes all necessary investment and management facilities, pays the salaries of personnel required for the sub-adviser to execute its duties, pays the fees for the administrative facilities, pays the fees for bookkeeping, pays the expenses for clerical personnel and for the equipment necessary for the conduct of the investment affairs of the mutual fund.

b. Excessive Adviser Fee Allegations Related to Claim Under ICA §36(b), 15 U.S.C. §80a-35(b)

290. With regard to all of the funds that are a series of the JHT and JHFII, on information and belief, the boards of such funds had the authority to directly retain the sub-adviser of each fund to serve as the fund's adviser.

291. With regard to all of the funds that are a series of JHT and JHFII, had the board of JHT and JHFII retained the sub-adviser to serve as each fund's adviser, it would have (A) eliminated Defendant John Hancock Investment Management Services (and its affiliates, Defendants John Hancock Distributors and John Hancock Funds) from being in a position to influence the fees it received from the funds' assets and (B) avoided the payment of the Excessive Adviser Fees, listed in Tables IV and V, to Defendant John Hancock Investment Management Services.

292. With regard to all of the funds that are series of JHT and JHFII, the boards of JHT and JHFII should have foreseen that by allowing Defendant John Hancock Investment Management Services to serve as each fund's adviser and influence the fees that it receives, JHT and JHFII would be harmed.

293. In each instance, both JHT and JHFII were harmed because Defendant John Hancock Investment Management Services did receive a large and unreasonable fee for

investment management services, when, in fact, it was providing no such services.

294. Given Defendant John Hancock Investment Management Services past practices, for which it was fined by the SEC, these harms were foreseeable.

295. With respect to each fund within JHT and JHFII an examination of (A) the nature and quality of the adviser's (Defendant John Hancock Investment Management Services) services, (B) the profitability of the fund to the adviser, (C) comparative fee structures and (D) the conscientiousness of the board of directors of JHT and JHFII in approving the adviser's fee for each series, demonstrates that the total Excessive Adviser Fees paid to Defendant John Hancock Investment Management Services, with respect to JHT and JHFII, resulted in a breach of fiduciary duty pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), because those fees were so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

296. **Nature and Quality of the Services Rendered.** No investment management services were provided by Defendant John Hancock Investment Management Services since the sub-adviser to each fund provided all of the investment management services. Therefore, the Excessive Adviser Fees listed in Tables IV and V for each fund that is a series of JHT and JHFII were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

297. **Profitability of the Adviser.** Since Defendant John Hancock Investment Management Services was providing no investment advisory services, it was therefore not incurring any fees in connection with providing such services (all such fees were paid by the sub-adviser to each fund) and therefore the Excessive Adviser Fees listed in Tables IV and V for each

fund that is a series of JHT and JHFII were all profit to Defendant John Hancock Investment Management Services and were therefore necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

298. **Conscientiousness of the Mutual Funds Board.** As the board of directors of JHT and JHFII knew that all of the investment management services were being provided by the sub-adviser to each of the funds within these trusts, and that Defendant John Hancock Investment Management Services had, in the past, been cited by the SEC for misappropriating fund assets through improper fees, each board violated its fiduciary responsibilities when it approved the payment of the Excessive Adviser Fees listed in Tables IV and V and therefore such fees were necessarily so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

299. **Comparative Fee Structures.** The fee charged by the sub-adviser for each of fund that is a series in JHT and JHFII was the fee required to render the investment advisory services for those funds. Since the Excessive Adviser Fees, with respect to all of the funds that are series of JHT and JHFII are in excess of that amount, such fees were necessarily so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

c. Additional Allegations Related to Claim Pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), On Behalf of Funds that Are A Series of JHT and JHFII and The Sub-Advisers to such Funds Are Not Affiliated with John Hancock

300. Despite the fact that Defendant John Hancock Investment Management Services had been fined by the SEC for engaging in a scheme of fraud and deceit with respect to

representations it made to the boards of directors of funds that underlie variable annuity products, the boards of JHT and JHFII did not feel that the fees paid to unaffiliated sub-advisers of funds that were a series of the JHT and JHFII were a material factor for their consideration. Specifically, in SEC filings they stated the following:

> With respect to the evaluation of the subadvisory agreements (including any sub-subadvisory agreement) with entities not affiliated with the Adviser [Defendant John Hancock Investment Management Services], the Board believes that, in view of the Trust's [referring to JHT and JHFII] 'manager-of-managers' advisory structure,[4] the profits to be realized by those subadvisers that are not affiliated with the Adviser from their relationship with the Trust generally are not a **material factor** in the Board's consideration of these subadvisory agreements because such fees are paid by the Adviser and not by the Funds and the Board relies on the ability of the Adviser to negotiate the subadvisory fees at arms-length. (emphasis added)

301. Had Defendant John Hancock Investment Management Services complied with its fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), it would have disclosed to each board of JHT and JHFII the excessiveness of the advisory fees that it was requesting.

d. Additional Allegations with Regard to ERISA with Respect to Defendant John Hancock (U.S.A.)'s Performance of Fiduciary Duties in Connection with the JH Plan Funds

302. With regard to all of the JH Plan Funds listed in Tables IV, V, and VI, Defendant John Hancock (U.S.A.), on information and belief, had the authority to directly retain the sub-adviser to serve as each fund's adviser.

303. With regard to all of the JH Plan Funds listed in Tables IV, V and VI, had Defendant John Hancock (U.S.A.) directly retained the sub-adviser, it would have (A) eliminated

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[4] The SEC disclosure with respect to the funds that are a series of JHFII contained additional language in this statement which stated that the board of the JHFII in approving th sub-advisers' fees also does not believe that "the cost of the services to be provided" is a material factor for their consideration.

Defendant John Hancock Investment Management Services (and its affiliates, Defendants John Hancock Distributors and John Hancock Funds) from being in a position to influence the fees it received from each fund's assets and (B) avoided the payment of the Excessive Adviser Fees to Defendant John Hancock Investment Management Services.

304. With regard to all of the JH Plan Funds listed in Tables IV, V and VI, Defendant John Hancock (U.S.A.) should have foreseen that by allowing Defendant John Hancock Investment Management Services to serve as each fund's adviser and influence the fees that it receives, the Plaintiffs would be harmed.

305. In each instance, the Plaintiffs were harmed because Defendant John Hancock Investment Management Services did receive a large and unreasonable fee for investment management services, when, in fact, it was providing no such services.

306. This harm was foreseeable to Defendant John Hancock (U.S.A.) and deprived the Plaintiffs of the full value of their retirement benefits.

307. The Excessive Adviser Fees listed in Tables IV, V and VI that Plaintiffs paid, in connection with their investments into the JH Plan Funds were excessive and unreasonable.

308. The charging Excessive Adviser Fees listed in Tables IV, V and VI, to Plaintiffs, resulted in a violation of Defendant John Hancock (U.S.A)'s fiduciary obligations pursuant to ERISA §404, 29 U.S.C. §1104, and also constituted prohibited transactions pursuant to ERISA §406, 29 U.S.C. §1106.

3. Payment of Impermissible .50% Fee From (A) Advisers to the Mutual Funds that Underlie the Independent Investment Options and (B) From Sub-advisers to Certain of the JH Plan Funds that Underlie the JH Investment Options

309. Both the 2008 and 2009 versions of the Your Investment Option booklets contain

the following statement:

> John Hancock USA's AMC will be reduced if John Hancock USA or an affiliate receives asset based distribution charges ("12b-1 fees"), sub-transfer agency fees, or other fees from an unaffiliated underlying mutual fund or its underwriter.[5] These fees, collectively, range from 0% to .50%.

310. Defendant John Hancock (U.S.A.) received a .50% payment from Plaintiffs' investments into the following mutual funds that underlie the Independent Investment Options: the American Century Vista Fund, the Columbia Value and Restructuring Fund, the Davis New York Venture Fund, the Domini Social Equity Fund, the EuroPacific Growth Fund, the Mutual Discovery Fund, the Oppenheimer Global Fund, the Royce Opportunity Fund, the Growth Fund of America and the T. Rowe Price Equity Income Fund.

311. Since the payment Defendant John Hancock (U.S.A.) received from all of these mutual funds equaled .50% (the maximum amount that Defendant John Hancock (U.S.A.) disclosed that this payment would be), that implies that all such mutual funds had "asset based distribution charges ('12b-1 fees'), sub-transfer agency fees, or other fees" totaling to exactly .50%.

312. Defendant John Hancock (U.S.A.) also received a .50% payment from Plaintiffs' investments into the following JH Plan Funds that underlie the JH Investment Options, that are sub-advised by an entity that is not affiliated with Defendant John Hancock (U.S.A.),: the All Cap Value Fund, the Blue Chip Growth Fund, the Global Bond Fund, the International Value Fund, the Mid Value Fund, the Real Return Bond Fund, the Small Cap Growth Fund, the Small Company Value Fund, the Total Return Fund, the Value Fund and the U.S. Government

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[5] The 2009 version of the booklet entitled Your Investment Options replaced the word "underwriter" with "agent(s)."

Securities Fund.

313. Defendant John Hancock (U.S.A.) claims that these fees (hereinafter referred to as "Revenue Sharing Payments") were used to offset the AMC.

314. In the document that discloses these Revenue Sharing Payments (which can only be accessed through an internet link contained in a footnote to a statement that is located on the website where Plaintiff Participants monitor their investments), Defendant John Hancock (U.S.A.) states that the AMC is the cost it incurs for "administrative and record keeping services such as employer statements, participant statements and enrollment kits."

315. The AMC is a component of the Expense Ratio (ER), which means that it is a fee attributable to Plaintiffs' investments into the Investment Options.

316. In both versions of the Your Investment Options booklets Defendant John Hancock (U.S.A.) states that the ER does not include any "participant recordkeeping charges." Further, on the website where Plaintiff Participants monitor their investments, Defendant John Hancock (U.S.A.) states that the Contract Level Fees cover the expenses for "plan installation, enrollment, educational materials, customer service and other participant services."

317. Since according to Defendant John Hancock (U.S.A.)'s own disclosures fees for "participant recordkeeping" are independent of the ER (which the AMC is a component of) and Contract Level Fees cover the expenses for enrollment, the Revenue Sharing Payments cannot be used to offset these fees since they are not actually a part of the AMC.

318. As a result, all, or a part thereof, of the AMC is a fiction created by Defendant John Hancock (U.S.A.) so that it appears to Plaintiffs as if they are getting a reduction in fees on account of Defendant John Hancock (U.S.A.)'s receipt of the Revenue Sharing Payments when

in fact those payments only benefit Defendant John Hancock (U.S.A.).

319. By not receiving all, or portion thereof, of the Revenue Sharing Payments that are not actually offsetting AMC fees, Plaintiffs are being deprived the full value of their retirement benefit.

320. Defendant John Hancock (U.S.A.) should have either remitted the portion of the Revenue Sharing Payments that are not actually attributable to AMC fees to the Plaintiff Participants or reduced the overall fees charged to the Plaintiff Plans.

321. Receipt of the Revenue Sharing Payments by Defendant John Hancock (U.S.A.) (A) was a breach of fiduciary duty pursuant to ERISA §404, 29 U.S.C. §1104, and (B) constituted prohibited transactions pursuant to ERISA §406(b), 29 U.S.C. §1106(b).

4. The Selection of the Money Market Trust, Which is A Fund That is a Series of JHT, By Defendant John Hancock (U.S.A.) As the Plaintiffs Money Market Investment Option Was A Breach of Fiduciary Duty Under ERISA

322. On February 23, 2007 Defendant John Hancock (U.S.A.) selected the Money Market Trust fund that is a series of JHT (referred to for this Section X.B.4 I, Section XII, paragraph 344.j (Class Allegations), and Count VII, as the "JHT-Money Market Trust") as the money market fund to underlie the JH Money Market Investment Option. As of the filing of this Complaint, it continues to be offered to the Plaintiffs as the underlying fund to the JH Money Market Investment Option.

323. On June 25, 2007 Defendant John Hancock Investment Management Services, a subsidiary of Defendant John Hancock (U.S.A.) as well as the adviser to the JHT-Money Market Trust, was found by the SEC to have engaged in a scheme of fraud and deceit with respect to the fees it charged funds that serve as the underlying investment to variable annuity products.

Defendant John Hancock Distributors, the distributor to the JHT-Money Market Trust, was also cited in connection with that scheme.

324. As Defendant John Hancock Investment Management Services is the subsidiary of Defendant John Hancock (U.S.A.), in February of 2007, when it selected the JHT-Money Market Trust to serve as the money market fund to underlie the JH Money Market Investment Option, on information and belief, it knew, or should have known, of the violations its subsidiary was ultimately sanctioned by the SEC for in June of 2007.

325. Even after the SEC's findings were publically announced on June 25, 2007, Defendant John Hancock (U.S.A.) continued to retain the JHT-Money Market Trust (which was advised by Defendant John Hancock Investment Management Services) as the money market fund that underlies the JH Money Market Investment Option.

326. Money market funds by their nature are a purely administrative product. As such there is very little difference in the security selection, and returns are strongly correlated to the fees charged. Therefore, identifying the money market fund with the least amount of fees should have been the primary concern of Defendant John Hancock (U.S.A.), as those funds tend to have superior performance.

327. Had Defendant John Hancock (U.S.A.) been complying with its ERISA fiduciary obligations it would have avoided selecting the JHT-Money Market Trust, whose adviser was cited for a scheme of fraud in deceit for charging funds improper fees, and instead selected a money market fund that charged lower fees and performed better as the money market option that underlie the JH Money Market Investment Option.

328. By selecting the JHT-Money Market Trust as the money market fund to underlie

the JH Money Market Investment Option, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404, 29 U.S.C. §1104.

XI. DEFENDANT JOHN HANCOCK (U.S.A.) CHARGED THE CONTRACTHOLDER CLASS FEES, IN CONNECTION WITH ITS JH VARIABLE ANNUITY CONTRACTS, THAT VIOLATED ICA §26(f), 15 U.S.C. §80a-26(f)(2), AND THEREFORE, PURSUANT TO ICA §47(b), 15 U.S.C. §80-46(b) , THE CONTRACTHOLDER CLASS IS ENTITLED TO RESCISSION OF THE PROVISIONS OF SUCH CONTRACTS THAT AUTHORIZED THOSE IMPROPER FEES

329. Table IV (above) reflects, with respect to all of the investment funds that are a series of JHT (referred to for purposes of this Section XI; Section XII, paragraph 345 (Class Allegations); and Count IX, as the "John Hancock Trust Investment Funds"), the fees there was paid to the adviser and the sub-adviser of these investment funds for providing investment management services. Table IV, as described above, also includes the "Excessive Adviser Fees" for these investment funds (i.e., similar to above, the difference between the adviser's and the sub-adviser's investment management fees).

330. For all of the John Hancock Trust Investment Funds the adviser was Defendant John Hancock (U.S.A.)'s subsidiary, Defendant John Hancock Investment Management Services.

331. Defendant, John Hancock (U.S.A.) stated to the SEC that "shares of JHT are offered only to registered separate accounts of...[Defendant John Hancock (U.S.A.)]...as the underlying investment vehicles of variable life insurance and variable annuity contracts...issued by...[Defendant John Hancock (U.S.A.)]."

332. The John Hancock Trust Investment Funds are the underlying investment vehicles of the JH Variable Annuity Contracts. These contracts were funded by registered separate

accounts. Therefore, Defendant John Hancock (U.S.A.) charged members of the Contractholder Class the Excessive Adviser Fees listed in Table IV in connection with the JH Variable Annuity Contracts, which were funded by registered separate accounts. Those fees were then paid to Defendant John Hancock Investment Management Services by Defendant John Hancock (U.S.A.).

333. Where a contract violates, in whole or part, a provision of the ICA, 15 U.S.C. §80a-1 et seq., it is unenforceable. ICA §47(b), 15 U.S.C. §80a-46(b).

334. Under ICA §47(b), 15 U.S.C. §80a-46(b), any party to such unlawful contract, or non-party that has acquired a right under such unlawful contract, has an express right to bring an action for equitable relief, including rescission of that contract, or its unlawful portions, and restitution.

335. It is a violation of the ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2), "for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract - - (A) unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company...."

336. The Excessive Adviser Fees listed in Table IV, which Defendant John Hancock (U.S.A.) charged to the Contractholder Class, and then remitted to Defendant John Hancock Investment Management Services, were in violation of ICA §26(f), 15 U.S.C. §80a-26(f), for the following reasons:

a. According to SEC filings, Defendant John Hancock Investment Management Services did not provide any investment management services for the Excessive Advisory Fees it received. Therefore, the Excessive Adviser Fees were unreasonable in relation to the investment management services Defendant John

Hancock Investment Management Services rendered on behalf of the John Hancock Trust Investment Funds.

b. The fee charged by the sub-adviser for each of the John Hancock Trust Investment Funds listed in Table IV represented the fees necessary to render all of the investment management services for each John Hancock Trust Investment Fund. As some of these investment funds were sub-advised by entities that were unaffiliated with the Defendants, the sub-advisers' fees represents the fees that could be received on the open market for rendering all of the investment management services to the John Hancock Trust Investment Funds. The Excessive Adviser Fees, for each of the John Hancock Trust Investment Funds, in all cases, therefore exceeds the fees that an entity could receive on the open market for providing all of the investment advisory services to the John Hancock Trust Investment Funds and therefore are unreasonable.

c. According to SEC filings, all of the expenses associated with providing the investment management services were borne by the sub-advisers to each of the John Hancock Trust Investment Funds. As Defendant John Hancock Investment Management Services was not incurring any expenses, the full amount of the Excessive Adviser Fees for each of the John Hancock Trust Investment Funds was all in the form of profit to it and its parent, Defendant John Hancock (U.S.A.), and was a profit that was incurred for providing no investment management services. Therefore, the Excessive Adviser Fees were unreasonable in relation to the investment management expenses (none) that Defendant John Hancock Investment Management Services incurred in connection with the John Hancock Trust Investment Funds.

d. Defendant John Hancock (U.S.A.) was not assuming any risk in connection with its receipt of the Excessive Adviser Fees. These fees were simply paid to its subsidiary Defendant John Hancock Investment Management Services and resulted in a profit to both entities. In the event that a Contractholder Class member wanted some form of guarantee on their investments into a John Hancock Trust Investment Fund (which would have resulted in the assumption of a risk on the part of Defendant John Hancock (U.S.A.)), on information and belief, all of the JH Variable Annuity Contracts required the payment of a fee in addition to the Excessive Adviser Fees for each of the John Hancock Trust Investment Funds. Therefore, the receipt of the Excessive Adviser Fees were unreasonable in relation to the risks assumed by Defendant John Hancock (U.S.A.).

337. The Excessive Adviser Fees are charged to the Contractholder Class by Defendant John Hancock (U.S.A.) pursuant to a JH Variable Annuity Contract.

338. Since the Excessive Adviser Fees (A) listed in Table IV are in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), (B) are charged pursuant to a JH Variable Annuity Contract and (C) the Contractholder Class are either parties to a JH Variable Annuity Contract, or have acquired rights under a JH Variable Annuity Contract, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the Contractholder Class is entitled to rescission of any JH Variable Annuity Contract, or portion thereof, in amount equal to the value of the Excessive Adviser Fees that they paid.

339. For all JH Variable Annuity Contracts rescinded on the basis of their unlawfulness under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), the Contractholder Class seeks restitution pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3) against Defendant John Hancock (U.S.A.), which was unjustly enriched through its collection of unreasonable fees and charges deducted under void provisions of the JH Variable Annuity Contracts.

XII. CLASS ALLEGATIONS FOR CLAIMS (A) ARISING UNDER ERISA CLAIMS AND (B) FOR VIOLATION OF ICA 26(f), ICA 26(f), 15 U.S.C. 80a-26(f)

340. Plaintiff, Danielle Santomenno, brings this action individually and on behalf of ERISA covered employee benefit plans, the Plaintiff Plans, that held, or continue to hold, group annuity contracts with Defendant John Hancock (U.S.A.) and on behalf of the participants and beneficiaries of all such ERISA covered employee benefit plans (i.e., the Plaintiff Participants). The Class period for each ERISA claim begins on the earliest date on which each such claim would be timely.

341. Plaintiff, Danielle Santomenno, also brings this action individually and on behalf of any person that was a party to, or acquired rights under, a group or individual annuity contract issued/sold by Defendant John Hancock (U.S.A.) where the underlying investment was any John

Hancock Trust Investment Fund (i.e., the Contractholder Class). While this Class may include some of the members of the Class described in paragraph 340, it is separate from that Class. The Class period for each these claims begin on the earliest date on which each such claim would be timely.

342. Excluded from the Classes are Defendants, any entity in which Defendants have a controlling interest, and Defendants' officers, directors, affiliates, legal representatives, co-conspirators, successors, subsidiaries, and assigns. Also excluded from the Classes are any judge, justice or judicial officer presiding over this matter and the members of their judicial staff.

343. Based upon Defendant John Hancock (U.S.A.)'s advertising, it is believed that the proposed Classes are so numerous that individual joinder of all of their members would be impracticable. The total number of Class members, of each Class, is believed to be at least 200 individuals.

344. There are questions of law and fact common to the Class described in paragraph 340, among them the following:

a. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA by virtue of its right to change the mutual funds that underlie the Investment Options;

b. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA by virtue of its role in investment management;

c. Was Defendant John Hancock (U.S.A) a fiduciary under ERISA by virtue of its rendering of investment advice;

d. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA pursuant to 29 C.F.R. 2550.401c-1(d)(2)(c);

e. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by charging the Sales and Service Fees;

f. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by subjecting Plaintiffs to 12b-1 fees;

g. Whether Defendant John Hancock (U.S.A.) engaged in prohibited transactions as prescribed by ERISA §406, 29 U.S.C. §1106;

h. Whether Defendants John Hancock Investment Management Services, John Hancock Funds and John Hancock Distributors are also liable to Plaintiffs on account of prohibited transactions on the part of Defendant John Hancock (U.S.A.);

i. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by investing in the retail, rather than the institutional class of mutual funds;

j. Whether Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by selecting the JHT-Money Market Trust as the money market investment fund to underlie the JH Money Market Investment Option; and

k. Whether Defendant John Hancock (U.S.A.) employed the requisite level of care, skill prudence and diligence, or violated its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), when it selected investment funds that were advised by its subsidiary, which was previously cited by the SEC, to underlie many of the investment options available to Plaintiffs.

345. There are questions of law and fact common to the Class described in paragraph 341, among them the following:

a. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), for charging the Contractholders the Excessive Adviser Fees listed in Table IV on account of their investments in any of the John Hancock Trust Investment Funds listed in such table, when, Defendant John Hancock Investment Management Services, the entity to whom these fees were remitted to by Defendant John Hancock (U.S.A.), according to SEC filings, rendered no investment management services for these fees;

b. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), for charging the Contractholders the Excessive Adviser Fees listed in Table IV on account of their investments in any of the John

Hancock Trust Investment Funds listed in such table, when, Defendant John Hancock Investment Management Services, the entity to whom these fees were remitted to by Defendant John Hancock (U.S.A.), incurred no expenses for rendering any investment management services (since, according to SEC filings, the expenses of all such services were borne by the sub-advisers to each of these mutual funds); and

c. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), for charging the Contractholders the Excessive Adviser Fees listed in Table IV when it undertook no risk in connection with the charging of such fees

346. The claims and defenses of the representative party are typical of the claims and defenses of each of the Classes. The representative party has no interests that are antagonistic to the claims of the Classes, and understands that this matter cannot be settled without the Court's approval.

347. The representative party will fairly and adequately protect the interests of the Classes, and is committed to a vigorous prosecution of this case.

348. The prosecution of separate actions by individual members of each Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Classes that would establish incompatible standards of conduct for the Defendants.

349. The parties opposing the Classes have acted on grounds generally applicable to each Class thereby making appropriate final injunctive relief or corresponding declaratory relief.

350. The questions of law or fact common to the members of each of Classes predominate over any questions affecting only individual members and a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

351. The Defendants were obligated to treat the members of each Class similarly under ERISA and the ICA respectively. Individual proceedings, therefore, would pose the risk of

inconsistent adjudications.

352. Since the damages suffered by each member of the Classes may be relatively small, the expense and burden of individual litigation makes it impractical for class members to separately seek redress.

353. The Classes suffered, and will continue to suffer, harm as a result of Defendants' conduct.

354. A class action is superior to other available methods for the fair and efficient adjudication of the present controversy. Individual joinder of all members of each of the Classes is impractical.

355. Even if the individual members of each Class had the resources to pursue individual litigation, it would be unduly burdensome to the courts in which the individual litigations would proceed.

356. Individual litigation magnifies the delay and expense to all parties in the court system of resolving the controversies engendered by Defendants' common course of conduct.

357. The class action device allows a single court to provide the benefits of unitary adjudication, judicial economy, and the fair and equitable handling of all claims of the members of each Class.

358. Conducting this action as a class action conserves the resources of the parties and of the judicial system, and protects the rights of the individual members of each Class. For many, if not most, of the members of each Class, a class action is the only feasible mechanism that allows them an opportunity for legal redress and justice.

359. Each Class may be certified under Fed. R. Civ. P. 23(b).

A. Fed. R. Civ. P. 23(b)(1).

1. The Class described in paragraph 340 brings this action as an ERISA breach of fiduciary duty action and one alleging prohibited transactions under ERISA, and thus is a classic 23(b)(1) class action. Prosecution of separate actions by individual members of this Class would create the risk of (A) inconsistent or varying adjudications with respect to individual members of this Class that would establish incompatible standards of conduct for the defendant opposing this Class, or (B) adjudications with respect to individual members of this Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudication or substantially impair or impede their ability to protect their interests.

2. The Class described in paragraph 341 brings this action under ICA §47, 15 U.S.C. §80a-46, for rescission of the portions of contracts issued by Defendant John Hancock (U.S.A.) that violate ICA §26(f), 16 U.S.C. §80a-26(f), for charging improper fees, and thus is a classic 23(b)(1) class action. Prosecution of separate actions by individual members of this Class would create the risk of (A) inconsistent or varying adjudications with respect to individual members of this Class that would establish incompatible standards of conduct for the defendant opposing this Class, or (B) adjudications with respect to individual members of this Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudication or substantially impair or impede their ability to protect their interests.

B. Fed. R. Civ. P. 23(b)(2). This action is suitable as a class action, with respect to both Classes, under 23(b)(2) because the Defendants have acted or refused to act on grounds generally applicable to each Class as a whole, thereby making appropriate final injunctive, declaratory or other appropriate equitable relief with respect to each Class.

C. Fed. R. Civ. P 23(b)(3). This action is suitable to proceed as a class action, with respect to both Classes, under 23(b)(3) because questions of law and fact common to the members of both Classes predominate over individual questions, and a class action is superior to other available methods for the fair and efficient adjudication of this controversy. Given the nature of the allegations, no class member of each Class has an interest in individually controlling the prosecution of this matter, and Plaintiffs are aware of no difficulties likely to be encountered in the management of this matter as a class action.

XIII. DERIVATIVE ALLEGATION FOR CLAIM PURSUANT TO ICA §36(b), 15 U.S.C. §80a-35(b)

360. Plaintiff, Danielle Santomenno, also bring this action, derivatively, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the John Hancock Trust and John Hancock Funds II to recover the total value of all of the Excessive Adviser Fee, listed in Tables IV and V of Section X of this Complaint, attributable to each of these open end investment management companies.

XIV. CLAIMS FOR RELIEF

ERISA CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and Commission of Prohibited Transaction by Defendant John Hancock (U.S.A.) Pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), for Charging the Plaintiff Plans and the Plaintiff Participants The Sales and Service Fees On Their Purchase of the JH Investment Options

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. Pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), a fiduciary must discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries.

4. Pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), a fiduciary must discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses of administering such plans.

5. Pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), a fiduciary must discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of such plans' participants and beneficiaries and with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and

familiar with such matters would use in the conduct of an enterprise of a like character with like aims.

6. ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), prohibits a fiduciary with respect to a plan from dealing with the assets of the plan in its own interest or for its own account.

7. As set forth in Section X of this Complaint, Defendant John Hancock (U.S.A.) charged an improper and excessive Sales and Service Fee, with respect to the JH Investment Options, to Plaintiffs and paid those fees to other external service providers for the distribution and marketing of the Sub-Account units.

8. The receipt of the excessive Sales and Service Fees, by Defendant John Hancock (U.S.A.) in the amount of .50%, with respect to each JH Investment Option, was a breach of fiduciary duty on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries, because, such payment exceeded the .05% 12b-1 fee that was already being charged to Plaintiffs by the underlying investment funds for the distribution and marketing of the units of the Sub-Account and such fee did not result in the provision of any additional services benefitting the Plaintiff Plans or the Plaintiff Participants.

9. The receipt of the excessive Sales and Service Fees, by Defendant John Hancock (U.S.A.), in the amount of .50% was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the

participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses. Assuming the underlying investment funds' 12b-1 fees were not set at an excessive rate, the appropriate fee for marketing and distributing the units of the Sub-Account is the amount of those 12b-1 fees, which were, in all case, equal to .05%. This .05% 12b-1 fee, charged by all of the investment funds that underlie the JH Investment Options, was approved by the boards' of such investment funds to fund the distribution scheme of the overlaying Sub-Accounts' units. Therefore, by charging Plaintiffs an additional .50% Sales and Service Fee for marketing and distribution of the units of the JH Investment Options, Defendant John Hancock (U.S.A.) breached its fiduciary duty by not acting with the exclusive purpose of defraying reasonable expenses in the administration of the Plaintiff Plans.

10. Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), by charging Plaintiffs a Sales and Service Fee in the amount of .50% for the distribution and marketing of the Sub-Accounts' units, because a prudent fiduciary would have ensured that the Plaintiff Plans and the Plaintiff Participants only paid a fee for the marketing and distribution of the Sub-Accounts' units that was equal to the underlying mutual funds' 12b-1 fee, which in all cases was .05%.

11. The receipt of the .50% Sales and Service Fee by Defendant John Hancock (U.S.A) constituted a prohibited transaction pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), which prohibits fiduciaries from dealing with plan assets in their own interests or their own accounts, because (A) such fees are assets of the Plaintiff Plans, (B) such fees were not used to benefit the Plaintiff Plans or provided to them or the Plaintiff Participants and (C) Defendant John Hancock (U.S.A.) in assessing this fee was exercising authority and control such

that it caused the Plaintiff Plans and the Plaintiff Participants to pay it fees and/or compensation.

12. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the Department of Labor ("DOL") pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

13. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i),(ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(ii),(ii) and (B), and commission of a prohibited transactions pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), the Plaintiffs were denied the full value of their retirement benefits.

14. Pursuant to ERISA §§409 and 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the excessive Sales and Service fee of .50% that they were charged on account of their investments into the JH Investment Options.

COUNT II

Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and Commission of Prohibited Transactions by Defendant John Hancock (U.S.A.) Pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), for Charging the Plaintiff Plans and the Plaintiff Participants the Excessive Sales and Service Fees On Their Purchase of the Independent Investment Options

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As set forth in Section X of this Complaint, Defendant John Hancock (U.S.A.) charged improper and excessive Sales and Service Fees, with respect to the Independent Investment Options, to Plaintiffs and paid these fees to other external service providers for the distribution and marketing of the Sub-Account units related to that Independent Investment Options.

4. The receipt of the excessive Sales and Service Fees in the amount of .50%, with respect to Plaintiffs investments into the Independent Investment Options, was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries, because such payment was in addition to the underlying independent mutual funds' 12b-1 fees (fees that

Plaintiffs paid in addition to the .50% Sales and Service Fee) and if Defendant John Hancock (U.S.A.) believed that it was entitled to any distribution payments on account of distributing the independent mutual funds' shares through the Independent Investment Options, it should have used its stature as a large investor to negotiate with the advisers to the independent mutual funds that they remit to John Hancock (U.S.A.) a portion of the 12b-1 fees that Plaintiffs paid to the independent mutual fund on account of their investment into the Independent Investment Options, rather than charging Plaintiffs an additional and separate distribution fee.

5. The receipt of the excessive Sales and Service Fee with respect to the Independent Investment Options, in the amount of .50%, was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses. All of the independent mutual funds that underlie the Independent Investment Options charged a 12b-1 fee on Plaintiffs investments into such Independent Investment Options. This 12b-1 fee was the fee that was set by the independent adviser to the mutual funds that underlie the Independent Investment Options, and approved by each funds' board in a fiduciary capacity as the fee that was necessary to compensate parties for the marketing and distribution of the shares of these mutual funds. By Defendant John Hancock (U.S.A.) charging Plaintiffs an additional Sales and Service Fee in the amount of .50%, rather than negotiating with the mutual funds that underlie the Independent Investment Options that they be compensated for their distribution efforts through such funds' 12b-1 fees, Defendant John Hancock (U.S.A.) breached its fiduciary duties by not acting with the exclusive purpose of defraying reasonable expenses and

administration of the Plaintiff Plans.

6. Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), by charging Plaintiffs a Sales and Service Fee in the amount of .50%, on account of their investments into the Independent Investment Options, because a prudent fiduciary would have ensured that the Plaintiffs only paid one marketing and distribution fee and such fee would have been equal to the 12b-1 fee associated with the appropriate share class that should have underlied the Independent Investment Options.

7. The receipt of the .50% Sales and Service Fees by Defendant John Hancock (U.S.A.) constitutes prohibited transactions pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), which prohibits fiduciaries from dealing with plan assets in their own interests or their own accounts, because (A) such fees are assets of the Plaintiff Plans, (B) such fees were not used to benefit the Plaintiff Plans or provided to them or the Plaintiff Participants and (C) Defendant John Hancock (U.S.A.) in assessing such fees was exercising authority and control such that it caused the Plaintiff Plans and the Plaintiff Participants to pay it fees and/or compensation.

8. On information and belief the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

9. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(ii) and (ii) and (B), and commission of prohibited transactions pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), Plaintiffs were denied the full value of their

retirement benefits.

10. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the excessive Sales and Service Fees of .50% that they charged on account of Plaintiffs investments into the Independent Investment Options.

COUNT III

Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§ 1104(a)(1)(A)(i) and(ii) and (B), and the Commission of Prohibited Transactions Pursuant to ERISA §§406(a)(1)(A) and (D) and (b)(1), 29 U.S.C. §§1106(a)(1)(A) and (D) and (b)(1), for Allowing Plaintiffs To Be Charged 12b-1 Fees On Their Investments Into the JH Investment Options; Liability of Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds, pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3) for Knowingly Participating in the Fiduciary Violations of Defendant John Hancock (U.S.A.)

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. ERISA 406(a)(1)(A) and (D), 29 U.S.C. 1106(a)(1)(A) and (D) provides that:

> A fiduciary with respect to a plan shall not cause the plan to engage in a transaction, if he knows or should know that such transaction constitutes a direct or indirect--
>
> (A) sale or exchange, or leasing, of any property between the plan and a party in interest;
>
> * * * *
>
> (D) transfer to, or use by or for the benefit of a party in interest, of any assets of the plan....

4. ERISA 3(14)(G), 29 U.S.C. 1002(14)(G) defines a "party in interest" as:

> a corporation, partnership...of which (or in which) 50 percent or more of--
>
> (i) the combined voting power of all classes of stock entitled to vote or the total value of shares of all classes of stock of such corporation,
>
> (ii) the capital interest or profits interest of such partnership, or:
>
> * * *

> is owned directly or indirectly, or held by [a fiduciary to a plan or an entity that provides services to a plan].

5. As set forth in Section X of this Complaint, Plaintiffs were impermissibly charged 12b-1 fees by the underlying investment funds (i.e., the JH Plan Funds) of the JH Investment Options. As set forth in Section X of this Complaint Defendant John Hancock Investment Management Services and/or Defendant John Hancock Distributors or John Hancock Funds were the recipients of these fees. John Hancock Distributors is the distributor to JHT, which contains fives of the JH Plan Funds, and thus received all or part of the 12b-1 fees charged in connection with those investment funds. John Hancock Funds is the distributor to JHFII, which contains thirteen of the JH Plan Funds, and JHFIII which contains the remaining JH Plan Fund, and thus received all or part of the 12b-1 fees charged in connection with those investment funds.

6. Defendants John Hancock Distributors and John Hancock Funds are affiliates of Defendant John Hancock Investment Management Services and Defendant John Hancock Investment Management Services is the direct subsidiary of Defendant John Hancock (U.S.A.). Thus, Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds are "parties in interest" as defined in ERISA §3(14)(G), 29 U.S.C. §1002(14)(G).

7. As a prudent fiduciary with the stature of Defendant John Hancock (U.S.A.) would have used such stature against its subsidiary to negotiate a fee structure such that JH Plan Funds, which underlie the JH Investment Options, that did not contain a 12b-1 fee, which is a typical characteristic of the share class of a mutual fund that is designed to accept 401(k) monies, Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B),

29 U.S.C. §1104(a)(1)(B) by allowing Plaintiffs to be charged a 12b-1 fee on account of their investments into the JH Plan Funds, which underlie the JH Investment Options.

8. By failing to negotiate the removal of the improper 12b-1 fees of the JH Plan Funds, Defendant John Hancock (U.S.A.) increased the profitability of its subsidiary (Defendant John Hancock Investment Management Services) and affiliates to such subsidiary. Defendant John Hancock (U.S.A.) therefore breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by failing to discharge its duties for the exclusive purpose of providing benefits to the Plaintiff Participants.

9. The failure to negotiate the removal of the 12b-1 fees of the JH Plan Funds constituted a failure to defray reasonable expenses of the Plaintiff Plans and therefore Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii) by not negotiating for the removal of these fees.

10. The receipt of 12b-1 fees by Defendants John Hancock Investment Management Services and/or John Hancock Distributors or John Hancock Funds, constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), because (A) Defendants John Hancock Distributors and John Hancock Funds are affiliates of Defendant John Hancock Investment Management Services, which is a subsidiary of Defendant John Hancock (U.S.A.), (B) the 12b-1 fees are assets of the Plaintiff Plans, (C) such fees were not used to benefit the Plaintiff Plans and (D) Defendant John Hancock (U.S.A.) by permitting/causing these 12b-1 fees to be charged, was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation through its subsidiary and/or the affiliates to such subsidiary.

11. The receipt of 12b-1 fees by Defendants John Investment Management Services and/or John Hancock Distributors or John Hancock Funds, constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §406(b)(a)(1)(A) and (D), 29 U.S.C. §1106(a)(1)(A) and (D), because (A) Defendants John Investment Management Services, John Hancock Distributors and John Hancock Funds are "parties in interests" to the Plaintiff Plans, (b) Defendants John Hancock Investment Management Services and/or John Hancock Distributors or John Hancock Funds receipt of the 12b-1 fees constituted (i) a sale or exchange of the plans' properties and (ii) the transfer of assets of the plans, and (C) such fees were not in the form of reasonable compensation and were not used to benefit the Plaintiff Plans or provided to them.

12. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

13. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(ii),(ii) and (B), and the commission of prohibited transactions pursuant to ERISA §§406(a)(1)(A) and (D) and (b)(1), 29 U.S.C. §§1106(a)(1)(A) and (D) and (b)(1), the Plaintiffs were denied the full value of their retirement benefits.

14. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the 12b-1 fees they were charged by the JH Plan Funds in connection with their investments into the JH Investment Options.

15. Pursuant to ERISA §502(a)(3), 29 U.S.C. 1132(a)(3), Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds, are liable to the Plaintiff Plans and the Plaintiff Participants for the 12b-1 fees they received by knowingly participating in the ERISA violations described herein of Defendant John Hancock (U.S.A.).

COUNT IV
Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(ii) and (B), 29 U.S.C. §§ 1104(a)(1)(A)(ii) and (B) for Allowing Plaintiffs To Be Charged 12b-1 Fees On Their Investments Into the Independent Investment Options

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As set forth in Section X of this Complaint and reflected in Table III, with respect to all Independent Investment Options (except for the Independent Investment Option referred to herein as the American Vista Investment Option)[6], during all of the time, or a part thereof, that Defendant John Hancock (U.S.A.) has been a fiduciary to the Plaintiff Plans, it invested the Plaintiff Participants investments, with respect to the mutual funds that underlie the Independent Investment Options, in the incorrect share class labeled as "Class Chosen by JH"(i.e., the retail share class) in Table III because such share class charged Plaintiffs a 12b-1 fee when Defendant John Hancock (U.S.A.) should have invested Plaintiffs investments in a separate class of the same mutual fund, labeled in Table III as the "Appropriate Class" (i.e., the institutional share class), which is the class that was designed for, among other things, to accept 401(k) plan monies, and did not charge 12b-1 fees. As the performance charts included in Table

[6] This Count IV is not applicable to Plaintiffs investments into the America Vista Investment Option because, unlike the other mutual funds that underlie the Independent Investment Options, at no time did it charge Plaintiffs a 12b-1 fee.

III reflect, by investing in the incorrect share class, Defendant John Hancock (U.S.A.) caused Plaintiffs to suffer from inferior returns on their investments.

4. As a prudent fiduciary with the negotiating power of Defendant John Hancock (U.S.A.), given the large amounts of money it was directing to mutual funds, would have negotiated with the advisers/sponsors of the mutual funds that underlie the Independent Investment Options that Plaintiffs' investments be invested in the share class of such mutual funds that did not charge a 12b-1 fees and that provided superior performance, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

5. As a prudent fiduciary, after passing Plaintiffs' investments through the applicable Sub-Account, would have invested Plaintiffs' investments (since they are retirement monies associated with a 401(k) plan), in the share class underlying each of the Independent Investment Options that did not charge a 12b-1 fee and thereby delivered superior performance, Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

6. The failure to negotiate the removal of the 12b-1 fees constituted a failure to defray reasonable expenses of the Plaintiff Plans and therefore this failure by Defendant John Hancock (U.S.A.) resulted in a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii).

7. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(ii) and (B), the Plaintiffs Plans and the Plaintiff Participants were denied the

full value of their retirement benefits.

8. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the 12b-1 fees they were charged and an amount equal to the difference in returns that they did not earn because their investments were being directed to the incorrect share class of each of the mutual funds that underlie the Independent Investment Options.

COUNT V

Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and the Commission of Prohibited Transactions Pursuant to ERISA §§406(a)(1)(A) and (D) and (b)(1), 29 U.S.C. §§1106(a)(1)(A) and (D) and (b)(1), for Allowing Plaintiffs To Be Charged The "Excessive Adviser Fees" Associated with the JH Plan Funds; Liability of Defendants John Hancock Investment Management Services pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3) for Knowingly Participating in the Fiduciary Violations of Defendant John Hancock (U.S.A.)

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times, Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3 As set forth in Section X of this Complaint and Tables IV, V and VI, with respect to all of the JH Plan Funds that underlie the JH Investment Options, John Hancock Investment Management Services charged, as referred to in Tables IV and V, for each of these investment funds, an "Excessive Adviser Fee." Tables IV and V list the Excessive Adviser Fees with respect to all of the investment funds that are in JHT and JHFII, many of which are not also JH Plan Funds. Therefore, these tables specifically identify which of the investment funds in these tables are also JH Plan Funds.

4. The Excessive Adviser Fee with respect to each of these investment funds (the JH Plan Funds) was excessive because these fees represent the investment management fees John Hancock Investment Management Services was charging to these investment funds, when it was providing no investment management services. The Excessive Adviser fee with respect to each

of these investment funds (the JH Plan Funds) was also excessive because they were, in all cases, greater than the fee that each investment fund's sub-adviser charged for providing all of the investment management services, and also bearing the costs of providing such services, to these investment funds (the JH Plan Funds).

5. A prudent fiduciary with the stature of Defendant John Hancock (U.S.A.) should have used its stature to negotiate directly with the sub-advisers to all of the JH Plan Funds that underlie the JH Investment Options to have them serve as the adviser to such investment funds at the same fees they were charging for serving as a sub-adviser (since they were already providing all of the investment management services for each of these funds). The effect of this would have been to (A) eliminate the Excessive Adviser Fees that were paid to Defendant John Hancock Investment Management Services and borne by Plaintiffs and (B) prevented Defendant John Hancock Investment Management Services and its affiliates Defendants John Hancock Distributors and John Hancock Funds, entities that were previously been fined by the SEC for engaging in a scheme of fraud and deceit with respect to the fees it charged funds, from having any ability to set, influence or receive, fees from the JH Plan Funds. Therefore, by not negotiating directly with the sub-advisers to each of the JH Plan Funds to have them serve as the adviser to such investment funds and eliminate the Excessive Adviser Fees associated with the JH Plan Funds, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(B), 29 <u>U.S.C.</u> §1104(a)(1)(B).

6. By failing to use its stature to negotiate the removal of the Excessive Adviser Fee for each JH Plan Fund, which resulted in no additional services to Plaintiffs, but increased the profitability of its subsidiary, Defendant John Hancock (U.S.A.), breached its fiduciary duties

pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by failing to discharge its duties solely in the interest of the Plaintiff Plans and Plaintiff Participants.

7. The failure to negotiate the removal of the Excessive Adviser Fee for each JH Plan Fund constituted a failure to defray reasonable expenses of the Plaintiff Plans on the part of Defendant John Hancock (U.S.A.), and therefore it breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii).

8. The receipt of the Excessive Adviser Fee for each JH Plan Fund by Defendant John Investment Management Services constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), because (a) the Excessive Adviser Fee for each JH Plan Fund were derived from assets of the Plaintiff Plans, (b) such fees were not used to benefit the Plaintiff Plans or remitted to them, or the Plaintiff Participants, and (c) Defendant John Hancock (U.S.A.) by permitting/causing these Excessive Adviser Fees to be paid by Plaintiffs on account of their investments into the JH Plan Funds, was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation through its subsidiary.

9. The receipt of the Excessive Adviser Fee for each of the JH Plan Funds by Defendant John Hancock Investment Management Services constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §406(b)(a)(1)(A) and (D), 29 U.S.C. §1106(a)(1)(A) and (D), because (A) Defendants John Hancock Investment Management Services is a "party in interest" to the Plaintiff Plans, (b) Defendants John Hancock Investment Management Services receipt of the Excessive Adviser Fee for each JH Plan Fund constituted (i) a sale or exchange of the Plaintiff Plans' properties and (ii) the transfer of assets of

the Plaintiff Plans, and (C) such fees were not in the form of reasonable compensation and were not used to benefit the Plaintiff Plans or remitted to them, or the Plaintiff Participants.

10. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA 408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA 408, 29 U.S.C. §1108.

11. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breaches of fiduciary duties pursuant to the ERISA §§404(a)(1)(A)(i) and (ii), and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii), and (B), and the commission of prohibited transactions pursuant to ERISA §§406(a)(1)(A) and (D), and (b)(1), 29 U.S.C. §§1106(a)(1)(A) and (D), and (b)(1), the Plaintiffs were denied the full value of their retirement benefits.

12. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the Excessive Adviser Fee associated with each JH Plan Fund that Plaintiffs paid in connection with their investments into the JH Investment Options.

13. Pursuant to ERISA §502(a)(3), 29 U.S.C. 1132(a)(3), Defendant John Hancock Investment Management Services is liable to the Plaintiff Plans and the Plaintiff Participants for the Excessive Adviser Fee of each JH Plan Fund that they received by knowingly participating in the ERISA violations described herein of Defendant John Hancock (U.S.A.).

COUNT VI
Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and Commission of Prohibited Transactions pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), For Its Receipt of Receiving Revenue Sharing Payments on Account of Plaintiffs Investments in Both Independent Investment Options and Certain JH Investment Options

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) acted as a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As set forth in Section X of this Complaint, Defendant John Hancock (U.S.A.) required the advisers to the mutual funds that underlie the Independent Investment Options to remit .50% of Plaintiffs' investment to Defendant John Hancock (U.S.A.).

4. As set forth in Section X of this Complaint, Defendant John Hancock (U.S.A.) also received a .50% payment from Plaintiffs' investments into the following JH Plan Funds that underlie the JH Investment Options: the All Cap Value Fund, the Blue Chip Growth Fund, the Global Bond Fund, the International Value Fund, the Mid Value Fund, the Real Return Bond Fund, the Small Cap Growth Fund, the Small Company Value Fund, the Total Return Fund, the Value Fund and the U.S. Government Securities Fund.

5. The payments to Defendant John Hancock (U.S.A.) described in paragraphs 3 and 4 are referred to in this Complaint as the Revenue Sharing Payments.

6. As set forth in Section X of the Complaint, Defendant John Hancock (U.S.A.)

represented to Plaintiffs that on account of receiving the Revenue Sharing Payments it reduced the AMC fees charged to Plaintiffs.

7. As set forth in Section X of the Complaint, according to the document that discloses these Revenue Sharing Payments, Defendant John Hancock (U.S.A.) states that the AMC is the cost it incurs for "administrative and record keeping services such as employer statements, participant statements and enrollment kits."

8. The AMC is a component of the Expense Ratio (ER), which means that it is a fee attributable to Plaintiffs' investments into the Investment Options.

9. In both versions of the Your Investment Options booklets Defendant John Hancock (U.S.A.) states that the ER does not include any "participant recordkeeping charges." Further, on the website where Plaintiff Participants monitor their investments, Defendant John Hancock (U.S.A.) states that the Contract Level Fees cover the expenses for "plan installation, enrollment, educational materials, customer service and other participant services."

10. Since according to Defendant John Hancock (U.S.A.)'s own disclosures fees for "participant recordkeeping" are independent of the ER (which the AMC is a component of) and Contract Level Fees cover the expenses for enrollment, the Revenue Sharing Payments cannot be used to offset these fees since they are charged independently of the AMC fee.

11. As a result, all, or a part thereof, of the AMC is a fiction created by Defendant John Hancock (U.S.A.) so that it appears to Plaintiffs as if they are getting a reduction in fees on account of Defendant John Hancock (U.S.A.)'s receipt of the Revenue Sharing Payments when in fact those payments only benefit Defendant John Hancock (U.S.A.).

12. The receipt of the Revenue Sharing Payment by Defendant John Hancock (U.S.A.) was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries, because rather than accepting the Revenue Sharing Payments, Defendant John Hancock (U.S.A.) could have returned these fees to Plaintiffs or negotiated with the payer a reduction in the fees that were charged to Plaintiffs (through the FER) by .50%.

13. The receipt of the Revenue Sharing Payments by Defendant John Hancock (U.S.A.) was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses because Defendant John Hancock (U.S.A.), rather than taking receipt of the Revenue Sharing Payments, should have negotiated with the payers of these fees a reduction in the fees that were charged to Plaintiffs.

14. Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B) by taking receipt of the Revenue Sharing Payments because a prudent fiduciary would have ensured that the Plaintiffs were not subjected to the fees that generated this payment for Defendant John Hancock (U.S.A.).

15. The receipt of the Revenue Sharing Payments by Defendant John Hancock (U.S.A.) constitutes prohibited transactions pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1)(3), which prohibits fiduciaries from dealing with plan assets in their own interests

or their own accounts, because (A) such fees are assets of the Plaintiff Plans, (B) such fees were not used to benefit the Plaintiff Plans or provided to them, or the Plaintiff Participants, (C) Defendant John Hancock (U.S.A.) received these fees for its own personal account from other parties in connection with transactions involving assets of the Plaintiff Plans and (D) Defendant John Hancock (U.S.A.), in receiving these fees, was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation.

16. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

17. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and commission of a prohibited transaction pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), the Plaintiffs were denied the full value of their retirement benefits.

18. Pursuant to ERISA §§409 and 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the Revenue Sharing Payments it received.

COUNT VII

Breach of Fiduciary Duties by Defendant John Hancock (U.S.A.) Pursuant to ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), For Selecting the JHT-Money Market Trust as the Money Market Fund to Underlie the JH Money Market Investment Option

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) acted as a fiduciary to the Plaintiff Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. Defendant John Hancock (U.S.A.) in its fiduciary capacity selected the JHT-Money Market Trust as the money market fund to underlie the JH Money Market Investment Option.

4. At the time of selecting, and continuing to include the JHT-Money Market Trust, as Plaintiffs' money market option, Defendant John Hancock (U.S.A.) knew, or should have known, that the adviser to this money market fund (its subsidiary, Defendant John Hancock Investment Management Services) engaged in scheme of fraud and deceit with respect to the fees it charged funds used in annuity products. The findings of the SEC with respect to this scheme were publically announced on June 25, 2007. Furthermore, Defendant John Hancock Distributors, the distributor to the JHT-Money Market Trust (and affiliate of Defendant John Hancock (U.S.A.'s subsidiary), was cited by the SEC for aiding and abetting in this scheme. As a result of these violations, Defendant John Hancock (U.S.A.) should not have initially selected, and then continued to use, this affiliated money market fund as the money market fund to

underlie the JH Money Market Investment Option.

5. Money market funds by their nature are a purely administrative product. As such, there is very little difference in the security selection; as a result returns are strongly correlated to the fees charged. Therefore, the money market funds with the least amount of expenses tend to have the best performance and those expenses should be a primary concern of a fiduciary in its selection of a money market fund.

6. The Vanguard Prime Money Market Fund is a very well known money market fund. The JHT-Money Market Trust consistently underperformed the Vanguard Prime Money Market Fund (Ticker Symbol: VMRXX). Further, the JHT-Money Market Trust charges fees that are substantially greater than the Vanguard Prime Money Market Fund.

7. Defendant John Hancock (U.S.A.) should have either selected the Vanguard Prime Money Market Fund or a similarly low priced high performance money market fund to underlie the JH Money Market Investment Option, or, as it subsidiary did with other independent advisers, used its negotiating powers to retain the Vanguard Group, Inc. to manage a separate money market fund that Defendant John Hancock (U.S.A.) could have created to receive Plaintiffs' investments.

8. Had Defendant John Hancock (U.S.A.) been complying with its fiduciary obligations, it would have avoided selecting the JHT-Money Market Trust and selected a superior fund to underlie the JH Investment Option. This would have resulted in Plaintiffs being charged much lower fees on account of their investments, while also providing them with higher returns.

9. The selection of the JHT-Money Market Trust as the money market fund

to underlie the JH Money Market Investment Option, as opposed to a less expensive better performing fund, resulted in a breach of fiduciary duty by Defendant John Hancock (U.S.A.) pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plan's participants and beneficiaries, because selection of such money market fund resulted in the Plaintiffs paying excessive fees to Defendant John Hancock (U.S.A.)'s subsidiary, Defendant John Hancock Services, while also receiving inferior returns.

10. The selection of the JHT-Money Market Trust to underlie the JH Money Market Investment Option, as opposed to a less expensive better performing fund, resulted in a breach of fiduciary duty by Defendant John Hancock (U.S.A.) pursuant to pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses, because the excessive fees charged by the JHT-Money Market Trust were unreasonable.

11. The selection of the JHT-Money Market Trust as the money market fund to underlie the JH Money Market Investment Option, as opposed to a less expensive better performing fund, resulted in a breach of fiduciary duty pursuant to pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), because a prudent fiduciary would have not selected a money market fund where the adviser to such fund was previously fined by the SEC for misappropriating mutual fund assets from multiple funds and, given the nature of money market

funds, would have sought one that consistently charged low fees but provided superior returns.

12. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), the Plaintiffs were denied the full value of their retirement benefits.

13. Pursuant to ERISA §§409 and 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the excessive fees they paid, and inferior returns they received, as a consequence of Defendant John Hancock (U.S.A.)'s selection of the JHT-Money Market Trust as the money market fund to underlie the JH Money Market Investment Option.

ICA CLAIMS

Count VIII
Breach of Fiduciary Duty Pursuant to ICA §§36(b), 15 U.S.C. §§80a-35(b), for Excessive Adviser Fees Charged to JHT and JHFII By Defendant John Hancock Investment Management Services

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. Pursuant to ICA §36(b), 15 U.S.C. §80-35(b), a security holder of a registered investment company may bring a derivative action against the investment adviser to such company for breach of fiduciary duty for the compensation paid by the registered investment company to the adviser. The compensation received by the adviser will be deemed a breach of fiduciary duty if it is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining. Among the factors a court should consider in evaluating this claim is (A) the nature and quality of services provided, (B) the profitability of the fund to the adviser, (C) the conscientiousness of the fund's boards of directors and (D) comparative fee structures.

3. JHT and JHFII are series trusts comprised of separate investment funds. JHT and JHFII are open end management companies that are registered under the ICA.

4. Defendant John Hancock Investment Management Services is a registered investment adviser under the ICA and serves as the adviser to both JHT and JHFII, as well as the adviser to each of the investment funds within such trusts.

5. All of the funds that are series of the JHT and JHFII Trusts fall into two categories: (A) those which are sub-advised by a John Hancock affiliated entity and (B) those which are sub-advised by an entity independent of John Hancock.

6. Among others, JHT has as one of its investment funds the Money Market Trust.

7. Among other, JHFII has as two of its investment funds the Blue Chip Growth Fund and the Small Cap Growth Trust.

8. As of September 30, 2009 the named Plaintiff, Danielle Santomenno, was invested in (A) the Money Market Trust, (B) the Blue Chip Growth Fund and (C) the Small Cap Growth Trust.

9. As a consequence of her investment into the Money Market Trust, she is a security holder of JHT.

10. As a consequence of her investments into the (A) Blue Chip Growth Fund and (B) the Small Cap Growth Trust, she is a security holder of JHFII.

11. The named Plaintiff therefore has standing to bring derivative claims on behalf of JHT and JHFII, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), for any compensation received by the adviser to these trusts that is in breach of such adviser's fiduciary duties.

12. Table IV reflects all of the Excessive Adviser Fees (as defined in Section X) that were paid to Defendant John Hancock Investment Management Services by JHT.

13. Table V reflects all of the Excessive Adviser Fees (as defined in Section X) that were paid to Defendant John Hancock Investment Management Services by JHFII.

14. Plaintiff brings this action as a derivative action, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to recover all of the Excessive Adviser Fees that are listed in Tables IV and V, on behalf of JHT and JHFII, respectively.

15. An examination of (A) the nature and quality of the adviser's (Defendant John Hancock Investment Management Services) services, (B) the profitability of the fund to the

adviser, (C) comparative fee structures and (D) the conscientiousness of the board of directors of JHT and JHFII in approving the adviser's fee for each investment fund of such trusts listed in Tables IV and V, demonstrates that all of the Excessive Adviser Fees, listed in Tables IV and V, paid to Defendant John Hancock Investment Management Services, with respect to JHT and JHFII, resulted in a breaches of fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), because those fees were so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

16. **Nature and Quality of the Services Rendered.** No investment management services were provided to the investment funds listed in Tables IV and V by Defendant John Hancock Investment Management Services since the sub-adviser provided all of the investment management services. Therefore, the Excessive Adviser Fees listed in Tables IV and V for each fund that is a series of JHT and JHFII were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

17. **Profitability of the Adviser.** Since Defendant John Hancock Investment Management Services was providing no investment management services, it was therefore not incurring any fees in connection with providing such services (all such fees were paid by the sub-advisers) and therefore the Excessive Adviser Fees listed in Tables IV and V for each fund that is a series of JHT and JHFII were all profit to Defendant John Hancock Investment Management Services and were therefore necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

18. **Conscientiousness of the Boards of JHT and JHFII.** As the boards of JHT and JHFII knew that all of the investment management services were being provided by the sub-adviser to each of the funds listed in Tables IV and V, and that Defendant John Hancock Investment Management Services had, in the past, been cited by the SEC for misappropriating fund assets through improper fees, each board was not acting conscientiously when it approved the payment of all of the Excessive Adviser Fees listed in Tables IV and V, and therefore such fees were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

Furthermore, with respect to the board's conduct for the investment funds in Tables IV and V that are a series of JHT and JHFII and are sub-advised by an entity that is not affiliated with John Hancock (in Tables IV and V the few investment funds of JHT and JHFII that are sub-advised by a John Hancock affiliate are labeled with an asterisk) their conduct was even less conscientious. Despite the fact that Defendant John Hancock Investment Management Services had been fined by the SEC for engaging in a scheme of fraud and deceit with respect to representations it made to the boards of directors of funds that underlie variable annuity products, the boards of JHT and JHFII did not feel that the fees paid to unaffiliated sub-advisers of funds that were a series of the JHT and JHFII were a material factor for their consideration. Specifically, in SEC filings they stated the following:

> With respect to the evaluation of the subadvisory agreements (including any sub-subadvisory agreement) with entities not affiliated with the Adviser [Defendant John Hancock Investment Management Services], the Board believes that, in view of the Trust's [referring to JHT and JHFII] 'manager-of-managers' advisory structure,[7] the

[7] The SEC disclosure with respect to the funds that are a series of JHFII contained additional language in this statement which stated that the board of the JHFII in approving the

> profits to be realized by those subadvisers that are not affiliated with the Adviser from their relationship with the Trust generally are not a **material factor** in the Board's consideration of these subadvisory agreements because such fees are paid by the Adviser and not by the Funds and the Board relies on the ability of the Adviser to negotiate the subadvisory fees at arms-length. (emphasis added)

In approving the adviser's fees, without reviewing the fees of the unaffiliated sub-advisers to the investment funds of JHF and JHFII, with the knowledge that the sub-advisers provided all of the investment management services to these funds, demonstrates a complete lack of conscientiousness on the part of the boards' of JHT and JHFII.

19. **Comparative Fee Structures.** The fee charged by the sub-adviser for each of fund that is a series in JHT and JHFII and listed in Tables IV and V, was the fee required to render the investment advisory services for those funds. Since the Excessive Adviser Fees listed in Tables IV and V, with respect to all of the funds that are series of JHT and JHFII, are in excess of that amount, such fees were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

20. Plaintiffs seek, pursuant to ICA §36(b)(3), 15 U.S.C. §80a-35(b)(3), on behalf of JHT and JHFII, the actual damages resulting from the breach of fiduciary duties by Defendant John Hancock Investment Management Services, up to, including the amount of compensation and payments received from JHT and JHFII or, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), rescission of the contracts due to their violation of ICA §36(b), 15 U.S.C. §80a-35(b).

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sub-advisers' fees also does not believe that "the cost of the services to be provided" is a material factor for their consideration.

COUNT IX
Rescission of Part of JH Variable Annuity Contracts, Pursuant to ICA § 47(b), 15 U.S.C. § 80a-46(b), That Are In Violation of ICA §26(f), 15 U.S.C. §80a-26(f)(2)

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Complaint.

2. It is unlawful under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2) "for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract--

> (A) unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company...."

3. For purposes of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), "the fees and charges deducted under the contract shall include all fees and charges imposed for any purpose and in any manner." ICA §26(f)(3), 15 U.S.C. §80a-26(f)(3).

4. Where a contract violates, in whole or part, a provision of the ICA, 15 U.S.C. §80a-1 et seq., it is unenforceable. ICA §47(b), 15 U.S.C. §80a-46(b).

5. Under ICA §47(b), 15 U.S.C. §80a-46(b), any party to such unlawful contract, or non-party that has acquired a right under such unlawful contract, has an express right to bring an action for equitable relief, including rescission of that contract, or its unlawful portions, and restitution.

6. Table IV (above) reflects, with respect to all of the investment funds that are a series of JHT (referred to for purposes of this Count IX, as the "John Hancock Trust Investment Funds"), the fees that were paid to the adviser and the sub-adviser of these investment funds for providing investment management services. Table IV, as described in Section XII, also includes

the Excessive Adviser Fees for these investment funds (i.e., the difference between the adviser's and the sub-adviser's investment management fees).

7. For all of the John Hancock Trust Investment Funds the adviser was Defendant John Hancock (U.S.A.)'s subsidiary, Defendant John Hancock Investment Management Services.

8. Defendant, John Hancock (U.S.A.) stated to the SEC that "shares of JHT are offered only to registered separate accounts of...[Defendant John Hancock (U.S.A.)]...as the underlying investment vehicles of variable life insurance and variable annuity contracts...issued by...[Defendant John Hancock (U.S.A.)]."

9. Defendant John Hancock (U.S.A.) is the issuer/seller of the JH Variable Annuity Contracts. Shares of JHT are held in Defendant John Hancock (U.S.A.)'s registered separate account(s) to fund the JH Variable Annuity Contracts of the Contractholder Class.

10. Defendant John Hancock (U.S.A.) charged members of the Contractholder Class the Excessive Adviser Fees listed in Table IV in connection with the JH Variable Annuity Contracts. Those fees were then paid to Defendant John Hancock Investment Management Services by Defendant John Hancock (U.S.A.).

11. The Excessive Adviser Fees listed in Table IV, which Defendant John Hancock (U.S.A.) charged to the Contractholder Class, and then remitted to Defendant John Hancock Investment Management Services, were in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), for the following reasons:

a. According to SEC filings, Defendant John Hancock Investment Management Services did not provide any investment management services for the Excessive Advisory Fees it received. Therefore, the Excessive Adviser Fees were unreasonable in relation to the investment management services Defendant John

Hancock Investment Management Services rendered on behalf of the John Hancock Trust Investment Funds.

b. The fee charged by the sub-adviser for each of the John Hancock Trust Investment Funds listed in Table IV represented the fees necessary to render all of the investment management services for each John Hancock Trust Investment Fund. As some of these investment funds were sub-advised by entities that were unaffiliated with the Defendants, the sub-advisers' fees represents the fees that could be received on the open market for rendering all of the investment management services to the John Hancock Trust Investment Funds. The Excessive Adviser Fees, for each of the John Hancock Trust Investment Funds, in all cases, therefore exceeds the fees that an entity could receive on the open market for providing all of the investment advisory services to the John Hancock Trust Investment Funds and therefore are unreasonable.

c. According to SEC filings, all of the expenses associated with providing the investment management services were borne by the sub-advisers to each of the John Hancock Trust Investment Funds. As Defendant John Hancock Investment Management Services was not incurring any expenses, the full amount of the Excessive Adviser Fees for each of the John Hancock Trust Investment Funds was all in the form of profit to it and its parent, Defendant John Hancock (U.S.A.), and was a profit that was incurred for providing no investment management services. Therefore, the Excessive Adviser Fees were unreasonable in relation to the investment management expenses (none) that Defendant John Hancock Investment Management Services incurred in connection with the John Hancock Trust Investment Funds.

d. Defendant John Hancock (U.S.A.) was not assuming any risk in connection with its receipt of the Excessive Adviser Fees. These fees were simply paid to its subsidiary Defendant John Hancock Investment Management Services and resulted in a profit to both entities. In the event that a Contractholder Class member wanted some form of guarantee on their investments into a John Hancock Trust Investment Fund (which would have resulted in the assumption of a risk on the part of Defendant John Hancock (U.S.A.)), on information and belief, all of the JH Variable Annuity Contracts required the payment of a fee in addition to the Excessive Adviser Fees for each of the John Hancock Trust Investment Funds. Therefore, the receipt of the Excessive Adviser Fees were unreasonable in relation to the risks assumed by Defendant John Hancock (U.S.A.).

12. The Excessive Adviser Fees are charged to the Contractholder Class by Defendant John Hancock (U.S.A.) pursuant to the JH Variable Annuity Contracts.

13. Since the Excessive Adviser Fees (A) listed in Table IV are in violation of ICA

§26(f)(2), 15 U.S.C. §80a-26(f)(2), (B) are charged pursuant to a JH Variable Annuity Contract and (C) the Contractholder Class are either parties to a JH Variable Annuity Contract, or have acquired rights under a JH Variable Annuity Contract, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the Contractholder Class is entitled to rescission of any JH Variable Annuity Contract, or portion thereof, in amount equal to the value of the Excessive Adviser Fees that they paid.

14. Defendant, John Hancock (U.S.A.), was unjustly enriched by Plaintiff and the Contractholder Class, who paid unreasonable fees and charges under void contractual provisions of the JH Variable Annuity Contract.

15. Pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), the Contactholder Class is entitled to have the value of their JH Variable Annuity Contracts restored, to the amount such contracts would be worth, but for the imposition of unreasonable fees and charges collected by Defendant John Hancock (U.S.A.) under the JH Variable Annuity Contracts, in violation of ICA §26(f)(2),15 U.S.C. §80a-26(f)(2).

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray that this Court:

A. Certify this action as a class action pursuant to Federal Rules of Civil Procedure 23(b)(1), 23(b)(2) and 23(b)(3);

B. Declare, with respect to ERISA,:

1. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B) and 406(b)(1), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(b)(1), by charging the Plaintiffs the Sales and Services Fees on account of their investments into the Investment Options;

2. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B) and §§406(a)(1)(A), (C) and (D) and (b)(1), 29 U.S.C.. §§ 1104(a)(1)(A)(i) and (ii) and (B) and 1106(a)(1)(A), (C) and (D) and (b)(1), for allowing Plaintiffs to be charged 12b-1 fees on their investments into the JH Investment Options

3. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), for allowing plaintiffs to be charged 12b-1 fees on their investments into the Independent Investment Options;

4. That Defendant John Hancock (U.S.A.) violated ERISA §§ 404(a)(1)(A)(i) and (ii) and (B) and 406(b)(1), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(b)(1), for allowing Plaintiffs to be charged the Excessive Adviser Fees, which was paid to Defendant John Hancock Investment Management Services, on the JH Plan Funds that underlie the JH Investment Options;

5. That Defendant John Hancock (U.S.A.) violated ERISA §§ 404(a)(1)(A)(i) and (ii) and (B) and 406(b)(1) and (3), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(b)(1) and (3), for its receipt of the Revenue Sharing Payments;

6. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), for selecting the JHT-Money Market Trust as the money market option for Plaintiffs instead of a less expensive better performing money market fund;

7. That Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds are liable to Plaintiffs pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), for knowingly participating in the fiduciary violations of Defendant John Hancock (U.S.A.);

8. That, pursuant to ERISA §§502(a)(2) and (3), 29 U.S.C. §§1132(a)(2) and (3), all Defendants and any subsidiaries of the Defendants that received monies from the Plaintiffs, disgorge all such monies, and any earnings thereon, and refund such monies to the Plaintiffs;

9. That, pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), Defendant John Hancock (U.S.A.) abstain from contracting or investing, on behalf of any Plaintiff, with any of its affiliates or subsidiaries; and

10. That, pursuant to ERISA §502(g), 29 U.S.C. §1132(g), that Plaintiffs be paid reasonable costs and attorneys fees.

B. Declare, with respect to the ICA,:

1. That the Excessive Adviser Fees in Tables IV and V, with respect to JHT and JHFII, constitute a breaches of fiduciaries duty pursuant to ICA §36(b), 15 U.S.C. §80a-35(b);

546343.1

2. That Defendant John Hancock Investment Management Services pay to Plaintiffs the actual damages resulting from its breaches of fiduciary duties, pursuant to ICA §36(b)(3), 15 U.S.C. § 80a-35(b)(3) or, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the rescission of the contracts authorizing such fees due to their violation of ICA §36(b), 15 U.S.C. §80a-35(b);

3. That the JH Variable Annuity Contracts violate ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), due to the Excessive Adviser Fees listed in Table IV and that such contracts are rescinded, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), to the extent the Contractholder Class paid such fees;

4. That Defendant John Hancock (U.S.A.) was unjustly enriched by the Contractholder Class, who paid unreasonable fees and charges under void contractual provisions of the JH Variable Annuity Contracts; and

5. That the Contractholder Class, pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), is entitled to have the value of their JH Variable Annuity Contracts restored, to the amount such contracts would be worth, but for the imposition of unreasonable fees and charges collected by Defendant John Hancock (U.S.A.) under the JH Variable Annuity Contracts, in violation of ICA §26(f)(2),15 U.S.C. §80a-26(f)(2).

C. Order Defendants to make disgorgement of all fees, equitable restitution and other appropriate equitable monetary relief as the Court deems just.

D. Order the Defendants to pay damages to Plaintiffs in an amount sufficient to restore them to the position they would have been in had the wrongs alleged herein not been committed.

E. Award interest, costs, attorney fees and such other relief as it deems just.

JURY DEMAND

Plaintiffs demand a trial by jury on all claims so triable.

SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.

Dated: April 23, 2010

s/ Robert L. Lakind
Robert L. Lakind

Levy, Phillips & Konigsberg

Dated: April 23, 2010

s/Moshe Maimon
Moshe Maimon

JURY DEMAND

Plaintiffs demand a trial by jury on all claims so triable.

SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.

s/Robert L. Lakind
Robert L. Lakind

Dated: April 23, 2010

Levy, Phillips & Konigsberg

s/Moshe Maimon
Moshe Maimon

Dated: April 23, 2010

TABLE 1

TABLE 1

JH INVESTMENT OPTIONS WHERE THE UNDERLYING JH PLAN FUND WAS CLONED FROM AN INDEPENDENT FUND

JH U.S. GOVERNMENT SECURITIES INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIUSX (eff. 12/09)**	**WATFX (eff. 7/09)**
FER: .77% AMC: .00% S&S: .50% ER: 1.27%	Mgt. Fee: .62% 12b-1 Fees: .05% Other Exp.: .09% Tot. Exp.: .76%	Mgt Fee: .41% 12b-1 Fees: .00% Other Exp.: .07% Tot. Exp. .48%
(12/07) FER: .77% AMC: .00% S&S: .50% ER: 1.27%	**JIUSX (eff. 12/07)** Mgt. Fee: .61% 12b-1 Fees: .05% Other Exp.: .10% Tot. Exp.: .76%	**WATFX (eff. 8/08)** Mgt Fee: .41% 12b-1 Fees: .00% Other Exp.: .03% Tot. Exp. .44%

JH BLUE CHIP GROWTH INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIBCX (eff. 12/09)**	**TRBCX (eff. 5/09)**
FER: .89%	Mgt. Fee: .81%	Mgt Fee: .61%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .04%	Other Exp.: .19%
ER: 1.39%	Tot. Exp.: .90%	Tot. Exp. .80%
(12/07)	**JIBCX (eff. 12/07)**	**TRBCX (eff. 5/08)**
FER: .90%	Mgt. Fee: .81%	Mgt Fee: .60%
AMC: .00%	12b-1 fees: .05%	12b-1 fees: .00%
S&S: .50%	Other Exp.: .03%	Other Exp.: .17%
ER: 1.40%	Tot. Exp.: .89%	Tot. Exp. .77%

JH VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JEVLX (12/09)**	**MSAIX (eff. 10/09)**
FER: .85%	Mgt. Fee: .74%	Mgt Fee: .72%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .06%	Other Exp.: .47%
ER: 1.35%	Tot. Exp.: .85%	Tot. Exp. 1.19%
(12/07)	**JEVLX (eff. 5/08)**	**MSAIX (eff. 10/07)**
FER: .84%	Mgt. Fee: .74%	Mgt Fee: .72%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .04%	Other Exp.: .29%
ER: 1.34%	Tot. Exp.: .83%	Tot. Exp. 1.01%

JH MID VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JEMUX(12/09)**	**TRMCX (eff. 5/09)**
FER: 1.13%	Mgt. Fee: .98%	Mgt Fee: .66%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .10%	Other Exp.: .17%
ER: 1.63%	Tot. Exp.: 1.13%	Tot. Exp. .83%
(12/07)	**JEMUX (eff. 5/08)**	**TRMCX (eff. 5/08)**
FER: 1.10%	Mgt. Fee: .97%	Mgt Fee: .65%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .07%	Other Expenses: .14%
ER: 1.60%	Tot. Exp.: 1.09%	Tot. Exp. .79%

JH SMALL COMPANY VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source of Clone
(9/09)	**JISVX (eff. 12/09)**	**PRSVX (eff. 5/09)**
FER: 1.12%	Mgt. Fee: 1.03%	Mgt Fee: .66%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Acq. Fund fees: .01%	Acq. Fund Exp. .07%
ER 1.62%	Other Exp.: .05%	Other Exp.: .19%
	Tot. Exp. 1.14%	Tot. Exp. .92%
(12/07)	**JISVX (eff. 12/07)**	**PRSVX (eff. 5/08)**
FER: 1.12%	Mgt. Fee: 1.02%	Mgt Fee: .65%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .04%	Acq. Fund Exp: .01%
ER: 1.62%	Tot. Exp.: 1.11%	Other Exp.: .16%
		Tot. Exp. .82%

JH INTERNATIONAL VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source of Clone
(9/09)	**JIVIX(eff. 12/09)**	**TEMWX (eff. 1/10)**
FER: .98% AMC: .00% S&S: .50% ER: 1.48%	Mgt. Fee: .82% 12b-1 Fees: .05% Other Exp.: .11% Tot. Exp.: .98% Exp. Reimb.: .02% Net Operating Exp.: .96%	Mgt Fee: .62% 12b-1 Fees: .00% Other Exp.: .24% Tot. Exp. .86%
(12/07)	**JIVIX (eff. 12/07)**	**TEMWX (eff. 2/08)**
FER: 1.01% AMC: .00% S&S: .50% ER: 1.51%	Mgt. Fee: .80% 12b-1 Fees: .05% Other Exp.: .13% Tot. Exp.: .98%	Mgt Fee: .61% 12b-1 Fees: .00% Other Exp.: .20% Tot. Exp. .81%

JH TOTAL RETURN INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JITRX(eff. 12/09)**	**PMBIX(eff. 12/08)**
FER: .79%	Mgt. Fee: .68%	Mgt Fee: .50%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .05%	Other Exp.: .00%
ER: 1.29%	Tot. Exp.: .78%	Tot. Exp. .50%
(12/07)	**JITRX (eff. 12/07)**	**PMBIX (eff. 03/08)**
FER: .82%	Mgt. Fee: .70%	Mgt Fee: .50%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .08%	Other Exp.: .00%
ER: 1.32%	Tot. Exp.: .83%	Tot. Exp. .50%

JH REAL RETURN BOND INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIRRX (12/09)**	**PRRIX (eff. 10/09)**
FER: .80%	Mgt. Fee: .68%	Mgt Fee: .45%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .06%	Other Exp.: .20%
ER: 1.30%	Tot. Exp.: .79%	Tot. Exp. .65%
(12/07)	**JIRRX (eff. 12/07)**	**PRRIX (eff. 7/08)**
FER: .80%	Mgt. Fee: .69%	Mgt Fee: .25%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .05%	Other Exp.: .20%
ER: 1.30%	Tot. Exp.: .79%	Tot. Exp. .45%

JH GLOBAL BOND INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIGDX(eff. 12/09)**	**PIGLX (eff. 7/08)**
FER: .88% AMC: .00% S&S: .50% ER: 1.38%	Mgt. Fee: .70% 12b-1 Fees: .05% Other Exp.: .11% Tot. Exp.: .86%	Mgt Fee: .25% 12b-1 Fees: .00% Other Exp.: .59% Tot. Exp. .84%
(12/07)	**JIGDX (eff. 12/07)**	**PIGLX (eff. 7/08)**
FER: .84% AMC: .00% S&S: .50% ER: 1.34%	Mgt. Fee: .70% 12b-1 Fees: .05% Other Expenses: .11% Tot. Exp.: .86%	Mgt Fee: .25% 12b-1 Fees: .00% Other Exp.: .59% Tot. Exp. .84%

JH ALL CAP VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JICVX(eff. 12/09)**	**LLCYX (eff. 2/10)**
FER: .97%	Mgt. Fee: .84%	Mgt Fee: .40%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .07%	Other Exp.: .52%
ER: 1.47%	Tot. Exp.: .96%	Tot. Exp. .92%
(12/07)	**JICVX (eff. 12/07)**	**LLCYX (eff. 3/08)**
FER: .94%	Mgt. Fee: .82%	Mgt Fee: .40%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .10%	Other Exp.: .41%
ER: 1.44%	Tot. Exp.: .97%	Tot. Exp. .81%
		Exp. Reimb.: .21%
		Net Exp.: .60%

JH SMALL CAP GROWTH INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source of Clone
(9/09)	**JESGX (12/09)**	**VEXRX (eff. 2/10)**
FER: 1.19% AMC: .00% S&S: .50% ER: 1.69%	Mgt. Fee: 1.06% 12b-1 Fees: .05% Other Exp.: .08% Tot. Exp.: 1.19%	Mgt Fee: .30% 12b-1 Fees: .00% Other Exp.: .04% Tot. Exp.: .34%
(12/07)	**JESGX (eff. 5/08)**	**VEXRX (eff. 4/08)**
FER: 1.23% AMC: .00% S&S: .50% ER: 1.73%	Mgt. Fee: 1.07% 12b-1 Fees: .05% Other Exp.: .06% Tot. Exp.: 1.18% Exp. Reimb.: .01% Net Exp.: 1.17%	Mgt Fee: .20% 12b-1 Fees: .00% Other Exp.: .03% Tot. Exp. .23%

TABLE II

TABLE II

JH INVESTMENT OPTIONS WHERE THE UNDERLYING JH PLAN FUND WAS *NOT* CLONED FROM AN INDEPENDENT FUND

JH INTERNATIONAL CORE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**GOCIX (07/09)**
FER: 1.10% AMC: .00% S&S: .50% ER: 1.60%	Mgt. Fee: .89% 12b-1 Fees: .05% Other Exp.: .16% Tot. Exp.: 1.10%
(12/31/07)	**GOCIX (eff. 7/08)**
FER: 1.20% AMC: .00% S&S: .50% ER: 1.70%	Mgt. Fee: .89% 12b-1 Fees: .05% Other Expenses: .22% Tot. Exp.: 1.16% Exp. Reimb.: .02% Net Exp.: 1.14%

JH LIFESTYLE - CONSERVATIVE PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILCX (eff. 4/10)**
FER: .89%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .03%
ER: 1.49%	Acquired Fund fees & exp.: .77%
	Tot. Exp.: .89%
(12/07)	**JILCX (eff. 5/08)**
FER: .90%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .02%
ER: 1.50%	Acquired Fund fees & exp.: .80%
	Tot. Exp.: .91%

JH LIFESTYLE - MODERATE PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILMX (eff. 4/10)**
FER: .90%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .03%
ER: 1.50%	Acquired Fund Fees & Exp.: .78%
	Tot. Exp.: .90%
(12/ 07)	**JILMX (eff. 5/08)**
FER: .94%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .02%
ER: 1.54%	Acquired Fund Fees & Exp.: .83%
	Tot. Exp.: .94%

JH LIFESTYLE - BALANCED PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILBX(04/10)**
FER: .89%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .03%
ER: 1.49%	Acquired Fund Fees & Exp.: .77%
	Tot. Exp.: .89%
(12/07)	**JILBX(eff. 5/08)**
FER: .97%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .02%
ER: 1.57%	Acquired Fund Fees & Exp.: .86%
	Tot. Exp.: .97%

JH LIFESTYLE - GROWTH PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILGX(eff. 4/10)**
FER: .93%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: 05%
S&S: .50%	Other Expenses: .03%
ER: 1.53%	Acquired Fund Fees & Exp. .81%
	Tot. Exp.: .93%
(12/07)	**JILGX (eff.5/08)**
FER: .98%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .02%
ER: 1.58%	Acquired Fund Fees & Exp.: .88%
	Tot. Exp.: .99%

JH LIFESTYLE - AGGRESSIVE PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH fund
(9/09)	**JILAX(eff. 4/10)**
FER: .98%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .%.03
ER: 1.58%	Acquired Fund fees & exp.: .86%
	Tot. Exp.: .98%
(12/07)	**JILAX(eff. 5/1/08)**
FER: 1.02%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .02%
ER: 1.62%	Acquired Fund fees & exp.: .93%
	Tot. Exp.: 1.04%

JH MONEY MARKET INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JHOXX (05/09)**
FER: .58%	Mgt. Fee: .47%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .06%
ER: 1.08%	Tot. Exp.: .58%
(12/07)	**JHOXX(eff. 12/07)**
FER: .56%	Mgt. Fee: .48%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .03%
ER: 1.06%	Tot. Exp: 056%
	Contract. Reimb Exp.: .01%
	Net. Exp.: .55%

JH STRATEGIC INCOME INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JESNX (05/09)**
FER: .82%	Mgt. Fee: .69%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .08%
ER: 1.32%	Tot. Exp.: .82%

Sub-Account	Underlying JH Fund
(12/07)	**JESNX (12/07)**
FER: .90%	Mgt. Fee: .69%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .09%
ER: 1.40%	Tot. Exp.: .83%

TABLE III

TABLE III

INVESTMENT OPTIONS WHERE THE UNDERLYING MUTUAL FUND WAS INDEPENDENT OF JOHN HANCOCK

DAVIS NEW YORK VENTURE INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class A) (eff. 12/09) (Ticker: NYVTX)**	**Fund (Class Y) (eff. 12/09) (Ticker: DNYVX)**
FER: .85% AMC: .03% S&S: .50% ER: 1.38%	Mgt. Fee: .49% 12b-1 Fees: .24% Other Exp.: .19% Tot. Exp.: .92% (Front end sales: 4.75%) (Deferred Sales charge .50% If purchase over $1 mm and sell within one year)	Mgt Fee: .49% 12b-1 Fees: .00% Other Exp.: .14% Tot. Exp. .63% (No front end sales)
(12/07)	**Fund (Class A) (eff. 11/07) (Ticker: NYVTX)**	**Fund (Class Y) (eff. 11/07) (Ticker: DNYVX)**
FER: .85% AMC: .03% S&S: .50% ER: 1.38%	Mgt. Fee: .48% 12b-1 Fees: .25% Other Expenses: .12% Tot. Exp.: .85% (Front end sales: 4.75%) (Deferred Sales charge .50% If purchase over $1 mm and sell within one year)	Mgt Fee: .48% 12b-1 fees: .00% Other Expenses: .11% Tot. Exp. .59% (No front end sales)

Performance:

Total Return	**Class A**	**Class Y**
	7/31/09: -20.08%	7/31/09: -19.88%
	7/31/08: -12.77%	7/31/08: -12.53%
	7/31/07: 14.03%	7/31/07: 14.34%
	7/31/06: 10.15%	7/31/06: 10.44%

	7/31/05: 16.34% 7/31/04: 18.10%	7/31/05: 16.68% 7/31/04: 18.53%

MUTUAL DISCOVERY INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09) FER: 1.02% AMC: .25% S&S: .50% ER: 1.77%	**Fund (Class Z) (eff. 5/09)** **Ticker: MDISX** Mgt. Fee: .76% 12b-1 Fees: .00% Other Exp.: .26% Tot. Exp.: 1.02% (No front end sales)	**Fund (Class Z) (eff. 5/09)** **Ticker: MDISX** Mgt Fee: .76% 12b-1 Fees: .00% Other Exp.: .26% Tot. Exp. 1.02% (No front end sales)
(12/07) FER: 1.36% AMC: .00% S&S: .50% ER: 1.86%	**Fund (Class A) (eff. 5/08)** **Ticker: TEDIX** Mgt. Fee: .75% 12b-1 Fees: .31% Other Exp.: .26% Tot. Exp.: 1.32% (5.75% front end sales) (2.00% redemption fee w/in 7 days)	**Fund (Class Z) (eff. 5/08)]** **Ticker: MDISX** Mgt Fee: .75% 12b-1 Fees: .00% Other Exp.: .26 % Tot. Exp. 1.01% (No front end sales) (2.00% redemption fee w/in 7 days)

Performance:

Total Return	**Class A**	**Class Z**
	12/31/09: 20.89%	12/31/09: 21.31%
	12/31/08: -26.73%	12/31/08: -26.55%
	12/31/07: 10.96%	12/31/07: 11.32%
	12/31/06: 23.02%	12/31/06: 23.43%
	12/31/05: 15.29%	12/31/05: 15.70%
	12/31/04: 18.98%	12/31/04: 19.39%

THE GROWTH FUND OF AMERICA INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class R5)** **(eff. 11/09)** **(Ticker: RGAFX)**	**Fund (Class R6)** **(eff. 11/09)** **(Ticker: RGAGX)**
FER: .37% AMC: .45% S&S: .50% ER: 1.32%	Mgt. Fee: .28% 12b-1 Fees: .00% Other Exp.: .12% Tot. Exp.: .40% (No front end sales)	Mgt Fee: .28% 12b-1 Fees: .00% Other Exp.: .09% Tot. Exp. .37% (No front end sales)
(12/07)	**Fund (Class R3)** **(eff. 11/07)** **(Ticker: RGACX)**	**Fund (Class R5)** **(eff. 11/07)** **(Ticker: RGAFX)**
FER: .93% AMC: .00% S&S: .50% ER: 1.43%	Mgt. Fee: .27% 12b-1 Fees: .50% Other Exp.: .19% Tot. Exp.: .96% (No front end sales)	Mgt Fee: .27% 12b-1 Fees: .00% Other Exp.: .11% Tot. Exp. .38% (No front end sales)

Performance:

Total Return	**Class R3**	**Class R5**	**Class R6**[8]
	8/31/09: -17.78%	8/31/09: -17.30%	5/1-8/31/09: 15.17%
	8/31/08: -8.50%	8/31/08: -7.96%	
	8/31/07: 16.33%	8/31/07: 16.97%	
	8/31/06: 9.30%	8/31/06: 9.92%	
	8/31/05: 20.83%	8/31/05: 21.52%	
	8/31/04: 8.28%	8/31/04: 9.02%	

[8] Class commenced operation on May 1, 2009.

DOMINI SOCIAL EQUITY INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Investor Class)** **(eff. 11/09)** **Ticker: DSEFX**	**Fund (Institutional Class)** **(eff. 11/09)** **Ticker: DIEQX**
FER: 1.20% AMC: .15% S&S: .50% ER: 1.85%	Mgt. Fee: .30% 12b-1 Fees: .25% Other Expenses: .76% Tot. Exp.: 1.31% Fee waiver: .06% Net exp. 1.25% (No front end sales) (2% redemption fee w/in 30 days)	Mgt Fee: .30% 12b-1 Fees: .00% Other Expenses: .50% Tot. Exp. .80% Fee waiver: .00% Net exp.: .80% (No front end sales) (2% redemption fee w/in 30 days)
(12/07)	**Fund (Investor Class) (11/07)** **Ticker: DSEFX**	**Fund (Class R) (eff. 11/07)** **Ticker: DSFRX**
FER: 1.15% AMC: .15% S&S: .50% ER: 1.80%	Mgt. Fee: .30% 12b-1 Fees: .25% Other Expenses: .69% Tot. Exp.: 1.24% Fee waiver: .09% Net exp. 1.15% (No front end sales) (2.00% redemption fee w/in 30 days)	Mgt Fee: .30% 12b-1 Fees: .00% Other Expenses: .60% Tot. Exp. .90% Fee waiver: .05% Net exp.: .85% (No front end sales) (2.00% redemption fee w/in 30 days)

Performance:

Total Return	**Investor Class**	**Class R**	**Institutional Class**
	7/31/09: -17.48%	7/31/09: -17.23%	7/31/09: 20.93%*
	7/31/08: -11.84%	7/31/08: -11.52%	
	7/31/07: 15.11%	7/31/07: 15.43%	
	7/31/06: .72%	7/31/06: 1.04%	
	7/31/05: 10.68%	7/31/05: 11.04%	
	7/31/04: 11.24%	7/31/04: 4.14%**	

* Institutional Class commenced operations on 11/28/08
**Class R commenced operations on 11/28/03

OPPENHEIMER GLOBAL INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class Y)** **(eff. 1/10)** **(Ticker: OGLYX)**	**Fund (Class Y)** **(eff. 1/10)** **(Ticker: OGLYX)**
FER: .70% AMC: .25% S&S: .50% ER: 1.45%	Mgt. Fee: .67% 12b-1 Fees: .00% Other Expenses: .18% Tot. Exp.: .85% (No front end sales)	Mgt Fee: .67% 12b-1 Fees: .00% Other Expenses: .18% Tot. Exp. .85% (No front end sales)
(12/07)	**Fund (Class A) (eff. 12/07)** **(Ticker: OPPAX)**	**Fund (Class Y)** **(eff. 12/07)** **(Ticker: OGLYX)**
FER: 1.05% AMC: .00% S&S: .50% ER: 1.55%	Mgt Fee: .62% 12b-1 Fees: .24% Other Expenses: .19% Tot. Exp. 1.05% (5.75% front end sales) (2.0% Redemption fee w/in 30 days)	Mgt Fee: .62% 12b-1 Fees: .00% Other Expenses: .06% Tot. Exp. .68% (No front end sales) (2.0% Redemption fee w/in 30 days)

Performance:

Total Return	**Class A**	**Class Y**
	9/30/09: 3.58 %	9/30/09: 4.02%
	9/30/08: -27.90%	9/30/08: -27.61%
	9/30/07: 20.58%	9/30/07: 21.00%
	9/30/06: 13.13%	9/30/06: 13.57%
	9/30/05: 26.40%	9/30/05: 26.76%
	9/30/04: 19.58%	9/30/04: 19.89%

COLUMBIA VALUE AND RESTRUCTURING INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09) FER: .94% AMC: .25% S&S: .50% ER: 1.69%	**Fund (Class Z) (eff. 8/09)** **(Ticker: UMBIX)** Mgt. Fee: .75% 12b-1 Fees: .00% Other Exp.: .19% Tot. Exp.: .94% (No front end sales)	**Fund (Class Z) (eff. 8/09)** **(Ticker: UMBIX)** Mgt Fee: .75% 12b-1 Fees: .00% Other Exp.: .19% Tot. Exp. .94% (No front end sales)
(12/07) FER: 1.05% AMC: .15% S&S: .50% ER: 1.70%	**Fund (Class A) (10/07)**[9] **(Ticker: UMBIX)** Mgt. Fee: .60% 12b-1 Fees: .25% Other Exp.: .56% Tot. Exp.: 1.41% Fee waiver: .27% Net fee: 1.14% (5.75% front end sales) (1% deferred sales) (2.00% redemption fee)	**Fund (Class Z) (eff. 7/07)** **(Ticker: UMBIX)** Mgt Fee: .75% 12b-1 Fees: .00% Other Exp.: .19% Acquired Fund Fees .05% Tot. Exp. .99% (No front end sales)

Performance:

Total Return	**Class A** 3/31/09: -48.51% 3/31/08: -9.41%	**Class Z** 3/31/09: -48.39% 3/31/08: -1.74%

[9] On March 31, 2008, share classes of Excelsior Value and Restructuring Fund were reorganized into Class Z.

AMERICAN FUNDS EUROPACIFIC GROWTH INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09) FER: .54% AMC: .45% S&S: .50% ER: 1.49%	**Fund (Class R5) (eff. 6/09)** **(Ticker: RERFX)** Mgt. Fee: .43% 12b-1 Fees: .00% Other Exp.: .11% Tot. Exp.: .54% (No front end sales)	**Fund (Class R6) (eff. 6/09)**[10] **(Ticker: RERGX)** Mgt Fee: .43% 12b-1 Fees: .00% Other Exp.: .08% Tot. Exp. .51% (No front end sales)
(12/07) FER: 1.11% AMC: .00% S&S: .50% ER: 1.61%	**Fund (Class R3) (eff. 7/08)** **(Ticker: RERCX)** Mgt. Fee: .42% 12b-1 Fees: .50% Other Expenses: .19% Tot. Exp.: 1.11% (No front end sales)	**Fund (Class R5) (eff. 7/08)** **(Ticker: RERFX)** Mgt Fee: .42% 12b-1 Fees: .00% Other Expenses: .13% Tot. Exp. .55% (No front end sales)

Performance:

Total Return	**Class R3**	**Class R5**
	3/31/09: -40.70%	3/31/09: -40.37%
	3/31/08: 6.05%	3/31/08: 6.64%
	3/31/07: 16.20%	3/31/07: 16.91%
	3/31/06: 29.85%	3/31/06: 30.56%
	3/31/05: 11.68%	3/31/05: 12.38%
	3/31/04: 56.46%	3/31/04: 57.49%

[10] No return information was available for Class R6

AMERICAN CENTURY VISTA INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Investor Class) (eff. 3/10)** **(Ticker: TWCVX)**	**Fund (Inst. Class) (eff. 3/10)**[11] **(Ticker: TWVIX)**
FER: 1.00%	Mgt. Fee: 1.00%	Mgt Fee: .80%
AMC: .15%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .01%	Other Exp.: .01%
ER: 1.65%	Tot. Exp.: 1.01%	Tot. Exp. .81%
	(No front end sales)	(No front end sales)
(12//07)	**Fund (Investor Class) (3/08)** **(Ticker: TWCVX)**	**Fund (Inst. Class)(eff. 3/08)** **(Ticker: TWVIX)**
FER: 1.00%	Mgt. Fee: 1.00%	Mgt Fee: .80%
AMC: .15%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .00%	Other Exp.: .00%
ER: 1.65%	Tot. Exp.: 1.00%	Tot. Exp. .80%
	(No front end sales)	(No front end sales)

Performance:

Total Return	**Investor Class**	**Institutional Class**
	10/31/09: -2.41%	10/31/09: -2.12%
	10/31/08: -43.58%	10/31/08: -43.50%
	10/31/07: 49.39%	10/31/07: 49.68%
	10/31/06: 9.07%	10/31/06: 9.33%
	10/31/05: 14.08%	10/31/05: 14.26%
	10/31/04: 9.77%	10/31/04: 9.99%

[11] Institutional Class Shares are not available to Insurance Companies for Variable Annuity or Variable Life Insurance products. Investor Class is therefore the least expensive share class available.

ROYCE OPPORTUNITY INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09) FER: 1.46% AMC: .15% S&S: .50% ER: 2.11%	**Fund (Service Class) (eff. 5/09) (Ticker: RYOFX)** Mgt. Fee: 1.00% 12b-1 Fees: .25% Other Exp.: .21% Tot. Exp.: 1.46% (No front end sales) (1.00% redemption fee w/in 180 days)	**Fund (Inst. Class) (eff. 5/09) (Ticker: ROFIX)** Mgt Fee: 1.00% 12b-1 Fees: .00% Other Exp.: .06% Tot. Exp. 1.06% (No front end sales)
(12/07) FER: 1.29% AMC: .15% S&S: .50% ER: 1.94%	**Fund (Service Class) (eff. 5/08) (Ticker: RYOFX)** Mgt. Fee: .99% 12b-1 Fees: .25% Other Exp.: .15% Tot. Exp.: 1.39% Exp. Reimb.: .05% Net Exp.: 1.34% (No front end sales) (1.00% redemption fee w/in 180 days)	**Fund (Inst. Class) (eff. 5/08) (Ticker: ROFIX)** Mgt Fee: .99% 12b-1 Fees: .00% Other Exp.: .03% Tot. Exp. 1.02% (No front end sales)

Performance:

Total Return	**Service Class**	**Institutional Class**
	12/31/09: 61.72%	12/31/09: 62.23%
	12/31/08: -45.76%	12/31/08: -45.66%
	12/31/07: -2.22%	12/31/07: -1.89%
	12/31/06: 18.51%	12/31/06: 18.85%
	12/31/05: 4.66%	12/31/05: 4.90%
	12/31/04: 17.22%	12/31/04: 17.57%

JOHN HANCOCK CLASSIC VALUE INVESTMENT OPTION
(treated by Defendant John Hancock (U.S.A.) similar to an Independent Investment Option)

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(12/07)[12]	**Fund (Class A) (eff. 5/08)** **(Ticker: PZFVX)**	**Fund (Institutional Class) (eff. 5/08)** **(Ticker: JCVIX)**
FER: 1.30%	Mgt. Fee: .82%	Mgt Fee: .82%
AMC: .05%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .21%	Other Exp.: .10%
ER: 1.85%	Tot. Exp.: 1.28%	Tot. Exp. .92%
	(5.00% front end sales)	(No front end sales)

Performance:

Total Return	**Class A**	**Institutional Class**
	10/31/09: 19.84%	10/31/09: 20.32%
	10/31/08: -42.50%[13]	10/31/08: -42.33%[14]
	12/31/07: -14.20%	12/31/07: -13.86%
	12/31/06: 16.54%	12/31/06: 17.01%
	12/31/05: 8.81%	12/31/05: 9.28%
	12/31/04: 14.28%	12/31/04: 14.77%

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[12] This ceased being an investment option sometime in 2009.

[13] For the ten-month period ended 10/31/08. The fund changed its fiscal year from 12/31 to 10/31.

[14] For the ten-month period ended 10/31/08. The fund changed its fiscal year from 12/31 to 10/31.

T. ROWE PRICE EQUITY INCOME INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)[15]	**Fund(Advisor Class) (eff. 5/09)** **(Ticker: PAFDX)**	**Fund (Investor Class) (eff. 5/09)** **(Ticker: PRFDX)**
FER: .92%	Mgt. Fee: .56%	Mgt Fee: .56%
AMC: .10%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .11%	Other Expenses: .15%
ER: 1.52%	Tot. Exp.: .92%	Tot. Exp. .71%
	(No front end sales)	(No front end sales)

Performance:

Total Return	**Advisor Class**	**Investor Class**
	12/31/09: 25.40%	12/31/09: 25.62%
	12/31/08: -35.88%	12/31/08: -35.75%
	12/31/07: 3.03%	12/31/07: 3.30%
	12/31/06: 18.92%	12/31/06: 19.14%
	12/31/05: 4.03%	12/31/05: 4.26%
	12/31/04: 14.85%	12/31/04: 15.05%

[15] 2008 data is not provided for this investment because it only became available to Plaintiffs sometime in 2009.